Exhibit 99.2

Management’s Discussion and Analysis of Results of Operations and Financial Condition for the Year Ended December 31, 2017

This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with Wheaton Precious Metals Corp.’s (“Wheaton” or the “Company”) consolidated financial statements for the year ended December 31, 2017 and related notes thereto which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Reference to Wheaton or the Company includes the Company’s wholly owned subsidiaries. This MD&A contains “forward-looking” statements that are subject to risk factors set out in the cautionary note contained on page 56 of this MD&A as well as throughout this document. All figures are presented in United States dollars unless otherwise noted. This MD&A has been prepared as of March 21, 2018.

Overview

Wheaton Precious Metals Corp. is a mining company which generates its revenue from the sale of silver and gold. The Company is listed on the New York Stock Exchange (“NYSE”) and the Toronto Stock Exchange (“TSX”) and trades under the symbol WPM.

The Company has entered into 18 long-term purchase agreements and three early deposit long-term purchase agreements for silver and/or gold (“precious metal purchase agreements”) relating to 20 mining assets which are currently operating and 9 which are at various stages of development, whereby Wheaton acquires silver and gold production from the counterparties for an initial upfront payment plus an additional cash payment for each ounce delivered which is fixed by contract, generally at or below the prevailing market price. Attributable silver and gold production as referred to in this MD&A and financial statements is the silver and gold production to which Wheaton is entitled pursuant to the various purchase agreements. During the year ended December 31, 2017, the per ounce price paid by the Company for silver and gold under the agreements averaged $4.49 and $395, respectively. The primary drivers of the Company’s financial results are the volume of silver and gold production at the various mines to which the precious metal purchase agreements relate and the price of silver and gold realized by Wheaton upon the sale of silver and gold received.

WHEATON PRECIOUS METALS 2017 ANNUAL REPORT [1]

Operational Overview

	Q4 2017	Q4 2016	Change	2017	2016	Change
Ounces produced
Silver	7,211	7,589	(5.0)%	28,646	30,379	(5.7)%
Gold	96,474	111,664	(13.6)%	355,104	366,378	(3.1)%
Silver equivalent [2]	14,572	15,526	(6.1)%	54,841	57,093	(3.9)%
Gold equivalent [2]	190,979	218,429	(12.6)%	743,438	782,963	(5.0)%
Ounces sold
Silver	7,292	7,506	(2.9)%	24,644	28,322	(13.0)%
Gold	94,295	108,931	(13.4)%	337,205	330,009	2.2%
Silver equivalent [2]	14,488	15,249	(5.0)%	49,519	52,388	(5.5)%
Gold equivalent [2]	189,882	214,529	(11.5)%	671,291	718,430	(6.6)%
Change in PBND [3]
Silver	(742)	(559)		1,291	(649)
Gold	(3,155)	(2,154)		(1,144)	17,971
Per ounce metrics
Sales price
Silver	$16.75	$16.95	(1.2)%	$17.01	$16.96	0.3%
Gold	$1,277	$1,205	6.0%	$1,257	$1,246	0.9%
Cash costs [4]
Silver [4]	$4.48	$4.59	(2.4)%	$4.49	$4.42	1.6%
Gold [4]	$399	$389	2.6%	$395	$391	1.0%
Cash operating margin [5]
Silver [5]	$12.27	$12.36	(0.7)%	$12.52	$12.54	(0.2)%
Gold [5]	$878	$816	7.6%	$862	$855	0.8%
Revenue	$242,546	$258,491	(6.2)%	$843,215	$891,557	(5.4)%
Net earnings (loss)	$(137,712)	$10,865	n.a.	$57,703	$195,137	(70.4)%
Per share	$(0.31)	$0.02	n.a.	$0.13	$0.45	(71.1)%
Adjusted net earnings [6]	$82,323	$81,865	0.6%	$276,750	$266,137	4.0%
Per share [6]	$0.19	$0.19	0.3%	$0.63	$0.62	1.3%
Operating cash flows	$165,083	$174,702	(5.5)%	$538,808	$584,301	(7.8)%
Per share [7]	$0.37	$0.40	(7.5)%	$1.22	$1.36	(10.3)%
Dividends declared [8]	$39,815	$26,475	50.4%	$145,848	$90,612	61.0%
Per share	$0.09	$0.06	50.0%	$0.33	$0.21	57.1%

1)	All amounts in thousands except gold ounces produced and sold, per ounce amounts and per share amounts.
2)	Please refer to the tables on the bottom of pages 20, 21, 23 and 24 for the methodology of converting production and sales volumes to silver-equivalent ounces and gold-equivalent ounces.
3)	Represents the increase (decrease) in payable silver and gold ounces produced but not delivered (“PBND”) relative to the various mines that the Company derives precious metal from. Gold and silver ounces PBND will be recognized in future sales as they are delivered to the Company under the terms of their contracts. PBND to Wheaton is expected to average approximately two months of annualized production, but may vary from quarter to quarter due to a number of factors including mine ramp-up and the timing of shipments.[1]
4)	Refer to discussion on non-IFRS measure (iii) on page 46 of this MD&A.
5)	Refer to discussion on non-IFRS measure (iv) on page 47 of this MD&A.
6)	Refer to discussion on non-IFRS measure (i) on page 45 of this MD&A.
7)	Refer to discussion on non-IFRS measure (ii) on page 46 of this MD&A.
8)	Dividends declared in the referenced calendar quarter, relative to the financial results of the prior quarter.

[1]	Statements made in this section contain forward-looking information with respect to forecast ounces produced but not yet delivered and readers are cautioned that actual outcomes may vary. Please see “Cautionary Note Regarding Forward-Looking Statements” for material risks, assumptions and important disclosure associated with this information.

WHEATON PRECIOUS METALS 2017 ANNUAL REPORT [2]

Highlights

•	Attributable silver and gold production for the year ended 2017 exceeded production guidance of 28 million ounces of silver and 340,000 ounces of gold.

•	The decrease in attributable silver production for the three months and year ended December 31, 2017 was primarily due to lower production from the San Dimas mine resulting from various operational issues coupled with the expiry of the Cozamin silver purchase agreement.

•	The decrease in attributable gold production for the three months and year ended December 31, 2017, which was in line with expectations, was a result of a reduction of the Company’s share of the gold production at the 777 mine from 100% to 50% effective January 1, 2017 coupled with reduced production at Minto.

•	The Company achieved record gold sales volume during the year ended December 31, 2017.

•	During the three months and year ended December 31, 2017, the Company recognized an impairment charge of $229 million relating to the Company’s interest in the Pascua-Lama project as compared to $71 million relating to the Company’s interest in the Sudbury mine during the comparable period of the previous year.

•	During the year ended December 31, 2017, the Company paid dividends in the amount of $146 million, representing a record for the Company. On March 21, 2018, the Board of Directors declared a dividend in the amount of $0.09 per common share representing an increase of 29% relative to the comparable period in 2017.

•	On March 29, 2017, the Company amended its silver purchase agreement with Alexco Resource Corp. (“Alexco”) to make the production payment a function of the silver head grade and silver spot price in the month in which the silver is produced. In addition, the area of interest was expanded to include properties currently owned by Alexco and properties acquired by Alexco in the future which fall within a one kilometer radius of existing Alexco holdings in the Keno Hill Silver District. As consideration for the amendments, on April 10, 2017 Alexco issued 3 million shares to Wheaton with a fair value of $5 million.

•	On May 10, 2017, the Company announced that, upon receiving shareholder approval, it had filed Articles of Amendment to change its name from Silver Wheaton Corp. to Wheaton Precious Metals Corp., with the name change intended to better align the corporate identity with the Company’s diverse portfolio of both silver and gold assets.

•	On December 11, 2017, the Company announced that it had entered into an early deposit precious metal purchase agreement with Kutcho Copper Corp. (“Kutcho”) in respect of the Kutcho project located in Canada (the “Kutcho Early Deposit Agreement”).

•	Effective December 14, 2017, in connection with the Kutcho Early Deposit Agreement, the Company participated in an equity financing undertaken by Kutcho acquiring, by way of private placement, 6,153,846 common shares and warrants to acquire an additional 3,076,923 common shares of Kutcho for total consideration of $3 million (Cdn$4 million). Additionally, the Company advanced Kutcho $16 million (Cdn$20 million) in exchange for a convertible note receivable bearing interest at 10% per annum.

•	On January 12, 2018, the Company announced that, in connection with the proposed acquisition by First Majestic Silver Corp. (“First Majestic”) of Primero Mining Corp. (“Primero”), it has agreed to terminate the existing San Dimas silver purchase agreement with Primero and enter into a new San Dimas precious metal purchase agreement with First Majestic. Under the terms of the new stream, the Company will be entitled to an amount of gold equal to 25% of gold production from San Dimas plus an additional amount of gold equal to 25% of silver production from San Dimas converted to gold at a fixed gold to silver exchange ratio of 70:1[1]. Primero has indicated that closing of the Arrangement is anticipated to occur before the end of April 2018 subject to applicable regulatory approvals (including anti-trust clearance in Mexico) and the satisfaction of other customary conditions.

[1]	If the average gold to silver price ratio decreases to less than 50:1 or increases to more than 90:1 for a period of 6 months or more, then the “70” shall be revised to “50” or “90”, as the case may be, until such time as the average gold to silver price ratio is between 50:1 to 90:1 for a period of 6 months or more in which event the “70” shall be reinstated.

WHEATON PRECIOUS METALS 2017 ANNUAL REPORT [3]

Outlook1

Wheaton’s estimated attributable silver and gold production in 2018 is forecast to be approximately 22.5 million silver ounces and 355,000 gold ounces. Estimated average annual attributable silver and gold production over the next five years (including 2018) is anticipated to be approximately 25 million silver ounces and 370,000 gold ounces per year.

In 2018, forecast production growth from Peñasquito and Constancia is expected to be offset by the changes in the San Dimas stream as well as the cessation of production from assets with fixed terms. In conjunction with First Majestic’s proposed acquisition of Primero and compensation paid to Wheaton by First Majestic, the San Dimas stream is expected to convert from a silver stream to a gold stream at a reduced level starting in the second quarter of 2018. In addition, the 10-year-term contract on Capstone Mining’s Cozamin mine, acquired with Wheaton’s 2009 acquisition of Silverstone, expired in April 2017, and Wheaton’s streaming agreement with Barrick regarding Pascua-Lama provides the Company with silver production from the Lagunas Norte, Veladero, and Pierina mines until March 31, 2018.

Average production over the next five years is expected to increase primarily due to continued production growth from both Peñasquito and Constancia. At Peñasquito, grades are expected to increase over the next several years and the Pyrite Leach Project, which should increase recoveries, is scheduled to be commissioned later in 2018. At Constancia, Hudbay expects to begin mining of the Pampacancha deposit in the second half of 2018, which has significantly higher precious metals grades than what is currently being mined; however, should the mining of the Pampacancha deposit be delayed, Wheaton will be entitled to an increased portion of gold from Hudbay. And lastly, as a reminder, Wheaton does not include any production from Barrick’s Pascua-Lama project or Hudbay’s Rosemont project in its estimated average five-year production guidance.

From a liquidity perspective, the $99 million of cash and cash equivalents as at December 31, 2017 combined with the liquidity provided by the available credit under the $2 billion Revolving Facility and ongoing operating cash flows positions the Company well to fund all outstanding commitments and known contingencies as well as providing flexibility to acquire additional accretive precious metal stream interests.

[1]	Statements made in this section contain forward-looking information with respect to forecast production, funding outstanding commitments and continuing to acquire accretive precious metal stream interests and readers are cautioned that actual outcomes may vary. Please see “Cautionary Note Regarding Forward-Looking Statements” for material risks, assumptions and important disclosure associated with this information.

WHEATON PRECIOUS METALS 2017 ANNUAL REPORT [4]

Silver and Gold Interests1

The following table summarizes the silver and gold interests currently owned by the Company:

Silver and Gold Interests	Mine Owner	Location of Mine	Upfront Consideration¹	Attributable Production to be Purchased	Term of Agreement	Date of Original Contract

Silver Interests

San Dimas	Primero	Mexico	$189,799	100% ²	Life of Mine	15-Oct-04

Peñasquito	Goldcorp	Mexico	$485,000	25%	Life of Mine	24-Jul-07

Constancia	Hudbay	Peru	$294,900	100%	Life of Mine	8-Aug-12

Antamina	Glencore	Peru	$900,000	33.75% ³	Life of Mine	3-Nov-15

Other silver interests [4]			$1,476,447

Total silver interests			$3,346,146

Gold Interests

Salobo	Vale	Brazil	$3,059,360	75%	Life of Mine	28-Feb-13

Sudbury [5]	Vale	Canada	$623,572	70%	20 years	28-Feb-13

Constancia	Hudbay	Peru	$135,000	50% [6]	Life of Mine	8-Aug-12

Other gold interests [7]			$439,442

Total gold interests			$4,257,374

Total silver and gold interests			$7,603,520

1)	Expressed in United States dollars, rounded to the nearest thousand; excludes closing costs and capitalized interest, where applicable.
2)	Primero is to deliver a per annum amount to Wheaton equal to the first 6 million ounces of payable silver produced at San Dimas and 50% of any excess. As announced by the Company on January 12, 2018, in connection with the proposed acquisition by First Majestic of Primero, it has agreed to terminate the existing San Dimas silver purchase agreement with Primero and enter into a new San Dimas precious metal purchase agreement with First Majestic. Under the terms of the new precious metal purchase agreement, the Company is entitled to an amount equal to 25% of the payable gold production plus an additional amount of gold equal to 25% of the payable silver production converted to gold at a fixed gold to silver exchange ratio of 70:1 from the San Dimas mine. If the average gold to silver price ratio decreases to less than 50:1 or increases to more than 90:1 for a period of 6 months or more, then the “70” shall be revised to “50” or “90”, as the case may be, until such time as the average gold to silver price ratio is between 50:1 to 90:1 for a period of 6 months or more in which event the “70” shall be reinstated. Primero has indicated that closing of the Arrangement is anticipated to occur before the end of April 2018 subject to applicable regulatory approvals (including anti-trust clearance in Mexico) and the satisfaction of other customary conditions.
3)	Once the Company has received 140 million ounces of silver under the Antamina agreement, the Company’s attributable silver production to be purchased will be reduced to 22.5%.
4)	Comprised of the Los Filos, Zinkgruvan, Yauliyacu, Stratoni, Minto, Neves-Corvo, Aljustrel, Keno Hill, Pascua-Lama, Lagunas Norte, Pierina, Veladero, Rosemont, Loma de La Plata and 777 silver interests, as more fully detailed on page 9 of this MD&A.
5)	Comprised of the Coleman, Copper Cliff, Garson, Stobie, Creighton, Totten and Victor gold interests. The Stobie gold interest was placed into care and maintenance as of May 2017.
6)	Gold recoveries will be set at 55% for the Constancia deposit and 70% for the Pampacancha deposit until 265,000 ounces of gold have been delivered to the Company. Should Hudbay fail to achieve a minimum level of throughput at the Pampacancha deposit during 2018, 2019 and 2020, Wheaton will be entitled to additional compensation in respect of the gold stream.
7)	Comprised of the Minto, Rosemont and 777 gold interests, as more fully detailed on page 11 of this MD&A.

Silver Interests

San Dimas

On October 15, 2004, the Company entered into an agreement with Goldcorp Inc. (“Goldcorp”) to acquire an amount equal to 100% of the silver produced by Goldcorp’s Luismin mining operations in Mexico, including the San Dimas mine. On August 6, 2010, Goldcorp completed the sale of San Dimas to Primero Mining Corp. (“Primero”), and pursuant to the amended silver purchase agreement with Primero (the “Primero SPA”), the Company acquires 100% of the payable silver produced at San Dimas up to 6 million ounces annually, and 50% of any excess for the life of the mine. Goldcorp has provided a guarantee with respect to the delivery by Primero of all silver produced and owing to the Company until 2029 (the “Goldcorp Guarantee”) and Primero has provided Wheaton with a right of first refusal on any metal stream or similar transaction it enters into.

As at December 31, 2017, the Company has received approximately 79.6 million ounces of silver related to San Dimas under the agreement, generating cumulative operating cash flows of approximately $1.1 billion, with approximately 0.2 million ounces of cumulative payable silver ounces having been produced at San Dimas but not yet delivered to the Company, virtually unchanged from the balance at September 30, 2017.2

[1]	Statements made in this section contain forward-looking information including the timing and amount of estimated future production and readers are cautioned that actual outcomes may vary. Please see “Cautionary Note Regarding Forward-Looking Statements” for material risks, assumptions and important disclosure associated with this information.
[2]	Payable silver and gold ounces produced but not yet delivered are based on management estimates, and may be updated in future periods as additional information is received.

WHEATON PRECIOUS METALS 2017 ANNUAL REPORT [5]

As at December 31, 2017, the San Dimas mine had proven and probable silver reserves of 39.7 million ounces, measured and indicated silver resources of 18.3 million ounces and inferred silver resources of 70.9 million ounces (as described in the Attributable Reserves and Resources section of this MD&A).

Restructuring of the San Dimas Stream

On January 12, 2018, Primero announced that they had entered into a definitive agreement whereby First Majestic Silver Corp. (“First Majestic”) will acquire all of the issued and outstanding common shares of Primero under a plan of arrangement transaction (the “Arrangement”). In conjunction with the proposed Arrangement, the Company has agreed to terminate the existing Primero SPA and enter into a new precious metal purchase agreement with First Majestic (the “San Dimas PMPA”) relating to the San Dimas mine. Under the terms of the new San Dimas PMPA, the Company will be entitled to an amount of gold equal to 25% of gold production from San Dimas plus an additional amount of gold equal to 25% of silver production from San Dimas converted to gold at a fixed gold to silver exchange ratio of 70:11.

As consideration for terminating the existing Primero SPA, in addition to the new stream, the Company will receive 20,914,590 First Majestic common shares reflecting an aggregate value of $151 million2 (the “First Majestic Shares”). The First Majestic Shares will represent approximately 11% of First Majestic’s current issued and outstanding shares and will be subject to a six month hold period (subject to certain exceptions) with volume selling restrictions thereafter. In addition, at the time of closing of the Arrangement, Wheaton has agreed to release Goldcorp from the Goldcorp Guarantee in consideration for a payment of $10 million.

The termination of the existing San Dimas SPA and the effectiveness of the new San Dimas PMPA remain subject to a number of conditions, including completion of the Arrangement. Primero has indicated that closing of the Arrangement is anticipated to occur before the end of April 2018 subject to applicable regulatory approvals (including anti-trust clearance in Mexico) and the satisfaction of other customary conditions, but there can be no assurance that the Arrangement will be completed on the terms noted or at all.

Operations Update

In its MD&A for the period ending December 31, 2017, Primero reported that production during 2017 was impacted by a strike action taken by unionized employees between February 15, 2017 and April 17, 2017. Primero reports that with a new collective bargaining agreement (“CBA”) in place, a phased restart was initiated on April 22, 2017 and that San Dimas continued to implement its production ramp-up plan through the remainder of the year, though production in July 2017 was limited due to a period of inactivity during the negotiation of the 2016 annual workers’ bonus. Primero states that after the successful resolution of these negotiations, San Dimas did experience an improvement in worker alignment.

While Primero mined higher grade material during the year, they note that this did not fully offset the lower availability of run-of-mine ore during 2017 resulting from the closure of many lower grade veins, the strike, and low worker productivity during the negotiations for the annual bonus.

On March 15, 2017, Primero indicated that there is material uncertainty related to its ability to continue as a going concern. Primero indicates in its MD&A for the period ended December 31, 2017 that they did not generate enough cash from operations to support their investing activities during 2017 and that, while they have sufficient cash on hand to support their business through to the expected close of the Arrangement, the termination of the Arrangement for any reason would cast substantial doubt on the ability of Primero to continue as a going concern.

Mexican Tax Update

In February 2016, Primero announced that its Mexican subsidiary received a legal claim from the Mexican tax authorities, Servicio de Administración Tributaria (“SAT”), seeking to nullify the Advance Pricing Agreement issued by SAT in 2012 (“2012 APA”). The 2012 APA confirmed Primero’s ability to pay taxes in Mexico on the sale of silver on actual prices realized by its Mexican subsidiary in connection with silver sales under the Primero SPA for the tax years 2010 through 2014. Primero has indicated that if the SAT is successful in retroactively nullifying the 2012 APA, the SAT may seek to audit and reassess Primero’s Mexican subsidiary in respect of sales of silver in connection with the Primero SPA for the tax years 2010 through 2014 and tax Primero on such sales at higher-than-realized prices, as opposed to the actual realized prices set under the Primero SPA.

[1]	If the average gold to silver price ratio decreases to less than 50:1 or increases to more than 90:1 for a period of 6 months or more, then the “70” shall be revised to “50” or “90”, as the case may be, until such time as the average gold to silver price ratio is between 50:1 to 90:1 for a period of 6 months or more in which event the “70” shall be reinstated.
[2]	Number of First Majestic Shares is based on the 20-day volume weighted average price of the First Majestic common shares ending as of January 10, 2018 and are issuable at the time of termination of the Primero SPA.

WHEATON PRECIOUS METALS 2017 ANNUAL REPORT [6]

Primero has reported in its MD&A for the period ended December 31, 2017 that in June 2017 and October 2017, the SAT issued two observation letters for the 2010 tax year and the 2011 tax year that made explicit its view that Primero’s Mexican subsidiary should pay taxes based on the higher-than-realized prices, which if applied would make Primero’s Mexican subsidiary liable for an additional $8.5 million in taxes before penalties or interest for the 2010 taxation year and $23.4 million for the 2011 taxation year. Primero also reports that they have submitted a formal response to both the 2010 and the 2011 observations letters.

Primero also states in their MD&A for the period ended December 31, 2017 that since January 1, 2015, they have continued to record their revenue from the sale of silver for purposes of Mexican tax accounting in a manner consistent with the APA, on the basis that the applicable facts and laws have not changed and that their legal and financial advisors continue to believe that Primero has filed its tax returns compliant with applicable Mexican law. However, they note that to the extent the SAT determines that the appropriate price of silver sales under the Primero SPA is significantly different from the realized price, it is likely to have a material adverse effect on Primero’s business, financial condition and results of operations.

Primero has estimated that should it be required to pay tax on its silver revenues based on higher-than-realized prices, then the incremental income tax before penalties or interest for the years 2012-2017 could be $130-$145 million, before interest or penalties. Primero has disclosed that if SAT was successful in retroactively nullifying the 2012 APA and issuing reassessments it would likely have a material adverse effect on Primero’s results of operations, financial condition and cash flows.

Liquidity Update

On March 30, 2017, Wheaton and certain of its subsidiaries provided a guarantee (the “Primero Guarantee”) to the lenders under Primero’s existing revolving credit facility (the “Primero Facility”). As a result of the Primero Guarantee, Primero obtained certain concessions from the lenders, including in respect of financial covenants. Primero is obligated to pay Wheaton a fee equal to a rate of approximately 5% per annum in connection with the Primero Guarantee and extensions of the Primero Guarantee. In connection with the Arrangement, the Company agreed to extend the Primero Guarantee to the earlier of April 30, 2018, and the completion or termination of the Arrangement. As guarantors, Wheaton is subject to the risk that Primero or any of its subsidiaries may default under the Primero Facility, in which case the Primero Guarantee can be called upon by lenders for the repayment of the secured obligations under the Primero Facility. Given the lenders under the Primero Facility have recourse against Wheaton, any adverse financial or operational consequences on Primero may also have a material adverse effect on Wheaton’s business, financial condition, results of operation and cash flows. See “Risks Relating to the Company – Indebtedness and Guarantees Risk” in the Company’s Annual Information Form for the year ended December 31, 2017.

As of December 31, 2017, there was $30 million outstanding under the Primero Facility, excluding interest, fees and expenses.

Risks to Wheaton Precious Metals

In the event that Primero (i) is not able to successfully complete the closing of the sale to First Majestic; (ii) is unable to continue to operate as a going concern; (iii) is unable to defend the validity of the 2012 APA; (iv) is unable to pay taxes in Mexico based on realized silver prices; and/or (v) determines that the San Dimas mine is uneconomic to mine; or (vi) the SAT proceedings or actions otherwise have an adverse impact on the business, financial condition or results of operation of Primero, then, in Wheaton’s opinion, (i) Primero or First Majestic may be unable to deliver some or all of the silver ounces due under the Primero SPA or San Dimas PMPA, as applicable; (ii) Primero or First Majestic may otherwise default in their respective obligations under the Primero SPA or San Dimas PMPA; (iii) Primero or First Majestic may cease operations at San Dimas; or (iv) Primero may become insolvent. As a result, any of these or other adverse financial or operational consequences on Primero or First Majestic may also have a material adverse effect on Wheaton Precious Metals’ business, financial condition, results of operation and cash flows, including the requirement to reflect a liability and subsequently make a payment of up to $30 million plus interest, fees and expenses associated with the Primero Guarantee. Additionally, the San Dimas silver interest has a carrying value as at December 31, 2017 of $135 million. Should the Company conclude in a future period that it has an indication of impairment associated with the San Dimas silver interest, the Company may be required to record an impairment of all or part of that carrying value.

Silver production from San Dimas represented approximately 7% and 9% of the Company’s total silver equivalent production for the years ended December 31, 2017 and December 31, 2016, respectively; gross margin from San Dimas represented approximately 16% and 24% of the Company’s adjusted1 net earnings for the years ended December 31, 2017 and December 31, 2016, respectively; operating cash flows from San Dimas represented approximately 9% and 12% of the Company’s operating cash flows for the years ended December 31, 2017 and December 31, 2016, respectively; and as at December 31, 20171, the San Dimas mine proven and probable silver reserves represented approximately 7% of the Company’s total proven and probable silver reserves, measured and indicated silver resources represented approximately 2% of the Company’s total measured and indicated silver resources and inferred silver resources represented approximately 16% of the Company’s total inferred silver resources (as described in the Attributable Reserves and Resources section of this MD&A).

[1]	Refer to discussion on non-IFRS measure (i) on page 45 of this MD&A
[1]	Mineral reserves and mineral resources are reported as of December 31, 2017, other than as disclosed in footnote 6 to the Attributable Reserves and Resources tables on page 53 of this MD&A.

WHEATON PRECIOUS METALS 2017 ANNUAL REPORT [7]

If the Company was unable to purchase any further silver or gold under either the existing Primero SPA or the new San Dimas PMPA, its reserves and resources would be significantly reduced and the Company’s forecasted silver equivalent production for 2018 and average five year forecasted silver equivalent production for 2018-2022 would be lowered by 5%, leading to a corresponding reduction to its revenue, net earnings and cash flows. In addition, there is no assurance that Wheaton will be successful in enforcing its rights under the security interest granted by Primero, First Majestic or the Goldcorp Guarantee or exercise its other remedies under the Primero SPA or San Dimas PMPA. See also “Risks Relating to the Company – Security Over Underlying Assets”, “Risks Relating to the Mining Operations – International Operations”, and “Risks Relating to the Company – Indebtedness and Guarantees Risk” in the Company’s Annual Information Form for the year ended December 31, 2017.

Peñasquito

On July 24, 2007, the Company entered into an agreement with Goldcorp to acquire an amount equal to 25% of the silver produced from Goldcorp’s Peñasquito mining operations (the “Peñasquito mine”) in Mexico for the life of mine, with the first deliveries under the agreement being received in September 2008.

According to Goldcorp’s MD&A for the three months ended December 31, 2017, the Pyrite Leach Project (“PLP”) at Peñasquito was 62% complete as of December 31, 2017, and expected to commence commissioning in the fourth quarter of 2018, three months ahead of schedule. Goldcorp has indicated that the PLP is expected to recover approximately 40% of the gold and 48% of the silver currently reporting to the tailings, and is expected to add production of approximately 1 million ounces of gold and 44 million ounces of silver over the current life of the mine. As a reminder, Wheaton Precious Metals is entitled to 25% of the silver produced at Peñasquito for the life of mine, or 11 million of the additional 44 million silver ounces.

As at December 31, 2017, the Company has received approximately 42.9 million ounces of silver related to the Peñasquito mine under the agreement, generating cumulative operating cash flows of approximately $768 million, with approximately 0.6 million ounces of cumulative payable silver ounces having been produced at Peñasquito but not yet delivered to the Company, representing a 0.2 million ounce decrease during the three month period ended December 31, 2017. 2

As at June 30, 2017, the Company’s 25% share of the Peñasquito proven and probable silver reserves was 136.4 million ounces, measured and indicated silver resources was 59.4 million ounces and inferred silver resources was 3.6 million ounces (as described in the Attributable Reserves and Resources section of this MD&A).

Constancia

On August 8, 2012, the Company entered into an agreement with Hudbay Minerals Inc. (“Hudbay”) to acquire an amount equal to 100% of the life of mine silver production from the Constancia mine (“Constancia”) in Peru (the “Constancia Precious Metal Purchase Agreement”), with the first deliveries under the agreement being received in April 2015.

As at December 31, 2017, the Company has received approximately 5.5 million ounces of silver related to the Constancia mine under the agreement, generating cumulative operating cash flows of approximately $60 million, with approximately 0.7 million ounces of cumulative payable silver ounces having been produced at Constancia but not yet delivered to the Company, representing a 0.1 million ounce increase during the three month period ended December 31, 2017. 2

As at December 31, 2016, the Company’s share of the Constancia proven and probable silver reserves was 54.4 million ounces, measured and indicated silver resources was 31.9 million ounces and inferred silver resources was 7.6 million ounces (as described in the Attributable Reserves and Resources section of this MD&A).

Antamina

On November 3, 2015, the Company entered into an agreement to acquire from Glencore an amount of silver equal to 33.75% of the silver production from the Antamina mine in Peru until the delivery of 140 million ounces of silver and 22.5% of silver production thereafter for life of mine at a fixed 100% payable rate. Any silver in respect of which a delivery is made to an offtaker after September 30, 2015 is subject to this stream.

[2]	Payable silver and gold ounces produced but not yet delivered are based on management estimates, and may be updated in future periods as additional information is received.

WHEATON PRECIOUS METALS 2017 ANNUAL REPORT [8]

As at December 31, 2017, the Company has received approximately 14.4 million ounces of silver related to the Antamina mine under the agreement, generating cumulative operating cash flows of approximately $192 million, with approximately 1.3 million ounces of cumulative payable silver ounces having been produced at Antamina but not yet delivered to the Company, representing a 0.3 million ounce decrease during the three month period ended December 31, 2017. 1

As at December 31, 2017, the Company’s share of the Antamina proven and probable silver reserves was 61.2 million ounces, measured and indicated silver resources was 66.3 million ounces and inferred silver resources was 117.4 million ounces (as described in the Attributable Reserves and Resources section of this MD&A).

Other Silver Interests

The following table summarizes the Other silver interests currently owned by the Company:

Other Silver Interests	Mine Owner		Location of Mine	Upfront Consideration¹		Attributable Production to be Purchased		Term of Agreement		Date of Original Contract
Los Filos	Leagold	[2]	Mexico	$4,463		100%	²	25 years		15-Oct-04
Zinkgruvan	Lundin		Sweden	$77,866		100%		Life of Mine		8-Dec-04
Yauliyacu	Glencore		Peru	$285,000		100%	³	Life of Mine		23-Mar-06
Stratoni	Eldorado Gold	[4]	Greece	$57,500		100%	[4]	Life of Mine		23-Apr-07
Minto	Capstone	[5]	Canada	$7,522		100%		Life of Mine		20-Nov-08
Neves-Corvo	Lundin		Portugal	$35,350		100%		50 years		5-Jun-07
Aljustrel	I’M SGPS		Portugal	$2,451		100%	[6]	50 years		5-Jun-07
Keno Hill	Alexco		Canada	$45,065		25%	[7]	Life of Mine		2-Oct-08
Barrick				$625,000
Pascua-Lama	Barrick		Chile/Argentina			25%		Life of Mine		8-Sep-09
Lagunas Norte	Barrick		Peru			100%		8.5 years		8-Sep-09
Pierina	Barrick		Peru			100%		8.5 years	[8]	8-Sep-09
Veladero	Barrick	[9]	Argentina			100%	[10]	8.5 years		8-Sep-09
Rosemont	Hudbay		United States	$190,900	¹¹	100%		Life of Mine		10-Feb-10
777	Hudbay		Canada	$102,041		100%		Life of Mine		8-Aug-12
Loma de La Plata	Pan American		Argentina	$43,289	¹²	12.5%		Life of Mine		n/a	¹³

Total other silver interests				$1,476,447

1)	Expressed in United States dollars, rounded to the nearest thousand; excludes closing costs and capitalized interest, where applicable.
2)	On April 7, 2017, Leagold Mining Corporation completed the acquisition of the Los Filos mine from Goldcorp. Goldcorp’s guarantee of deliveries in respect of the Los Filos mine remains in place.
3)	Glencore will deliver a per annum amount to Wheaton equal to the first 1.5 million ounces of payable silver produced at Yauliyacu and 50% of any excess.
4)	95% owned by Eldorado Gold Corporation (“Eldorado Gold”).
5)	As per Capstone Mining Corp’s (“Capstone”) news release dated February 2, 2018, Capstone has agreed to sell its Minto mine to Pembridge Resources plc (“Pembridge”). Capstone expects the transaction to close in the second quarter of 2018.
6)	Wheaton only has the rights to silver contained in concentrate containing less than 15% copper at the Aljustrel mine.
7)	On March 29, 2017, the Company amended its silver purchase agreement with Alexco Resource Corp. (“Alexco”) to adjust the silver production payment so that it will be a percentage of the spot silver price that increases with lower mill silver head grades and lower silver prices, and decreases with higher mill silver head grades and higher silver prices, subject to certain ceiling and floor grades and prices. In addition, the outside completion date was extended to December 31, 2019 and the area of interest was expanded to include properties currently owned by Alexco and properties acquired by Alexco in the future which fall within a one kilometer radius of existing Alexco holdings in the Keno Hill Silver District. As consideration, on April 10, 2017, Alexco issued 3 million shares to Wheaton which had a fair value of $5 million. On October 2, 2017, in connection with an option granted by Alexco to Banyan Gold Corp. (“Banyan”) over claims covered by the Alexco silver purchase agreement, the Company and Banyan entered into an accession agreement under which Banyan agreed to be bound by the terms of the silver purchase agreement in respect of those claims.
8)	As per Barrick’s disclosure, closure activities were initiated at Pierina in August 2013.
9)	50% owned by Barrick.
10)	Wheaton’s attributable silver production is subject to a maximum of 8% of the silver contained in the ore processed at Veladero during the period.
11)	The upfront consideration is currently reflected as a contingent obligation, payable on an installment basis to partially fund construction of the Rosemont mine once certain milestones are achieved, including the receipt of key permits and securing the necessary financing to complete construction of the mine.
12)	Comprised of $11 million allocated to the silver interest upon the Company’s acquisition of Silverstone Resources Corp. in addition to a contingent liability of $32 million, payable upon the satisfaction of certain conditions, including Pan American receiving all necessary permits to proceed with the mine construction.
13)	Definitive terms of the agreement to be finalized.

As at December 31, 2017, the Company has received approximately 93.0 million ounces of silver under these agreements, generating cumulative operating cash flows of approximately $1.5 billion, with approximately 1.6 million ounces of cumulative payable silver ounces having been produced at the Other silver interests but not yet delivered to the Company, representing a 0.4 million ounce decrease during the three month period ended December 31, 2017. 1

[1]	Payable silver and gold ounces produced but not yet delivered are based on management estimates, and may be updated in future periods as additional information is received.

WHEATON PRECIOUS METALS 2017 ANNUAL REPORT [9]

As at December 31, 20171, unless otherwise noted, the Company’s share of proven and probable silver reserves relative to these Other silver interests was 262.0 million ounces, measured and indicated silver resources was 700.1 million ounces and inferred silver resources was 202.5 million ounces (as described in the Attributable Reserves and Resources section of this MD&A).

Gold Interests

Salobo

On February 28, 2013, the Company entered into an agreement to acquire from Vale S.A. (“Vale”) an amount of gold equal to 25% of the life of mine gold production from its currently producing Salobo mine, located in Brazil. On March 2, 2015 and August 2, 2016, respectively, the Company agreed to make two separate amendments to the agreement, ultimately increasing the gold stream from the original 25% to 75% of the life of mine gold production from Salobo.

The mill throughput at Salobo currently has a nameplate capacity of 24 million tonnes per annum (“Mtpa”), with the potential to further increase throughput beyond 24 Mtpa. If throughput capacity is expanded within a predetermined period, and depending on the grade of material processed, the Company will be required to make an additional payment to Vale, relative to the 75% stream, based on a set fee schedule ranging from $113 million if throughput is expanded beyond 28 Mtpa by January 1, 2036, to up to $953 million if throughput is expanded beyond 40 Mtpa by January 1, 2021. There will be no additional deposit due if the expansion is completed after January 1, 2036. Any further future increase in mill throughput at the Salobo mine is expected to allow the Company to enhance its production growth profile and benefit from any future exploration successes at the Salobo mine.

As of December 31, 2017, the Company has received approximately 626,100 ounces of gold related to the Salobo mine under the agreement, generating cumulative operating cash flows of approximately $522 million, with approximately 48,400 ounces of cumulative payable gold ounces having been produced at Salobo but not yet delivered to the Company, representing an 1,100 ounce increase during the three month period ended December 31, 2017. 2

As at December 31, 2017, the Company’s 75% share of the Salobo proven and probable gold reserves was 9.2 million ounces, measured and indicated gold resources was 1.6 million ounces and inferred gold resources was 1.2 million ounces (as described in the Attributable Reserves and Resources section of this MD&A).

Sudbury

On February 28, 2013, the Company entered into an agreement to acquire from Vale an amount of gold equal to 70% of the gold production from certain of its currently producing Sudbury mines located in Canada, including the Coleman mine, Copper Cliff mine, Garson mine, Stobie mine, Creighton mine, Totten mine and the Victor project (the “Sudbury mines”) for a period of 20 years.

As previously disclosed, as of May 2017, the Stobie mine was placed on care and maintenance due to a number of factors including low metal prices and ongoing market challenges, declining ore grades, and, more recently, seismicity issues that restricted production below the 3,000-foot level. The Stobie mine represented approximately 5% of Wheaton’s attributable production from Sudbury during 2016.

As of December 31, 2017, the Company has received approximately 152,100 ounces of gold related to the Sudbury mines under the agreement, generating cumulative operating cash flows of approximately $129 million, with approximately 13,700 ounces of cumulative payable gold ounces having been produced at Sudbury but not yet delivered to the Company, representing a 4,400 ounce decrease during the three month period ended December 31, 2017.2

As at December 31, 2017, the Company’s 70% share of the Sudbury mines proven and probable gold reserves was 570,000 ounces, measured and indicated gold resources was 50,000 ounces and inferred gold resources was 130,000 ounces (as described in the Attributable Reserves and Resources section of this MD&A).

Constancia

On November 4, 2013, the Company amended the Constancia Precious Metal Purchase Agreement to include the acquisition of an amount equal to 50%3 of the life of mine gold production from Constancia, with the first deliveries under the agreement being received in April 2015. Should Hudbay fail to achieve a minimum level of throughput at the Pampacancha deposit during 2018, 2019 and 2020, Wheaton will be entitled to an increased portion of gold from Hudbay.

[1]	Mineral reserves and mineral resources are reported as of December 31, 2017, other than as disclosed in footnote 6 to the Attributable Reserves and Resources tables on page 53 of this MD&A.
[2]	Payable silver and gold ounces produced but not yet delivered are based on management estimates, and may be updated in future periods as additional information is received.
[3]	Gold recoveries will be set at 55% for the Constancia deposit and 70% for the Pampacancha deposit until 265,000 ounces of gold have been delivered to the Company.

WHEATON PRECIOUS METALS 2017 ANNUAL REPORT [10]

As at December 31, 2017, the Company has received approximately 34,500 ounces of gold related to the Constancia mine under the agreement, generating cumulative operating cash flows of approximately $28 million, with approximately 1,200 ounces of cumulative payable gold ounces having been produced at Constancia but not yet delivered to the Company, representing a 700 ounce increase during the three month period ended December 31, 2017. 1

As at December 31, 2016, the Company’s 50% share of the Constancia proven and probable gold reserves was 510,000 ounces, measured and indicated gold resources was 280,000 ounces and inferred gold resources was 40,000 ounces (as described in the Attributable Reserves and Resources section of this MD&A).

Other Gold Interests

The following table summarizes the Other gold interests currently owned by the Company:

Other Gold Interests	Mine Owner		Location of Mine	Upfront Consideration¹		Attributable Production to be Purchased		Term of Agreement	Date of Original Contract
Minto	Capstone	²	Canada	$47,283		100%	³	Life of Mine	20-Nov-08
Rosemont	Hudbay		United States	$39,100	[4]	100%		Life of Mine	10-Feb-10
777	Hudbay		Canada	$353,059		50%	[5]	Life of Mine	8-Aug-12

Total Other gold interests				$439,442

1)	Expressed in United States dollars, rounded to the nearest thousand; excludes closing costs and capitalized interest, where applicable.
2)	As per Capstone’s news release dated February 2, 2018, Capstone has agreed to sell its Minto mine to Pembridge. Capstone expects the transaction to close in the second quarter of 2018.
3)	The Company is entitled to acquire 100% of the first 30,000 ounces of gold produced per annum and 50% thereafter.
4)	The upfront consideration is currently reflected as a contingent obligation, payable on an installment basis to partially fund construction of the Rosemont mine once certain milestones are achieved, including the receipt of key permits and securing the necessary financing to complete construction of the mine.
5)	As Hudbay’s Constancia mine has satisfied its completion test, Wheaton’s share of gold production from 777 has been reduced to 50% for the life of the mine effective January 1, 2017.

As at December 31, 2017, the Company has received approximately 421,000 ounces of gold under these agreements, generating cumulative operating cash flows of approximately $409 million, with approximately 16,100 ounces of cumulative payable gold ounces having been produced at the Other gold interests but not yet delivered to the Company, representing a 600 ounce decrease during the three month period ended December 31, 2017. 1

As at December 31, 20172, unless otherwise noted, the Company’s share of proven and probable gold reserves relative to these Other gold interests was 220,000 ounces, measured and indicated gold resources was 350,000 ounces and inferred gold resources was 170,000 ounces (as described in the Attributable Reserves and Resources section of this MD&A).

[1]	Payable silver and gold ounces produced but not yet delivered are based on management estimates, and may be updated in future periods as additional information is received.
[2]	Mineral reserves and mineral resources are reported as of December 31, 2017, other than as disclosed in footnote 6 to the Attributable Reserves and Resources tables on page 53 of this MD&A.

WHEATON PRECIOUS METALS 2017 ANNUAL REPORT [11]

Early Deposit Silver and Gold Interests

Early deposit silver and gold interests represent agreements relative to early stage development projects whereby Wheaton can choose not to proceed with the agreement once certain documentation has been received including, but not limited to, feasibility studies, environmental studies and impact assessment studies. Once Wheaton has elected to proceed with the agreement, the carrying value of the stream will be transferred to Silver and Gold Interests.

The following table summarizes the early deposit silver and gold interests currently owned by the Company:

					Attributable Production to be Purchased
Early Deposit Silver and Gold Interests	Mine Owner	Location of Mine	Upfront Consideration¹		Silver		Gold		Term of Agreement	Date of Original Contract
Toroparu	Sandspring	Guyana	$153,500	²	50%		10%		Life of Mine	11-Nov-13
Cotabambas	Panoro	Peru	$140,000	³	100%	[4]	25%	[4]	Life of Mine	21-Mar-16
Kutcho	Kutcho	Canada	$65,000	[5]	100%	[6]	100%	[6]	Life of Mine	12-Dec-17

			$358,500

1)	Expressed in United States dollars, rounded to the nearest thousand; excludes closing costs and capitalized interest, where applicable.
2)	Comprised of $16 million paid to date and $138 million to be payable on an installment basis to partially fund construction of the mine. Following the delivery of certain feasibility documentation or after December 31, 2018 if the feasibility documentation has not been delivered to Wheaton by such date, Wheaton may elect not to proceed with the agreement or not pay the balance of the upfront consideration and reduce the gold stream percentage from 10% to 0.909% and the silver stream percentage from 50% to nil. If Wheaton elects to terminate, Wheaton will be entitled to a return of the amounts advanced less $2 million which is non-refundable on the occurrence of certain events. If Wheaton elects to reduce the streams, Sandspring Resources Ltd. (“Sandspring”) may return the amount of the deposit already advanced less $2 million to Wheaton and terminate the agreement.
3)	Comprised of $6 million paid to December 31, 2017, $8 million which is payable on an installment basis spread out over a period of up to seven years and $126 million payable on an installment basis to partially fund construction of the mine once certain conditions have been satisfied. Following the delivery of certain feasibility documentation, the Company may elect to terminate the Cotabambas Early Deposit Agreement. If the Company elects to terminate, the Company will be entitled to a return of the portion of the $14 million paid less $2 million, with this repayment being due upon certain triggering events occurring. Until January 1, 2020, Panoro has a one-time option to repurchase 50% of the precious metal stream on a change of control for an amount based on a calculated rate of return for the Company.
4)	Once 90 million silver equivalent ounces attributable to Wheaton have been produced, the attributable production to be purchased will decrease to 66.67% of silver production and 16.67% of gold production for the life of mine.
5)	Comprised of $7 million which will be advanced in two installments as an early deposit upon satisfaction of certain conditions and $58 million which is payable on an installment basis to partially fund construction of the mine once certain conditions have been satisfied. Should the Company elect to terminate the Kutcho Early Deposit Agreement, the Company will be entitled to a return of the portion of the $7 million paid less $1 million payable upon certain triggering events occurring.
6)	Once 51,000 ounces of gold and 5.6 million ounces of silver have been delivered to Wheaton, the stream will decrease to 66.67% of silver and gold production for the life of mine.

Attributable Reserves and Resources

As at December 31, 20171, unless otherwise noted, these early deposit silver and gold interests had proven and probable reserves of 11.6 million ounces of silver and 530,000 ounces of gold, measured and indicated resources of 18.3 million ounces of silver and 530,000 ounces of gold and inferred resources of 49.8 million ounces of silver and 1.22 million ounces of gold (as described in the Attributable Reserves and Resources section of this MD&A).

Royalty Interest

On August 7, 2014, the Company purchased a 1.5% net smelter return royalty interest (the “Royalty”) in the Metates properties from Chesapeake Gold Corp. (“Chesapeake”) for the life of mine. Under the terms of the agreement, the Company paid total upfront cash consideration of $9 million and at any time prior to August 7, 2019, Chesapeake may reacquire two-thirds ( 2⁄3) of the Royalty, or 1%, for the sum of $9 million. The Company also has a right of first refusal on any silver streaming, royalty or any other transaction on the Metates properties.

To date, no revenue has been recognized and no depletion has been taken with respect to this royalty agreement.

[1]	Mineral reserves and mineral resources are reported as of December 31, 2017, other than as disclosed in footnote 6 to the Attributable Reserves and Resources tables on page 53 of this MD&A.

WHEATON PRECIOUS METALS 2017 ANNUAL REPORT [12]

Long-Term Investments

The Company will, from time to time, invest in securities of publicly listed mining companies for strategic purposes. The Company held the following investments as at December 31, 2017:

	December 31	December 31
(in thousands)	2017	2016

Common shares held	$95,608	$64,621

Warrants held	124	-

	$95,732	$64,621

Common Shares Held

(in thousands)	Fair Value	Fair Value Adjustment Gains (Losses) Included in OCI

	Dec 31, 2017	Three Months Ended Dec 31, 2017	Year Ended Dec 31, 2017

Bear Creek	$21,358	$(430)	$(1,859)
Sabina	21,171	452	12,631
Arizona Mining	27,581	3,302	9,333
Other	25,498	(1,481)	(1,553)

Total common shares held	$95,608	$1,843	$18,552

(in thousands)	Fair Value	Fair Value Adjustment Gains (Losses) Included in OCI		Realized Loss on Disposal

	Dec 31, 2016	Three Months Ended Dec 31, 2016	Year Ended Dec 31, 2016	Year Ended Dec 31, 2016

Bear Creek	$23,217	$(5,201)	$17,658	$-
Sabina	8,540	(3,948)	2,369	-
Arizona Mining	18,248	(1,270)	15,864	-
Other	14,616	(2,023)	8,954	(7,006)

Total common shares held	$64,621	$(12,442)	$44,845	$(7,006)

Warrants Held

(in thousands)	Fair Value	Fair Value Adjustment Losses Included in Net Earnings

	Dec 31, 2017	Three Months Ended Dec 31, 2017	Year Ended Dec 31, 2017

Warrants held - Kutcho	$124	$ (6)	$ (6)

The Company’s long-term investments in common shares (“LTI’s”) are held for long-term strategic purposes and not for trading purposes. As such, the Company has elected to reflect any fair value adjustments, net of tax, as a component of other comprehensive income (“OCI”). The cumulative gain or loss will not be reclassified to net earnings on disposal of these long-term investments.

WHEATON PRECIOUS METALS 2017 ANNUAL REPORT [13]

While long-term investments in warrants are also held for long-term strategic purposes, they meet the definition of a derivative and therefore are classified as financial assets with fair value adjustments being recorded as a component of net earnings under the classification Other Income. Warrants that do not have a quoted market price are valued using a Black-Scholes option pricing model.

By holding these long-term investments, the Company is inherently exposed to various risk factors including currency risk, market price risk and liquidity risk.

Bear Creek

At December 31, 2017, Wheaton owned approximately 13.3 million (December 31, 2016 - 13.3 million) common shares of Bear Creek Mining Corporation (“Bear Creek”), representing approximately 13% (December 31, 2016 - 13%) of the outstanding shares of Bear Creek. At December 31, 2017, the fair value of the Company’s investment in Bear Creek was $21 million (December 31, 2016 - $23 million).

Sabina

At December 31, 2017, Wheaton owned approximately 11.7 million (December 31, 2016 - 11.7 million) common shares of Sabina Gold & Silver Corp. (“Sabina”), representing approximately 5% (December 31, 2016 - 5%) of the outstanding shares of Sabina. At December 31, 2017, the fair value of the Company’s investment in Sabina was $21 million (December 31, 2016 - $9 million).

Arizona Mining

At December 31, 2017, Wheaton owned approximately 10.0 million (December 31, 2016 - 10.0 million) common shares of Arizona Mining Inc. (“Arizona Mining”), representing approximately 3% (December 31, 2016 - 4%) of the outstanding shares of Arizona Mining. At December 31, 2017, the fair value of the Company’s investment in Arizona Mining was $28 million (December 31, 2016 - $18 million).

Other

At December 31, 2017, Wheaton owned common shares of several other publicly traded mineral exploration, development and mining companies. As Wheaton’s investment represents less than 10% of the outstanding shares of each of the respective companies and is not considered material to Wheaton’s overall financial position, these investments have been reflected in this MD&A and financial statements as part of Other long-term investments.

In September 2016, the Company disposed of its investment of 2.5 million common shares of Mines Management Inc. (“Mines Management”) after the acquisition of Mines Management by Hecla, resulting in a realized loss of $7 million. The Company received 0.6 million common shares of Hecla as consideration for its disposal of Mines Management shares.

On March 29, 2017, the Company amended its silver purchase agreement with Alexco to adjust the silver production payment so that it will be a percentage of the spot silver price that increases with lower mill silver head grades and lower silver prices, and decreases with higher mill silver head grades and higher silver prices, subject to certain ceiling and floor grades and prices. In addition, the outside completion date was extended to December 31, 2019 and the area of interest was expanded to include properties currently owned by Alexco and properties acquired by Alexco in the future which fall within a one kilometer radius of existing Alexco holdings in the Keno Hill Silver District. As consideration, on April 10, 2017 Alexco issued 3 million shares to Wheaton which had a fair value of $5 million.

In October 2017, in order to incentivize Capstone Mining Corp. (“Capstone”) to extend the Minto mine life, the Company agreed to amend the Minto precious metal purchase agreement (the “Minto PMPA Amendment”). The primary modification is to increase the production payment per ounce of gold delivered to Wheaton over the current fixed price in periods where the market price of copper is lower than $2.50 per pound. In consideration for this contract amendment and certain other agreements made between the Company and Capstone, Capstone issued 6.8 million shares to Wheaton with a value of $8 million.

The shares of Mines Management, Hecla, Keno Hill and Capstone have been reflected as a component of Other long-term investments in this MD&A.

At December 31, 2017, the fair value of the Other long-term investments was $25 million (December 31, 2016 - $15 million).

WHEATON PRECIOUS METALS 2017 ANNUAL REPORT [14]

Investment in Associate

(in thousands)	December 31 2017	December 31 2016

Investment in Kutcho	$2,994	$-

Kutcho

Effective December 14, 2017, in connection with the Kutcho Early Deposit Agreement, the Company participated in an equity financing undertaken by Kutcho acquiring, by way of private placement, 6,153,846 common shares and warrants to acquire an additional 3,076,923 common shares of Kutcho for total consideration of $3 million (Cdn$4 million). Additionally, the Company advanced to Kutcho $16 million (Cdn$20 million) in exchange for a subordinated secured convertible term debt loan agreement receivable bearing interest at 10% per annum (the “Kutcho Convertible Note”).

Effective December 14, 2017, Kutcho had 46,938,310 shares issued and outstanding, resulting in Wheaton owning approximately 13% of Kutcho on a non-diluted basis. However, as the convertible instruments described above are currently exercisable, on a fully diluted basis Wheaton has the potential to own approximately 36% of Kutcho (45% on a non-fully diluted basis). As a result of the potential ownership position, the Company has concluded that it has significant influence over Kutcho and as such the investment in Kutcho is considered an Investment in Associate which is accounted for using the equity method. The Company will record its share of Kutcho’s profit or loss based on Wheaton’s ownership interest in Kutcho on a non-diluted basis. As Kutcho’s fiscal year end is April 30, the first period in which Wheaton will report its share of Kutcho’s profit or loss will be during Wheaton’s first quarter ending March 31, 2018 in respect of Kutcho’s profit or loss for Kutcho’s third quarter ending January 31, 2018.

Convertible Note Receivable

Kutcho

Effective December 14, 2017, in connection with the Kutcho Early Deposit Agreement, the Company advanced to Kutcho $16 million (Cdn$20 million) and received the Kutcho Convertible Note. The Kutcho Convertible Note, which has a seven year term to maturity, carries interest at 10% per annum, compounded and payable semi-annually. Kutcho has the option to defer the first three interest payments until December 31, 2019, at which point one half of the deferred interest is payable in cash and the other half of the deferred interest can, at Kutcho’s option, either (i) be paid in cash; or (ii) be deferred for an additional period not to exceed 4 years. In the event Kutcho elects to make the second deferral, Wheaton can, at its option, convert the remaining deferred interest into common shares of Kutcho.

At any time prior to the maturity date, the Company has the right to convert all or any part of the outstanding amount of the Kutcho Convertible Note into common shares of Kutcho at Cdn$0.8125 per share. Once the Kutcho Convertible Note has been outstanding for 24 months, Kutcho has the right to repay the Kutcho Convertible Note early, subject to the applicable pre-payment cash penalties as follows:

•	25% of the outstanding amount if pre-paid on or after 24 months until 36 months;
•	20% of the outstanding amount if pre-paid on or after 36 months until 60 months; and
•	15% of the outstanding amount if pre-paid on or after 60 months until maturity.

The Kutcho Convertible Note is revalued quarterly by discounting the stream of future interest and principal payments at the rate of interest prevailing at the balance sheet date for instruments of similar term and risk, and adding this value to the value of the convertibility feature which is estimated using a Black-Scholes model based on assumptions including risk free interest rate, expected dividend yield, expected volatility and expected remaining life of the Kutcho Convertible Note.

A continuity schedule of the Kutcho Convertible Note from January 1, 2016 to December 31, 2017 is presented below:

Convertible Note Receivable
At December 31, 2016	$-
Amount advanced	15,562
Fair value adjustment	215

At December 31, 2017	$15,777

WHEATON PRECIOUS METALS 2017 ANNUAL REPORT [15]

Summarized Financial Results

	2017	2016	2015
Silver and gold production
Attributable silver ounces produced (000’s)	28,646	30,379	30,734
Attributable gold ounces produced	355,104	366,378	241,615
Attributable SEOs produced (000’s) [1]	54,841	57,093	48,602
Attributable GEOs produced [1]	743,438	782,963	657,209
Silver and gold sales
Silver ounces sold (000’s)	24,644	28,322	26,566
Gold ounces sold	337,205	330,009	202,349
SEOs sold (000’s) [1]	49,519	52,388	41,529
GEOs sold [1]	671,291	718,430	561,570
Average realized price ($‘s per ounce)
Average realized silver price	$17.01	$16.96	$15.64
Average realized gold price	$1,257	$1,246	$1,152
Average realized silver equivalent price [1]	$17.03	$17.02	$15.62
Average realized gold equivalent price [1]	$1,256	$1,241	$1,155
Average cash cost ($‘s per ounce) [2]
Average silver cash cost	$4.49	$4.42	$4.17
Average gold cash cost	$395	$391	$393
Average silver equivalent cash cost [1]	$4.92	$4.86	$4.58
Average gold equivalent cash cost [1]	$363	$354	$339
Average depletion ($‘s per ounce) [2]
Average silver depletion	$4.94	$5.32	$3.41
Average gold depletion	$417	$479	$534
Average silver equivalent depletion [1]	$5.30	$5.89	$4.78
Average gold equivalent depletion [1]	$391	$430	$354
Total revenue ($000’s)	$843,215	$891,557	$648,687
Net earnings (loss) ($000’s)	$57,703	$195,137	$(162,042)
Earnings (loss) per share
Basic	$0.13	$0.45	$(0.41)
Diluted	$0.13	$0.45	$(0.41)
Adjusted net earnings [3] ($000’s)	$276,750	$266,137	$210,356
Adjusted earnings per share [3]
Basic	$0.63	$0.62	$0.53
Diluted	$0.63	$0.62	$0.53
Cash flow from operations ($000’s)	$538,808	$584,301	$431,359
Dividends
Dividends declared ($000’s)	$145,848	$90,612	$80,809
Dividends declared per share	$0.33	$0.21	$0.20
Total assets ($000’s)	$5,683,313	$6,153,319	$5,632,211
Total non-current financial liabilities ($000’s)	$771,430	$1,194,012	$1,468,732
Total other liabilities ($000’s)	$12,219	$19,319	$12,744
Shareholders’ equity ($000’s)	$4,899,664	$4,939,988	$4,150,735
Shares outstanding	442,724,309	441,456,217	404,039,065

1)	The silver / gold ratio is the ratio of the average price of silver to the average price of gold per the London Bullion Metal Exchange during the period.
2)	Refer to discussion on non-IFRS measure (iii) on page 46 of this MD&A.
3)	Refer to discussion on non-IFRS measure (i) on page 45 of this MD&A.

WHEATON PRECIOUS METALS 2017 ANNUAL REPORT [16]

Summary of Ounces Produced

	Q4 2017	Q3 2017	Q2 2017	Q1 2017	Q4 2016	Q3 2016	Q2 2016	Q1 2016

Silver ounces produced [2]
San Dimas	1,324	1,043	973	623	1,429	1,264	1,596	923
Peñasquito	1,561	1,641	1,483	1,339	1,328	1,487	867	1,352
Antamina	1,467	1,735	1,888	1,464	1,599	1,469	1,707	2,021
Constancia	670	618	546	540	723	749	778	509
Other
Los Filos	48	43	42	32	33	44	56	40
Zinkgruvan	619	710	493	538	557	449	495	659
Yauliyacu	335	588	607	562	379	721	686	657
Stratoni	131	137	171	166	187	206	222	136
Minto	30	43	42	56	100	153	60	43
Neves-Corvo [3]	305	341	316	330	312	279	331	319
Cozamin [4]	-	-	17	397	265	239	253	277
Lagunas Norte	253	243	218	210	234	215	233	273
Pierina	111	107	114	137	117	50	31	35
Veladero	211	201	144	158	174	160	193	182
777	146	145	138	96	152	166	99	106
Total Other	2,189	2,558	2,302	2,682	2,510	2,682	2,659	2,727
Total silver ounces produced	7,211	7,595	7,192	6,648	7,589	7,651	7,607	7,532
Gold ounces produced ²
Sudbury [5]	8,568	8,519	7,468	9,182	8,901	10,779	15,054	7,895
Salobo	76,153	72,980	57,514	58,009	77,787	70,776	38,853	41,301
Constancia	2,947	2,498	2,332	2,431	3,151	3,737	4,622	3,435
Other
Minto	3,328	6,105	6,063	9,734	10,906	20,184	6,985	3,779
777	5,478	5,114	6,259	4,422	10,919	10,140	8,900	8,274
Total Other	8,806	11,219	12,322	14,156	21,825	30,324	15,885	12,053
Total gold ounces produced	96,474	95,216	79,636	83,778	111,664	115,616	74,414	64,684
SEOs produced [6]	14,572	14,823	13,009	12,513	15,526	15,521	13,189	12,678
GEOs produced [6]	190,979	195,263	178,100	178,766	218,429	228,001	175,792	159,340
Silver / Gold Ratio [7]	76.3	75.9	73.0	70.0	71.1	68.1	75.0	79.6

1)	All figures in thousands except gold ounces produced.
2)	Ounces produced represent the quantity of silver and gold contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the silver or gold interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.
3)	As per Lundin Mining Corporation’s (“Lundin”) press release dated January 16, 2018, Lundin has not been given notice of any planned strikes organized by the Mining Industry Workers’ Union (STIM), though the labour situation at Neves-Corvo has not yet been resolved. Lundin reports that they are in regular, constructive dialogue with the Union and their employees and have advised stakeholders that ongoing labour action may result in postponement of the exploration and zinc expansion investments in progress.
4)	The Cozamin precious metal purchase agreement expired on April 4, 2017.
5)	Comprised of the Coleman, Copper Cliff, Garson, Stobie, Creighton and Totten gold interests. The Stobie gold interest was placed into care and maintenance as of May 2017.
6)	Silver equivalent ounces (SEOs) and gold equivalent ounces (GEOs), which are provided to assist the reader, are calculated by converting gold (in the case of SEOs) or silver (in the case of GEOs) using the ratio of the average price of silver to the average price of gold per the London Bullion Metal Exchange during the period.
7)	The silver / gold ratio is the ratio of the average price of silver to the average price of gold per the London Bullion Metal Exchange during the period.

WHEATON PRECIOUS METALS 2017 ANNUAL REPORT [17]

Summary of Ounces Sold

	Q4 2017	Q3 2017	Q2 2017	Q1 2017	Q4 2016	Q3 2016	Q2 2016	Q1 2016

Silver ounces sold
San Dimas	1,299	962	845	796	1,571	1,065	1,426	1,345
Peñasquito	1,537	1,109	1,639	860	1,270	1,078	886	949
Antamina	1,769	1,537	1,453	1,170	1,488	1,598	2,202	1,879
Constancia	491	491	559	383	702	536	520	666
Other
Los Filos	16	43	42	32	33	44	55	39
Zinkgruvan	597	305	398	296	592	340	369	812
Yauliyacu	642	364	423	403	671	342	578	603
Stratoni	110	84	123	195	165	203	129	148
Campo Morado [2]	-	-	-	-	-	-	-	4
Minto	34	43	39	37	102	96	26	53
Cozamin [3]	-	23	125	232	196	207	219	300
Neves-Corvo	119	117	114	153	147	88	158	142
Lagunas Norte	237	242	204	217	227	237	224	299
Pierina	106	102	136	150	84	32	27	46
Veladero	211	201	144	159	174	160	193	182
777	124	135	125	142	84	96	130	85
Total Other	2,196	1,659	1,873	2,016	2,475	1,845	2,108	2,713
Total silver ounces sold	7,292	5,758	6,369	5,225	7,506	6,122	7,142	7,552
Gold ounces sold
Sudbury [4]	12,059	3,237	5,822	6,887	10,183	12,294	11,351	9,007
Salobo	71,683	67,198	50,478	63,007	73,646	50,043	45,396	35,366
Constancia	1,965	2,206	2,356	2,315	3,343	3,396	3,610	4,933
Other
Minto	2,020	4,603	6,988	9,902	15,445	11,110	19	8,815
777	6,568	5,304	6,321	6,286	6,314	8,220	10,381	7,137
Total Other	8,588	9,907	13,309	16,188	21,759	19,330	10,400	15,952
Total gold ounces sold	94,295	82,548	71,965	88,397	108,931	85,063	70,757	65,258
SEOs sold [5]	14,488	12,024	11,625	11,412	15,249	11,913	12,451	12,745
GEOs sold [5]	189,882	158,401	159,161	163,032	214,529	175,008	165,945	160,180
Cumulative payable silver ounces PBND [6]	4,515	5,257	4,152	3,967	3,224	3,783	2,999	3,230
Cumulative payable gold ounces PBND [6]	79,477	82,632	74,899	71,571	80,621	82,775	56,642	58,315
Silver / Gold Ratio [7]	76.3	75.9	73.0	70.0	71.1	68.1	75.0	79.6

1)	All figures in thousands except gold ounces sold.
2)	The Campo Morado silver interest was disposed of on December 31, 2014.
3)	The Cozamin precious metal purchase agreement expired on April 4, 2017.
4)	Comprised of the Coleman, Copper Cliff, Garson, Stobie, Creighton and Totten gold interests. The Stobie gold interest was placed into care and maintenance as of May 2017.
5)	Silver equivalent ounces (SEOs) and gold equivalent ounces (GEOs), which are provided to assist the reader, are calculated by converting gold (in the case of SEOs) or silver (in the case of GEOs) using the ratio of the average price of silver to the average price of gold per the London Bullion Metal Exchange during the period.
6)	Payable silver and gold ounces produced but not yet delivered (“PBND”) are based on management estimates. These figures may be updated in future periods as additional information is received.
7)	The silver / gold ratio is the ratio of the average price of silver to the average price of gold per the London Bullion Metal Exchange during the period.

WHEATON PRECIOUS METALS 2017 ANNUAL REPORT [18]

Quarterly Financial Review

	Q4 2017	Q3 2017	Q2 2017	Q1 2017	Q4 2016	Q3 2016	Q2 2016	Q1 2016

Total silver ounces sold (000’s)	7,292	5,758	6,369	5,225	7,506	6,122	7,142	7,552
Average realized silver price¹	$16.75	$16.87	$17.09	$17.45	$16.95	$19.53	$17.18	$14.68

Silver sales (000’s)	$122,168	$97,126	$108,814	$91,165	$127,210	$119,573	$122,711	$110,847
Total gold ounces sold	94,295	82,548	71,965	88,397	108,931	85,063	70,757	65,258
Average realized gold price¹	$1,277	$1,283	$1,263	$1,208	$1,205	$1,336	$1,267	$1,175

Gold sales (000’s)	$120,378	$105,908	$90,870	$106,786	$131,281	$113,631	$89,640	$76,664

Total sales (000’s)	$242,546	$203,034	$199,684	$197,951	$258,491	$233,204	$212,351	$187,511
Average cash cost, silver [1,2]	$4.48	$4.43	$4.51	$4.54	$4.59	$4.51	$4.46	$4.14
Average cash cost, gold [1,2]	$399	$396	$393	$391	$389	$390	$401	$389
Average depletion, silver [1]	$4.84	$5.13	$4.89	$4.91	$5.26	$5.45	$5.49	$5.12
Average depletion, gold [1]	$440	$391	$398	$433	$449	$477	$507	$501
Net earnings (loss) (000’s)	$(137,712)	$66,578	$67,612	$61,224	$10,865	$82,986	$60,306	$40,979
Earnings (loss) per share
Basic	$(0.31)	$0.15	$0.15	$0.14	$0.02	$0.19	$0.14	$0.10
Diluted	$(0.31)	$0.15	$0.15	$0.14	$0.02	$0.19	$0.14	$0.10
Adjusted net earnings [3] (000’s)	$82,323	$66,578	$66,624	$61,224	$81,865	$82,986	$60,306	$40,979
Adjusted earnings per share [3]
Basic	$0.19	$0.15	$0.15	$0.14	$0.19	$0.19	$0.14	$0.10
Diluted	$0.19	$0.15	$0.15	$0.14	$0.19	$0.19	$0.14	$0.10
Cash flow from operations (000’s)	$165,083	$129,121	$124,681	$119,923	$174,702	$161,577	$134,267	$113,754
Cash flow from operations per share [4]
Basic	$0.37	$0.29	$0.28	$0.27	$0.40	$0.37	$0.31	$0.28
Diluted	$0.37	$0.29	$0.28	$0.27	$0.40	$0.37	$0.31	$0.28
Dividends
Dividends declared (000’s)	$39,815	$44,201	$30,926	$30,906 [5]	$26,475	$22,049	$22,000	$20,088 [6]
Dividends declared per share	$0.09	$0.10	$0.07	$0.07	$0.06	$0.05	$0.05	$0.05

Total assets (000’s)	$5,683,313	$5,935,686	$5,996,010	$6,085,709	$6,153,319	$6,326,032	$5,561,209	$5,563,144

Total liabilities (000’s)	$783,649	$868,381	$965,282	$1,109,755	$1,213,331	$1,362,857	$721,982	$1,406,757

Total shareholders’ equity (000’s)	$4,899,664	$5,067,305	$5,030,728	$4,975,954	$4,939,988	$4,963,175	$4,839,227	$4,156,387

1)	Expressed as United States dollars per ounce.
2)	Refer to discussion on non-IFRS measure (iii) on page 46 of this MD&A.
3)	Refer to discussion on non-IFRS measure (i) on page 45 of this MD&A.
4)	Refer to discussion on non-IFRS measure (ii) on page 46 of this MD&A.
5)	On March 21, 2017, the Company declared dividends of $0.07 per common share for total dividends of $31 million, which was paid on April 21, 2017.
6)	On March 16, 2016, the Company declared dividends of $0.05 per common share for total dividends of $20 million, which was paid on April 14, 2016.

Changes in sales, net earnings and cash flow from operations from quarter to quarter are affected primarily by fluctuations in production at the mines, the timing of shipments, changes in the price of silver or gold, the commencement of operations of mines under construction, as well as acquisitions of precious metal purchase agreements and any related capital raising activities.

WHEATON PRECIOUS METALS 2017 ANNUAL REPORT [19]

Results of Operations and Operational Review

The Company currently has eight reportable operating segments: the silver produced by the San Dimas, Peñasquito and Antamina mines, the gold produced by the Sudbury and Salobo mines, the silver and gold produced by the Constancia mine and the Other mines and corporate operations.

Three Months Ended December 31, 2017

	Ounces Produced²	Ounces Sold	Average Realized Price ($‘s Per Ounce)	Average Cash Cost ($‘s Per Ounce)[3]	Average Depletion ($‘s Per Ounce)	Sales	Gross Margin	Impairment Charges	Net Earnings (Loss)	Cash Flow From Operations	Total Assets

Silver

San Dimas	1,324	1,299	$ 16.33	$ 4.32	$ 1.46	$ 21,206	$13,693	$ -	$13,693	$ 15,595	$ 134,862

Peñasquito	1,561	1,537	17.05	3.87	2.88	26,200	15,815	-	15,815	20,245	403,250

Antamina	1,467	1,769	16.74	3.35	9.81	29,620	6,346	-	6,346	23,700	757,638

Constancia	670	491	16.80	5.90	7.36	8,251	1,736	-	1,736	5,353	261,803

Other [4]	2,189	2,196	16.79	5.60	3.65	36,891	16,558	(228,680)	(212,122)	24,690	523,135

	7,211	7,292	$ 16.75	$ 4.48	$ 4.84	$ 122,168	$ 54,148	$ (228,680)	$ (174,532)	$ 89,583	$ 2,080,688

Gold

Sudbury [5]	8,568	12,059	$ 1,283	$ 400	$ 769	$ 15,468	$ 1,366	$ -	$ 1,366	$ 10,667	$ 379,988

Salobo	76,153	71,683	1,275	400	381	91,361	35,390	-	35,390	62,688	2,808,732

Constancia	2,947	1,965	1,273	400	409	2,501	910	-	910	1,715	122,051

Other [6]	8,806	8,588	1,286	386	478	11,048	3,623	-	3,623	8,771	31,818

	96,474	94,295	$ 1,277	$ 399	$ 440	$ 120,378	$ 41,289	$ -	$ 41,289	$ 83,841	$ 3,342,589

Operating results						$ 242,546	$ 95,437	$ (228,680)	$ (133,243)	$ 173,424	$ 5,423,277

Corporate costs

General and administrative									$ (8,913)	$ (5,394)

Interest expense									(5,778)	(5,947)

Other									10,028	3,000

Income tax recovery									194	-

Total corporate costs									$ (4,469)	$ (8,341)	$ 260,036

									$ (137,712)	$ 165,083	$ 5,683,313

1)	All figures in thousands except gold ounces produced and sold and per ounce amounts.
2)	Ounces produced represent the quantity of silver and gold contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the silver or gold interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.
3)	Refer to discussion on non-IFRS measure (iii) on page 46 of this MD&A.
4)	Comprised of the operating Los Filos, Zinkgruvan, Yauliyacu, Stratoni, Minto, Neves-Corvo, Lagunas Norte, Pierina, Veladero and 777 silver interests as well as the non-operating Keno Hill, Aljustrel, Loma de La Plata, Pascua-Lama and Rosemont silver interests.
5)	Comprised of the operating Coleman, Copper Cliff, Garson, Creighton and Totten gold interests, the non-operating Victor gold interest and the Stobie gold interest which was placed into care and maintenance during the second quarter of 2017.
6)	Comprised of the operating Minto and 777 gold interests in addition to the non-operating Rosemont gold interest.

On a silver equivalent and gold equivalent basis, results for the Company for the three months ended December 31, 2017 were as follows:

Three Months Ended December 31, 2017

	Silver / Gold Ratio [1]	Ounces Produced [2,3]	Ounces Sold [3]	Average Realized Price ($‘s Per Ounce)	Average Cash Cost ($‘s Per Ounce) [4]	Cash Operating Margin ($‘s Per Ounce) [5]	Average Depletion ($‘s Per Ounce)	Gross Margin ($‘s Per Ounce)

Silver equivalent basis	76.3	14,572	14,488	$16.74	$4.85	$11.89	$5.30	$6.59

Gold equivalent basis	76.3	190,979	189,882	$1,277	$370	$907	$405	$502

1)	The silver / gold ratio is the ratio of the average price of silver to the average price of gold per the London Bullion Metal Exchange during the period.
2)	Ounces produced represent the quantity of silver and gold contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the silver or gold interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.
3)	Silver ounces produced and sold in thousands.
4)	Refer to discussion on non-IFRS measure (iii) on page 46 of this MD&A.
5)	Refer to discussion on non-IFRS measure (iv) on page 47 of this MD&A.

WHEATON PRECIOUS METALS 2017 ANNUAL REPORT [20]

Three Months Ended December 31, 2016

	Ounces Produced²	Ounces Sold	Average Realized Price ($‘s Per Ounce)	Average Cash Cost ($‘s Per Ounce)[3]	Average Depletion ($‘s Per Ounce)	Sales	Gross Margin	Impairment Charges	Net Earnings	Cash Flow From Operations	Total Assets

Silver

San Dimas	1,429	1,571	$16.54	$4.28	$1.11	$25,975	$17,516	$-	$17,516	$19,253	$140,575

Peñasquito	1,328	1,270	17.33	4.09	3.05	22,016	12,941	-	12,941	16,819	418,077

Antamina	1,599	1,488	16.76	3.31	9.94	24,941	5,222	-	5,222	20,010	815,806

Constancia	723	702	17.29	5.90	7.41	12,129	2,788	-	2,788	8,192	275,971

Other [4]	2,510	2,475	17.03	5.45	5.61	42,149	14,759	-	14,759	29,555	785,570

	7,589	7,506	$16.95	$4.59	$5.26	$127,210	$53,226	$-	$53,226	$93,829	$2,435,999

Gold

Sudbury [5]	8,901	10,183	$1,193	$400	$787	$12,149	$61	$(71,000)	$(70,939)	$8,107	$401,535

Salobo	77,787	73,646	1,198	400	382	88,200	30,609	-	30,609	58,742	2,904,835

Constancia	3,151	3,343	1,214	400	409	4,059	1,354	-	1,354	2,735	125,670

Other [6]	21,825	21,759	1,235	343	522	26,873	8,061	-	8,061	24,349	51,233

	111,664	108,931	$1,205	$389	$449	$131,281	$40,085	$(71,000)	$(30,915)	$93,933	$3,483,273

Operating results						$258,491	$93,311	$(71,000)	$22,311	$187,762	$5,919,272

Corporate costs

General and administrative									$(4,124)	$(5,662)

Interest expense									(6,664)	(6,839)

Other									(844)	(559)

Income tax recovery									186	-

Total corporate costs									$(11,446)	$(13,060)	$234,047

									$10,865	$174,702	$6,153,319

1)	All figures in thousands except gold ounces produced and sold and per ounce amounts.
2)	Ounces produced represent the quantity of silver and gold contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the silver or gold interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.
3)	Refer to discussion on non-IFRS measure (iii) on page 46 of this MD&A.
4)	Comprised of the operating Los Filos, Zinkgruvan, Yauliyacu, Stratoni, Minto, Cozamin, Neves-Corvo, Lagunas Norte, Pierina, Veladero and 777 silver interests as well as the non-operating Keno Hill, Aljustrel, Loma de La Plata, Pascua-Lama and Rosemont silver interests. The Cozamin precious metal purchase agreement expired on April 4, 2017.
5)	Comprised of the operating Coleman, Copper Cliff, Garson, Creighton and Totten gold interests, the non-operating Victor gold interest and the Stobie gold interest which was placed into care and maintenance during the second quarter of 2017.
6)	Comprised of the operating Minto and 777 gold interests in addition to the non-operating Rosemont gold interest.

On a silver equivalent and gold equivalent basis, results for the Company for the three months ended December 31, 2016 were as follows:

Three Months Ended December 31, 2016

	Silver / Gold Ratio [1]	Ounces Produced [2,3]	Ounces Sold [3]	Average Realized Price ($‘s Per Ounce)	Average Cash Cost ($‘s Per Ounce) [4]	Cash Operating Margin ($‘s Per Ounce) [5]	Average Depletion ($‘s Per Ounce)	Gross Margin ($‘s Per Ounce)

Silver equivalent basis	71.1	15,526	15,249	$16.95	$5.04	$11.91	$5.80	$6.11

Gold equivalent basis	71.1	218,429	214,529	$1,205	$358	$847	$412	$435

1)	The silver / gold ratio is the ratio of the average price of silver to the average price of gold per the London Bullion Metal Exchange during the period.
2)	Ounces produced represent the quantity of silver and gold contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the silver or gold interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.
3)	Silver ounces produced and sold in thousands.
4)	Refer to discussion on non-IFRS measure (iii) on page 46 of this MD&A.
5)	Refer to discussion on non-IFRS measure (iv) on page 47 of this MD&A.

WHEATON PRECIOUS METALS 2017 ANNUAL REPORT [21]

Silver Production

For the three months ended December 31, 2017, attributable silver production was 7.2 million ounces relative to 7.6 million ounces for the comparable period in 2016, with the 0.4 million ounce decrease being primarily attributable to the following factors:

•	321,000 ounce (13%) decrease related to silver production at the Other mines, due primarily to the expiry of the Cozamin precious metal purchase agreement;

•	132,000 ounce (8%) decrease related to the silver stream at the Antamina mine, primarily due to lower grades and throughput;

•	105,000 ounce (7%) decrease related to the San Dimas mine, due primarily to lower throughput, partially offset by higher grades; and

•	53,000 ounce (7%) decrease related to silver production at the Constancia mine, due primarily to lower grades, partially offset by higher throughput and recovery; partially offset by

•	234,000 ounce (18%) increase related to the Peñasquito mine which was primarily due to higher grades.

Gold Production

For the three months ended December 31, 2017, attributable gold production was 96,500 ounces relative to 111,700 ounces for the comparable period in 2016, with the 15,200 ounce decrease being primarily attributable to a 13,000 ounce (60%) decrease related to gold production at the Other mines, due primarily to a reduction of the Company’s share of the gold production at the 777 mine from 100% to 50% effective January 1, 2017 coupled with reduced production at Minto due to mine sequencing changes to support the mine life extension as previously announced by Capstone.

Net Earnings and Cash Flow from Operations

For the three months ended December 31, 2017, the net loss and cash flow from operations were $138 million and $165 million, respectively, relative to net earnings and cash flow from operations of $11 million and $175 million for the comparable period in 2016, with the $149 million decrease in net earnings being primarily attributable to the following factors:

•	$158 million decrease as a result of a larger impairment charge taken during the three months ended December 31, 2017 relative to the comparable period of the previous year, as more fully explained in the Impairment of Silver and Gold Interests section on page 26 of this MD&A;

•	$5 million decrease related to a 14% decrease in payable gold ounces produced;

•	$5 million decrease as a result of an increase in General and Administrative expenses as explained on page 28 of this MD&A (no change from a cash flow perspective);

•	$3 million decrease related to a 6% decrease in payable silver ounces produced; and

•	$2 million decrease as a result of the timing of shipments of stockpiled concentrate and doré; partially offset by

•	$12 million increase as a result of an increase in Other Income as explained on page 28 of this MD&A;

•	$9 million increase due to an increase in the operating margin per ounce, due primarily to a 6% increase in the average realized price per gold ounce sold; and

•	$4 million increase related to the composition of mines from which silver and gold is produced.

WHEATON PRECIOUS METALS 2017 ANNUAL REPORT [22]

Year Ended December 31, 2017

	Ounces Produced²	Ounces Sold	Average Realized Price ($‘s Per Ounce)	Average Cash Cost ($‘s Per Ounce)[3]	Average Depletion ($‘s Per Ounce)	Sales	Gross Margin	Impairment Charges	Net Earnings	Cash Flow From Operations	Total Assets

Silver

San Dimas	3,963	3,902	$16.83	$4.30	$1.46	$65,677	$43,174	$-	$43,174	$48,887	$134,862

Peñasquito	6,024	5,145	17.09	4.05	2.88	87,906	52,223	-	52,223	67,050	403,250

Antamina	6,554	5,929	16.97	3.40	9.81	100,617	22,266	-	22,266	80,434	757,638

Constancia	2,374	1,924	17.16	5.90	7.36	33,026	7,505	-	7,505	21,470	261,803

Other [4]	9,731	7,744	17.05	5.35	3.72	132,048	61,774	(228,680)	(166,906)	88,495	523,135

	28,646	24,644	$17.01	$4.49	$4.94	$419,274	$186,942	$(228,680)	$(41,738)	$306,336	$2,080,688

Gold

Sudbury [5]	33,737	28,005	$1,259	$400	$769	$35,253	$2,504	$-	$2,504	$24,042	$379,988

Salobo	264,656	252,366	1,258	400	381	317,596	120,547	-	120,547	216,650	2,808,732

Constancia	10,208	8,842	1,258	400	409	11,125	3,969	-	3,969	7,575	122,051

Other [6]	46,503	47,992	1,250	364	405	59,967	23,072	-	23,072	38,778	31,818

	355,104	337,205	$1,257	$395	$417	$423,941	$150,092	$-	$150,092	$287,045	$3,342,589

Operating results						$843,215	$337,034	$(228,680)	$108,354	$593,381	$5,423,277

Corporate costs

General and administrative									$(34,673)	$(30,298)

Interest expense									(24,993)	(25,243)

Other									8,129	968

Income tax recovery									886	-

Total corporate costs									$(50,651)	$(54,573)	$260,036

									$57,703	$538,808	$5,683,313

1)	All figures in thousands except gold ounces produced and sold and per ounce amounts.
2)	Ounces produced represent the quantity of silver and gold contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the silver or gold interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.
3)	Refer to discussion on non-IFRS measure (iii) on page 46 of this MD&A.
4)	Comprised of the operating Los Filos, Zinkgruvan, Yauliyacu, Stratoni, Minto, Cozamin, Neves-Corvo, Lagunas Norte, Pierina, Veladero and 777 silver interests as well as the non-operating Keno Hill, Aljustrel, Loma de La Plata, Pascua-Lama and Rosemont silver interests. The Cozamin precious metal purchase agreement expired on April 4, 2017.
5)	Comprised of the operating Coleman, Copper Cliff, Garson, Creighton and Totten gold interests, the non-operating Victor gold interest and the Stobie gold interest which was placed into care and maintenance during the second quarter of 2017.
6)	Comprised of the operating Minto and 777 gold interests in addition to the non-operating Rosemont gold interest.

On a silver equivalent and gold equivalent basis, results for the Company for the year ended December 31, 2017 were as follows:

Year Ended December 31, 2017
	Silver / Gold Ratio	[1]	Ounces Produced [2,3]	Ounces Sold [3]	Average Realized Price ($‘s Per Ounce)	Average Cash Cost ($‘s Per Ounce) [4]	Cash Operating Margin ($‘s Per Ounce) [5]	Average Depletion ($‘s Per Ounce)	Gross Margin ($‘s Per Ounce)

Silver equivalent basis	73.8		54,841	49,519	$17.03	$4.92	$12.11	$5.30	$6.81

Gold equivalent basis	73.8		743,438	671,291	$1,256	$363	$893	$391	$502

1)	The silver / gold ratio is the ratio of the average price of silver to the average price of gold per the London Bullion Metal Exchange during the period.
2)	Ounces produced represent the quantity of silver and gold contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the silver or gold interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.
3)	Silver ounces produced and sold in thousands.
4)	Refer to discussion on non-IFRS measure (iii) on page 46 of this MD&A.
5)	Refer to discussion on non-IFRS measure (iv) on page 47 of this MD&A.

WHEATON PRECIOUS METALS 2017 ANNUAL REPORT [23]

Year Ended December 31, 2016

	Ounces Produced²	Ounces Sold	Average Realized Price ($‘s Per Ounce)	Average Cash Cost ($‘s Per Ounce)[3]	Average Depletion ($‘s Per Ounce)	Sales	Gross Margin	Impairment Charges	Net Earnings	Cash Flow From Operations	Total Assets

Silver

San Dimas	5,212	5,407	$17.00	$4.26	$1.11	$91,929	$62,918	$-	$62,918	$68,898	$140,575

Peñasquito	5,034	4,183	17.02	4.09	3.05	71,196	41,315	-	41,315	54,085	418,077

Antamina	6,796	7,167	16.87	3.37	9.94	120,916	25,507	-	25,507	96,736	815,806

Constancia	2,759	2,424	16.93	5.90	7.41	41,019	8,762	-	8,762	26,926	275,971

Other [4]	10,578	9,141	16.98	5.10	4.68	155,281	65,876	-	65,876	110,364	785,570

	30,379	28,322	$16.96	$4.42	$5.32	$480,341	$204,378	$-	$204,378	$357,009	$2,435,999

Gold

Sudbury [5]	42,629	42,835	$1,246	$400	$787	$53,384	$2,535	$(71,000)	$(68,465)	$36,281	$401,535

Salobo	228,717	204,451	1,240	400	398	253,582	90,371	-	90,371	171,802	2,904,835

Constancia	14,945	15,282	1,230	400	409	18,792	6,425	-	6,425	12,693	125,670

Other [6]	80,087	67,441	1,267	358	542	85,458	24,712	-	24,712	66,527	51,233

	366,378	330,009	$1,246	$391	$479	$411,216	$124,043	$(71,000)	$53,043	$287,303	$3,483,273

Operating results						$891,557	$328,421	$(71,000)	$257,421	$644,312	$5,919,272

Corporate costs

General and administrative									$(34,439)	$(32,563)

Interest expense									(24,193)	(23,317)

Other									(4,982)	(4,131)

Income tax recovery									1,330	-

Total corporate costs									$(62,284)	$(60,011)	$234,047

									$195,137	$584,301	$6,153,319

1)	All figures in thousands except gold ounces produced and sold and per ounce amounts.
2)	Ounces produced represent the quantity of silver and gold contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the silver or gold interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.
3)	Refer to discussion on non-IFRS measure (iii) on page 46 of this MD&A.
4)	Comprised of the operating Los Filos, Zinkgruvan, Yauliyacu, Stratoni, Minto, Cozamin, Neves-Corvo, Lagunas Norte, Pierina, Veladero and 777 silver interests as well as the non-operating Keno Hill, Aljustrel, Loma de La Plata, Pascua-Lama and Rosemont silver interests. The Cozamin precious metal purchase agreement expired on April 4, 2017.
5)	Comprised of the operating Coleman, Copper Cliff, Garson, Creighton and Totten gold interests, the non-operating Victor gold interest and the Stobie gold interest which was placed into care and maintenance during the second quarter of 2017.
6)	Comprised of the operating Minto and 777 gold interests in addition to the non-operating Rosemont gold interest.

On a silver equivalent and gold equivalent basis, results for the Company for the year ended December 31, 2016 were as follows:

Year Ended December 31, 2016
	Silver / Gold Ratio [1]	Ounces Produced [2,3]	Ounces Sold [3]	Average Realized Price ($‘s Per Ounce)	Average Cash Cost ($‘s Per Ounce) [4]	Cash Operating Margin ($‘s Per Ounce) [5]	Average Depletion ($‘s Per Ounce)	Gross Margin ($‘s Per Ounce)

Silver equivalent basis	72.9	57,093	52,388	$17.02	$4.86	$12.16	$5.89	$6.27

Gold equivalent basis	72.9	782,963	718,430	$1,241	$354	$887	$430	$457

1)	The silver / gold ratio is the ratio of the average price of silver to the average price of gold per the London Bullion Metal Exchange during the period.
2)	Ounces produced represent the quantity of silver and gold contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the silver or gold interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.
3)	Silver ounces produced and sold in thousands.
4)	Refer to discussion on non-IFRS measure (iii) on page 46 of this MD&A.
5)	Refer to discussion on non-IFRS measure (iv) on page 47 of this MD&A.

WHEATON PRECIOUS METALS 2017 ANNUAL REPORT [24]

Silver Production

For the year ended December 31, 2017, attributable silver production was 28.6 million ounces, relative to 30.4 million ounces for the comparable period in 2016, with the 1.8 million ounce decrease being primarily attributable to the following factors:

•	1,249,000 ounce (24%) decrease related to the San Dimas mine, due primarily to lower throughput resulting from various operational issues at San Dimas; partially offset by higher grades;

•	844,000 ounce (8%) decrease related to silver production at the Other mines, due primarily to the expiry of the Cozamin precious metal purchase agreement coupled with lower throughput and recovery at the Yauliyacu mine;

•	386,000 ounce (14%) decrease related to the silver stream at the Constancia mine, primarily due to the mining of lower grade material; partially offset by

•	990,000 ounce (20%) increase related to the Peñasquito mine which was primarily due to higher recovery and throughput.

Gold Production

For the year ended December 31, 2017, attributable gold production was 355,100 ounces, relative to 366,400 ounces for the comparable period in 2016, with the 11,300 ounce decrease being primarily attributable to the following factors:

•	35,900 ounce (16%) increase related to the Salobo mine, primarily due to the acquisition of an additional 25% gold interest in the Salobo mine in the third quarter of 2016, with average throughput being approximately 99% during 2017 compared to 92% during 2016; partially offset by

•	33,600 ounce (42%) decrease related to gold production at the Other mines, primarily due to a reduction of the Company’s share of the gold production at the 777 mine from 100% to 50% effective January 1, 2017 coupled with reduced production at Minto due to mine sequencing changes to support the mine life extension as previously announced by Capstone;

•	8,900 ounce (21%) decrease related to the Sudbury mines, primarily due to lower throughput as production during the current year has been adversely impacted by the scheduled rebuild and expansion in capacity of Furnace #2 during the second quarter and the three-week scheduled maintenance in June for all surface operations, with the decrease in throughput being partially offset by higher grades; and

•	4,700 ounce (32%) decrease related to the Constancia mine, primarily due to the mining of lower grade material.

Net Earnings and Cash Flow from Operations

For the year ended December 31, 2017, net earnings and cash flow from operations were $58 million and $539 million, respectively, relative to $195 million and $584 million, respectively, for the comparable period in 2016, with the $137 million decrease in net earnings being primarily attributable to the following factors:

•	$158 million decrease as a result of a larger impairment charge taken during the year ended December 31, 2017 relative to the comparable period of the previous year, as more fully explained in the Impairment of Silver and Gold Interests section on page 26 of this MD&A;

•	$13 million decrease related to a 7% decrease in payable silver ounces produced;

•	$4 million decrease related to a 3% decrease in payable gold ounces produced;

•	$4 million decrease as a result of the timing of shipments of stockpiled concentrate and doré; and

•	$1 million decrease as a result of an increase in Interest Costs as explained on page 29 of this MD&A; partially offset by

•	$22 million increase due to an increase in the operating margin per ounce, due primarily to lower depletion rates per ounce of gold sold;

•	$14 million increase as a result of an increase in Other Income as explained on page 28 of this MD&A; and

•	$8 million increase related to the composition of mines from which silver and gold is produced.

WHEATON PRECIOUS METALS 2017 ANNUAL REPORT [25]

Impairment of Silver and Gold Interests

Management considers each precious metal purchase agreement (“PMPA”) to be a separate cash generating unit (“CGU”), which is the lowest level for which cash inflows are largely independent of those of other assets. At the end of each reporting period, the Company assesses each PMPA to determine whether any indication of impairment exists. If such an indication exists, the recoverable amount of the PMPA is estimated in order to determine the extent of the impairment (if any). The recoverable amount of each PMPA is the higher of fair value less cost of disposal (“FVLCD”) and value in use (“VIU”). In determining the recoverable amounts of each of the Company’s CGU’s, the Company uses the FVLCD as this will generally be greater than or equal to the VIU.

To determine the FVLCD that could be received from each PMPA in an arm’s length transaction at the measurement date, the Company estimates a range of potential values using the net asset value (“NAV”) methodology and the net present value (“NPV”) methodology (as described below), and then selects a value within this range which is the most representative of the estimated recoverable amount of the stream.

NAV is estimated by using an appropriate discount rate to calculate the present value of the expected future cash flows associated with each mineral category. The values are adjusted for each mineral category dependent on the likelihood of conversion from resources to reserves. A market multiple is applied to the NAV computed in order to assess the estimated fair value. Precious metal companies typically trade at a market capitalization that is based on a multiple of their underlying NAV, with this market multiple being generally understood to take account of a variety of additional value and risk factors such as the ability to find and produce more metal than what is currently included in the life of mine plan, the benefit of silver and gold price optionality, the potential remaining mine life and adjustments for relative mine and country risk. Consequently, a market participant would generally apply a NAV multiple when estimating the fair value of a silver and gold interest.

NPV is estimated by using a nominal discount rate to calculate the present value of expected future cash flows.

The expected future cash flows are management’s best estimates of expected future revenues and costs. Under each valuation methodology, expected future revenues reflect an estimate of future payable production for each mine at which the Company has a PMPA based on detailed life of mine plans received from each of the partners. Expected future revenues also reflect management’s estimated long-term metal prices. Estimated future cash costs are generally fixed based on the terms of each PMPA, as disclosed in the Contractual Obligations and Contingencies section of this MD&A.

If the carrying amount of the PMPA exceeds its recoverable amount, the PMPA is considered impaired and an impairment charge is reflected as a component of net earnings so as to reduce the carrying amount to its recoverable value. A previously recognized impairment charge is reversed only if there has been a change in the estimates used to determine the PMPA’s recoverable amount since the impairment charge was recognized. If this is the case, the carrying amount of the PMPA is increased to its recoverable amount. The increased amount cannot exceed the carrying amount that would have been determined, net of depletion, had no impairment charge been recognized for the PMPA in prior years. Such reversal is reflected as a component of net earnings.

Based on the Company’s analysis, the following PMPAs were determined to have an indicator of impairment at December 31, 2017 and December 31, 2016, respectively:

	Three Months Ended December 31		Years Ended December 31

(in thousands)	2017	2016	2017	2016

Silver interests

Other silver interests

Pascua-Lama	$228,680	$-	$228,680	$-

Gold interests

Sudbury	-	71,000	-	71,000

Total impairment charges	$228,680	$71,000	$228,680	$71,000

Pascua-Lama

In January 2018, the Company was notified that Barrick had received a revised resolution from Chile’s environmental regulator (the Superintendencia del Medio Ambiente, or “SMA”) in connection with the previously disclosed SMA regulatory sanctions requiring the closure of existing infrastructure on the Chilean side of the Pascua-Lama project. Barrick has indicated that the resolution does not affect Barrick’s ongoing evaluation of an underground, block-caving

WHEATON PRECIOUS METALS 2017 ANNUAL REPORT [26]

operation at Pascua-Lama, which would require additional permitting and regulatory approvals in both Argentina and Chile, unconnected to the recent SMA decision. In any underground scenario, Barrick has stated that it would also close site facilities and surface disturbance in Chile not necessary for an underground mine. In light of the order to close surface facilities in Chile, and current plans to evaluate an underground mine, Barrick has reclassified Pascua-Lama’s proven and probable gold reserves of approximately 14 million ounces, which are based on an open pit mine plan, as measured and indicated resources. As a result, Wheaton has also reclassified 151.7 million ounces of silver mineral reserves associated with Pascua-Lama as measured and indicated resources. Barrick has indicated that it has formed a working group with Shandong Gold to study a potential partnership at the Pascua-Lama project.

As this resolution affects Barrick’s ability to advance the Pascua-Lama project as an open pit mine, coupled with the resulting reclassification of open pit reserves to resources, this was determined to be an indicator of impairment in the fourth quarter of 2017 as it was the resolution of a condition that existed at December 31, 2017.

The Pascua-Lama PMPA had a carrying value at December 31, 2017 of $485 million. Management has estimated that the recoverable amount at December 31, 2017 under the Pascua-Lama PMPA was $256 million, representing its FVLCD and resulting in an impairment charge of $229 million. The recoverable amount related to the Pascua-Lama PMPA was estimated using an average discount rate of 9% and a nominal silver price of $16.70 for the current year with a 2% inflationary factor being applied thereafter. As this valuation technique requires the use of estimates and assumptions such as long-term commodity prices, discount rates, recoverable ounces of silver and operating performance, it is classified within Level 3 of the fair value hierarchy.

As at December 31, 2017, the Company’s 25% share of the Pascua-Lama measured and indicated silver resources was 184.1 million ounces and inferred silver resources was 2.2 million ounces (as described in the Attributable Reserves and Resources section of this MD&A).

If the requirements of the completion test have not been satisfied by the completion test deadline of June 30, 2020, the Company may, within 90 days of such date, elect to terminate the Pascua-Lama silver purchase agreement in which case the Company will be entitled to a return of a portion of the original upfront cash payment of $625 million, reduced by the cash flows received relative to silver deliveries from the Lagunas Norte, Veladero, and Pierina mines. As at December 31, 2017, the Company has received approximately 19.1 million ounces related to silver production from these mines, generating cumulative operating cash flows of approximately $364 million.

Sudbury

During 2016, Vale completed a detailed study on the Sudbury mines in an effort to improve operating margins. This resulted in a number of changes to Vale’s anticipated mine plan, with the resulting 2017 to 2032 mine plan having approximately 20% less recoverable gold production than previously estimated, and this reduction in recoverable ounces was considered to be an indicator of impairment related to the Sudbury PMPA as at December 31, 2016. The Sudbury PMPA had a carrying value at December 31, 2016 of $473 million. Management has estimated that the recoverable amount at December 31, 2016 under the Sudbury PMPA was $402 million, representing its FVLCD and resulting in an impairment charge of $71 million. The recoverable amount related to the Sudbury PMPA was estimated using an average discount rate of 6% and a nominal gold price of $1,218 for the current year with a 2% inflationary factor being applied thereafter. As this valuation technique requires the use of estimates and assumptions such as long-term commodity prices, discount rates, recoverable ounces of gold and operating performance, it is classified within Level 3 of the fair value hierarchy.

Corporate Costs

	Three Months Ended December 31		Years Ended December 31

(in thousands)	2017	2016	2017	2016

General and administrative	$8,913	$4,124	$34,673	$34,439

Interest expense	5,778	6,664	24,993	24,193

Income tax recovery	(194)	(186)	(886)	(1,330)

Other

Other income	(11,553)	(92)	(13,819)	(197)

Other expense	1,503	1,067	5,420	4,700

Foreign exchange loss	22	(131)	270	479
Total other corporate costs	$(10,028)	$844	$(8,129)	$4,982

Total corporate costs	$4,469	$11,446	$50,651	$62,284

WHEATON PRECIOUS METALS 2017 ANNUAL REPORT [27]

General and Administrative

	Three Months Ended December 31		Years Ended December 31

(in thousands)	2017	2016	2017	2016

Salaries and benefits

Salaries and benefits, excluding PSUs	$2,401	$2,998	$12,054	$11,931

PSUs	635	(4,227)	140	(633)
Total salaries and benefits	$3,036	$(1,229)	$12,194	$11,298

Depreciation	241	256	972	952

Donations	790	476	2,141	1,976

Professional fees	913	1,193	3,938	6,168

Other	2,629	2,191	10,377	8,985
Cash settled general and administrative	$7,609	$2,887	$29,622	$29,379

Equity settled stock based compensation (a non-cash expense)	1,304	1,237	5,051	5,060
Total general and administrative	$8,913	$4,124	$34,673	$34,439

For the three months ended December 31, 2017, general and administrative expenses increased by $5 million relative to the comparable period in the previous year with the increase being primarily the result of the reversal of previously accrued costs during the three months ended December 31, 2016 associated with the Company’s performance share units (“PSUs”) which was a result of a reduction in the estimated multiplier associated with these PSUs (please see Valuation of Stock Based Compensation on page 42 of this MD&A for more information on valuing PSUs).

For the year ended December 31, 2017, general and administrative expenses was virtually unchanged relative to the comparable period in the previous year.

Other Income

	Three Months Ended December 31		Years Ended December 31

(in thousands)	2017	2016	2017	2016
Dividend income	$15	$9	$60	$37

Interest income	196	70	407	147

Proceeds relative to the Mercator Minerals bankruptcy	-	-	1,022	-

Guarantee fees - Primero Revolving Credit Facility	2,683	-	2,683	-

Gain on fair value adjustment of Kutcho Convertible Note receivable	215	-	215	-

Loss on fair value adjustment of share purchase warrants held	(6)	-	(6)	-

Fees for contract amendments and reconciliations	8,436	-	9,424	-

Other	14	13	14	13
Total other income	$11,553	$92	$13,819	$197

For the three months and year ended December 31, 2017, other income increased by $11 and $14 million, respectively, relative to the comparable periods in the previous year, with the increase being primarily the result of the following:

Proceeds relative to the Mercator Minerals bankruptcy

During the year ended December 31, 2017, the Company received an additional $1 million settlement related to the bankruptcy of Mercator Minerals Ltd. (“Mercator”) with whom Wheaton had a silver purchase agreement relative to Mercator’s Mineral Park mine in the United States (the “Mercator Bankruptcy”). This silver interest was fully written off during the year ended December 31, 2014 and as such further proceeds, if any, will be recognized as a component of net earnings.

WHEATON PRECIOUS METALS 2017 ANNUAL REPORT [28]

Guarantee fees - Primero Revolving Credit Facility

On March 30, 2017, Wheaton provided the Primero Guarantee to the lenders under the Primero Facility, with Primero obligated to pay Wheaton a fee of 5% per annum in connection with the Primero Guarantee and extensions of the Primero Guarantee.

Fees for contract amendments and reconciliations

During the year, the Company received various fees and one-time adjustments including the payment of $8 million from Capstone relative to the Minto PMPA Amendment and certain other agreements made between the Company and Capstone, as more fully described on page 14 of this MD&A.

Other Expense

	Three Months Ended December 31		Years Ended December 31

(in thousands)	2017	2016	2017	2016
Stand-by fees	$881	$550	$3,029	$2,801

Letter of guarantee	401	374	1,567	1,185

Amortization of credit facility origination fees - undrawn facilities	219	138	761	636

Other	2	5	63	78
Total other expense	$1,503	$1,067	$5,420	$4,700

Interest Costs

	Three Months Ended December 31		Years Ended December 31

(in thousands)	2017	2016	2017	2016
Average principle outstanding during period	$825,755	$1,275,344	$970,750	$1,148,500

Average effective interest rate during period	2.80%	2.09%	2.57%	2.11%
Total interest costs incurred during period	$5,778	$6,664	$24,993	$24,193

During the three months ended December 31, 2017, the Company incurred interest costs of $6 million at an effective interest rate of 2.80% as compared to $7 million at an effective interest rate of 2.09% for the comparable period of the previous year.

During the year ended December 31, 2017, the Company incurred interest costs of $25 million at an effective interest rate of 2.57% as compared to $24 million at an effective interest rate of 2.11% for the comparable period of the previous year.

All interest costs incurred during 2017 and 2016 were expensed.

WHEATON PRECIOUS METALS 2017 ANNUAL REPORT [29]

Liquidity and Capital Resources1

As at December 31, 2017, the Company had cash and cash equivalents of $99 million (December 31, 2016 - $124 million) and working capital of $91 million (December 31, 2016 – $109 million).

Three Months Ended December 31, 2017

During the three months ended December 31, 2017, the Company generated operating cash flows of $165 million compared with $175 million during the comparable period of 2016, with the decrease being primarily related to changes in non-cash working capital.

During the three months ended December 31, 2017, the Company had net cash outflows from financing activities of $117 million, which was primarily the result of repayments under the Company’s revolving term loan (“Revolving Facility”) in the amount of $84 million and dividend payments of $33 million. During the three months ended December 31, 2016, the Company had net cash outflows from financing activities of $174 million, which was primarily the result of repayments under the Company’s Revolving Facility in the amount of $152 million and dividend payments of $23 million, partially offset by proceeds from the exercise of stock options in the amount of $1 million.

During the three months ended December 31, 2017, the Company had net cash outflows from investing activities of $20 million, which was primarily the result of the acquisition, by way of private placement, of 6,153,846 common shares and warrants to acquire an additional 3,076,923 common shares of Kutcho for total consideration of $3 million (Cdn$4 million), the advance of $16 million (Cdn$20 million) to Kutcho in exchange for the Kutcho Convertible Note receivable, and an upfront cash payment of $1 million paid to Panoro related to the Cotabambas Early Deposit Agreement. During the three months ended December 31, 2016, the Company had net cash outflows from investing activities of $2 million, which was related to the upfront cash payment of $2 million paid to Panoro related to the Cotabambas Early Deposit Agreement.

Year Ended December 31, 2017

During the year ended December 31, 2017, the Company generated operating cash flows of $539 million compared with $584 million during the comparable period of 2016, with the decrease being primarily related to changes in non-cash working capital coupled with a 13% decrease in the number of silver ounces sold.

During the year ended December 31, 2017, the Company had net cash outflows from financing activities of $545 million, which was primarily the result of repayments under the Company’s Revolving Facility in the amount of $423 million and dividend payments totaling $122 million. During the year ended December 31, 2016, the Company had net cash inflows from financing activities of $242 million, which was primarily the result of (i) the receipt of $607 million related to the bought deal equity financing which closed during April 2016; and (ii) advances in the amount of $780 million taken under the Company’s Revolving Facility which was used to partially fund the second amendment to the Salobo precious metal purchase agreement; partially offset by (iii) repayments under the Company’s Revolving Facility in the amount of $1,053 million; (iv) dividend payments totaling $79 million; and (v) the repurchase of common shares under the previously announced normal course issuer bid (“NCIB”) totaling $33 million.

During the year ended December 31, 2017, the Company had net cash outflows from investing activities of $20 million, which was primarily the result of the acquisition, by way of private placement, of 6,153,846 common shares and warrants to acquire an additional 3,076,923 common shares of Kutcho for total consideration of $3 million (Cdn$4 million), the advance of $16 million (Cdn$20 million) to Kutcho in exchange for the Kutcho Convertible Note receivable, and upfront cash payments totaling $2 million paid to Panoro related to the Cotabambas Early Deposit Agreement, partially offset by a $1 million settlement payment received relative to the Mercator Bankruptcy. During the year ended December 31, 2016, the Company had net cash outflows from investing activities of $805 million, which was primarily related to the upfront cash payment of $800 million paid to Vale related to the second amendment to the Salobo precious metal purchase agreement as well as upfront cash payments totaling $4 million paid to Panoro related to the Cotabambas Early Deposit Agreement.

In the opinion of management, the $99 million of cash and cash equivalents as at December 31, 2017, combined with the liquidity provided by the available credit under the $2 billion Revolving Facility and ongoing operating cash flows positions the Company well to fund all outstanding commitments and known contingencies as well as providing flexibility to acquire additional accretive precious metal stream interests.

[1]	Statements made in this section contain forward-looking information with respect to funding outstanding commitments and continuing to acquire accretive precious metal stream interests and readers are cautioned that actual outcomes may vary. Please see “Cautionary Note Regarding Forward-Looking Statements” for material risks, assumptions and important disclosure associated with this information.

WHEATON PRECIOUS METALS 2017 ANNUAL REPORT [30]

Contractual Obligations and Contingencies1

Silver and Gold Interests

The following table summarizes the Company’s commitments to make per-ounce cash payments for silver and gold to which it has the contractual right pursuant to the precious metal purchase agreements:

Silver and Gold Interests	Attributable Payable Production to be Purchased				Per Ounce Cash Payment [1,2]						Term of Agreement		Date of Original Contract
	Silver		Gold			Silver			Gold
San Dimas	100	% ³	0	% ³		$4.32		$	n/a		Life of Mine		15-Oct-04
Peñasquito	25%		0%			$4.17			n/a		Life of Mine		24-Jul-07
Salobo	0%		75%			n/a			$400		Life of Mine		28-Feb-13
Sudbury	0%		70%			n/a			$400		20 years		28-Feb-13
Antamina	33.75%		0%			variable	[4]		n/a		Life of Mine		3-Nov-15
Constancia	100%		50	% [5]		$5.90	[6]		$400	[6]	Life of Mine		8-Aug-12
Other
Los Filos	100%		0%			$4.34			n/a		25 years		15-Oct-04
Zinkgruvan	100%		0%			$4.34			n/a		Life of Mine		8-Dec-04
Yauliyacu	100	% [7]	0%			$8.80	[8]		n/a		Life of Mine		23-Mar-06
Stratoni	100%		0%			$4.22	[9]		n/a		Life of Mine		23-Apr-07
Minto	100%		100	% [10]		$4.18			$322	¹¹	Life of Mine		20-Nov-08
Neves-Corvo	100%		0%			$4.22			n/a		50 years		5-Jun-07
Aljustrel	100	% ¹²	0%			$4.06			n/a		50 years		5-Jun-07
Keno Hill	25%		0%		$	variable	¹³		n/a		Life of Mine		2-Oct-08
Barrick
Pascua-Lama	25%		0%			$3.90			n/a		Life of Mine		8-Sep-09
Lagunas Norte	100%		0%			$3.90			n/a		8.5 years		8-Sep-09
Pierina	100%		0%			$3.90			n/a		8.5 years	[14]	8-Sep-09
Veladero	100	% [15]	0%			$3.90			n/a		8.5 years		8-Sep-09
Rosemont	100%		100%			$3.90			$450		Life of Mine		10-Feb-10
Loma de La Plata	12.5%		0%			$4.00			n/a		Life of Mine		n/a	[16]
777	100%		50%			$6.08	[6]		$412	[6]	Life of Mine		8-Aug-12
Early Deposit
Toroparu	50%		10%			$3.90			$400		Life of Mine		11-Nov-13
Cotabambas	100	% [17]	25	% [17]		$5.90			$450		Life of Mine		21-Mar-16
Kutcho	100	% [18]	100	% [18]	$	variable	[19]		variable	[19]	Life of Mine		12-Dec-17

1)	Subject to an annual inflationary adjustment with the exception of Loma de La Plata and Sudbury.
2)	Should the prevailing market price for silver or gold be lower than this amount, the per ounce cash payment will be reduced to the prevailing market price, with the exception of Yauliyacu where the per ounce cash payment will not be reduced below $4.30 per ounce, subject to an annual inflationary factor.
3)	On January 12, 2018, the Company announced that the existing San Dimas SPA was being cancelled and that the Company had entered into a new San Dimas PMPA. Under the terms of the new agreement, which is expected to close before the end of April 2018, the Company will be committed to purchase an amount of gold equal to 25% of gold production from San Dimas plus an additional amount of gold equal to 25% of silver production from San Dimas converted to gold at a fixed gold to silver exchange ratio of 70:1. Note that if the average gold to silver price ratio decreases to less than 50:1 or increases to more than 90:1 for a period of 6 months or more, then the “70” shall be revised to “50” or “90”, as the case may be, until such time as the average gold to silver price ratio is between 50:1 to 90:1 for a period of 6 months or more in which event the “70” shall be reinstated.
4)	The Company is committed to pay Glencore 20% of the spot price of silver for each ounce of silver delivered under the Antamina silver purchase agreement.
5)	Gold recoveries will be set at 55% for the Constancia deposit and 70% for the Pampacancha deposit until 265,000 ounces of gold have been delivered to the Company.
6)	Subject to an increase to $9.90 per ounce of silver and $550 per ounce of gold after the initial 40 year term.
7)	Wheaton is committed to purchase from Glencore a per annum amount equal to the first 1.5 million ounces of payable silver produced at Yauliyacu and 50% of any excess.
8)	Should the market price of silver exceed $20 per ounce, in addition to the $8.80 per ounce, the Company is committed to pay Glencore an additional amount for each ounce of silver delivered equal to 50% of the excess, to a maximum of $10 per ounce, such that when the market price of silver is $40 or above, the Company will pay Glencore $18.80 per ounce of silver delivered.
9)	In October 2015, in order to incentivize additional exploration and potentially extend the limited remaining mine life of Stratoni, Wheaton and Eldorado Gold agreed to modify the Stratoni silver purchase agreement. The primary modification is to increase the production price per ounce of silver delivered to Wheaton over the current fixed price by one of the following amounts: (i) $2.50 per ounce of silver delivered if 10,000 meters of drilling is completed outside of the existing ore body and within Wheaton’s defined area of interest (“Expansion Drilling”); (ii) $5.00 per ounce of silver delivered if 20,000 meters of Expansion Drilling is completed; and (iii) $7.00 per ounce of silver delivered if 30,000 meters of Expansion Drilling is completed. Drilling in all three cases must be completed by December 31, 2020, in order for the agreed upon increase in production price to be initiated.
10)	The Company is committed to acquire 100% of the first 30,000 ounces of gold produced per annum and 50% thereafter.
11)	In October 2017, in order to incentivize Capstone to extend the Minto mine life, the Company agreed to amend the Minto precious metal purchase agreement. The primary modification is to increase the production payment per ounce of gold delivered to Wheaton over the current fixed price in periods where the market price of copper is lower than $2.50 per pound. In consideration for this contract amendment and certain other agreements made between the Company and Capstone, Capstone issued 6.8 million shares to Wheaton with a value of $8 million.
12)	Wheaton only has the rights to silver contained in concentrate containing less than 15% copper at the Aljustrel mine.
13)	The production payment related to the Keno Hill silver interest is a function of the silver head grade and silver spot price in the month in which the silver is produced.
14)	As per Barrick’s disclosure, closure activities were initiated at Pierina in August 2013.
15)	Wheaton’s attributable silver production is subject to a maximum of 8% of the silver contained in the ore processed at Veladero during the period.
16)	Terms of the agreement not yet finalized.
17)	Once 90 million silver equivalent ounces attributable to Wheaton have been produced, the attributable production to be purchased will decrease to 66.67% of silver production and 16.67% of gold production for the life of mine.
18)	Once 51,000 ounces of gold and 5.6 million ounces of silver have been delivered to Wheaton, the stream will decrease to 66.67% of silver and gold production for the life of mine.
19)	The Company is committed to pay Kutcho 20% of the spot price of silver and gold for each ounce of silver and gold delivered under the Kutcho Early Deposit Agreement.

[1]	Statements made in this section contain forward-looking information and readers are cautioned that actual outcomes may vary. Please see “Cautionary Note Regarding Forward-Looking Statements” for material risks, assumptions and important disclosure associated with this information.

WHEATON PRECIOUS METALS 2017 ANNUAL REPORT [31]

Other Contractual Obligations and Contingencies

	Obligations With Scheduled Payment Dates
(in thousands)	2018	2019 - 2021	2022 - 2023	After 2023	Sub-Total	Other Commitments	Total

Bank debt [1]	$-	$-	$770,000	$-	$770,000	$-	$770,000

Interest [2]	24,845	82,055	4,564	-	111,464	-	111,464

Silver and gold interest payments [3]

Rosemont [4]	-	-	-	-	-	231,150	231,150

Loma de La Plata	-	-	-	-	-	32,400	32,400

Toroparu	-	-	-	-	-	138,000	138,000

Cotabambas	1,500	4,500	2,500	-	8,500	126,000	134,500

Kutcho	7,000	-	-	-	7,000	58,000	65,000

Operating leases	1,303	3,381	1,808	1,206	7,698	-	7,698

Total contractual obligations	$34,648	$89,936	$778,872	$1,206	$904,662	$585,550	$1,490,212

1)	At December 31, 2017, the Company had $770 million drawn and outstanding on the Revolving Facility.
2)	As the applicable interest rates are floating in nature, the interest charges are estimated based on market-based forward interest rate curves at the end of the reporting period combined with the assumption that the principal balance outstanding at December 31, 2017 does not change until the debt maturity date.
3)	Does not reflect the contingent payment due related to the Salobo gold purchase agreement (see the Salobo section on the following page).
4)	Includes contingent transaction costs of $1 million.

Rosemont

In connection with the Rosemont precious metal purchase agreement, the Company is committed to pay Hudbay total upfront cash payments of $230 million on an installment basis to partially fund construction of the Rosemont mine once certain milestones are achieved, including the receipt of key permits and securing the necessary financing to complete construction of the mine.

Loma de La Plata

In connection with the Company’s election to convert the debenture with Pan American Silver Corp. (“Pan American”) into a silver purchase agreement, the Company is committed to pay Pan American total upfront cash payments of $32 million following the satisfaction of certain conditions, including Pan American receiving all necessary permits to proceed with the mine construction.

Toroparu

In connection with the Toroparu Early Deposit Agreement, the Company is committed to pay Sandspring an additional $138 million, payable on an installment basis to partially fund construction of the mine. Following the delivery of certain feasibility documentation or after December 31, 2018 if the feasibility documentation has not been delivered to Wheaton by such date, Wheaton may elect not to proceed with the agreement or not pay the balance of the upfront consideration and reduce the gold stream percentage from 10% to 0.909% and the silver stream percentage from 50% to nil. If Wheaton elects to terminate, Wheaton will be entitled to a return of the amounts advanced less $2 million which is non-refundable on the occurrence of certain events. If Wheaton elects to reduce the streams, Sandspring may return the amount of the deposit already advanced less $2 million to Wheaton and terminate the agreement.

Cotabambas

In connection with the Cotabambas Early Deposit Agreement, the Company is committed to pay Panoro a total cash consideration of $140 million, of which $6 million has been paid to date. Once certain conditions have been met, the Company will advance an additional $8 million to Panoro, spread over up to seven years. Following the delivery of a bankable definitive feasibility study, environmental study and impact assessment, and other related documents (collectively, the “Cotabambas Feasibility Documentation”), and receipt of permits and construction commencing, the Company may then advance the remaining deposit or elect to terminate the Cotabambas Early Deposit Agreement. If the Company elects to terminate, the Company will be entitled to a return of the portion of the amounts advanced less $2 million payable upon certain triggering events occurring. Until January 1, 2020, Panoro has a one-time option to repurchase 50% of the precious metal stream on a change of control for an amount based on a calculated rate of return for the Company.

WHEATON PRECIOUS METALS 2017 ANNUAL REPORT [32]

Kutcho

In connection with the Kutcho Early Deposit Agreement, the Company is committed to pay Kutcho a total cash consideration of $65 million, of which $7 million will be advanced in two installments as an early deposit upon satisfaction of certain conditions and $58 million which will be advanced on an installment basis to partially fund construction of the mine once certain conditions have been satisfied.

The Company will be required to make an additional payment to Kutcho, of up to $20 million, if processing throughput is increased to 4,500 tonnes per day or more within 5 years of attaining commercial production.

Salobo

The Salobo mine currently has a mill throughput capacity of 24 million tonnes per annum (“Mtpa”). If actual throughput is expanded above 28 Mtpa within a predetermined period, and depending on the grade of material processed, Wheaton will be required to make an additional payment to Vale based on a set fee schedule ranging from $113 million if throughput is expanded beyond 28 Mtpa by January 1, 2036, up to $953 million if throughput is expanded beyond 40 Mtpa by January 1, 2021.

Primero Mining Corp.

On March 30, 2017, Wheaton provided the Primero Guarantee to the lenders under the Primero Facility. On January 12, 2018, Primero announced that they had entered into a definitive agreement whereby First Majestic will acquire all of the issued and outstanding common shares of Primero (the “Arrangement”). In connection with the Arrangement, the Company has agreed to extend the Primero Guarantee to the earlier of April 30, 2018, and the completion or termination of the Arrangement. Primero is obligated to pay Wheaton a fee equal to a rate of approximately 5% per annum in connection with the Primero Guarantee and extensions of the Primero Guarantee. As of December 31, 2017, there was $30 million outstanding under the Primero Facility, excluding interest, fees and expenses.

Other1

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters are outstanding from time to time. By their nature, contingencies will only be resolved when one or more future events occur or fail to occur. The assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. If the Company is unable to resolve any of these matters favorably, there may be a material adverse impact on the Company’s financial performance, cash flows or results of operations. In the event that management’s estimate of the future resolution of these matters changes, the Company will recognize the effects of the changes in its consolidated financial statements in the appropriate period relative to when such changes occur.

2005 – 2010 Taxation Years: Canada Revenue Agency Dispute

On September 24, 2015, the Company received Notices of Reassessment (the “Reassessments”) from the Canada Revenue Agency (“CRA”) totaling $282 million (Cdn$353 million) for federal and provincial tax, transfer pricing penalties, interest and other penalties for the 2005-2010 taxation years. The CRA’s position in the Reassessments is that the transfer pricing provisions of the Income Tax Act (Canada) (the “Act”) relating to income earned by the Company’s foreign subsidiaries outside of Canada should apply such that the income of Wheaton subject to tax in Canada should be increased by an amount equal to substantially all of the income earned outside of Canada by the Company’s foreign subsidiaries for the 2005-2010 taxation years. Management believes that the Company has filed its tax returns and paid applicable taxes in compliance with Canadian tax law, and as a result no amounts have been recorded for any potential liability arising from this matter. Wheaton is vigorously defending its tax filing positions.

On January 8, 2016, the Company commenced an appeal in the Tax Court of Canada. The Company was required to make a deposit of 50% of the reassessed amounts of tax, interest and penalties. Instead of making this deposit in cash, on March 15, 2016, the Company posted security in the form of a letter of guarantee in the amount of $153 million (Cdn$192 million), which included interest accrued to March 2016 plus estimated interest for the following year. In March 2017 and 2018, additional letters of guarantee in the amounts of $9 million (Cdn$11 million) and $8 million (Cdn$10 million), respectively, were delivered to the CRA as security for additional estimated interest for the respective following year. The Company is in the discovery phase of the appeal. The timing for the completion of the court process is uncertain.

[1]	The assessment by management of the expected impact of the Reassessments on the Company is “forward-looking information”. Statements in respect of the impact of the Reassessments are based on the expectation that the Company will be successful in challenging the Reassessments by CRA. Statements in respect of the Reassessments and estimates of any future taxes that the CRA may assert are payable are subject to known and unknown risks including that the Company’s interpretation of, or compliance with, tax laws, is found to be incorrect. Please see “Cautionary Note Regarding Forward-Looking Statements” in the MD&A for material risks, assumptions and important disclosure associated with this information.

WHEATON PRECIOUS METALS 2017 ANNUAL REPORT [33]

2011 – 2015 Taxation Years: Audit of International Transactions

The CRA has also commenced an audit of the Company’s international transactions covering the 2011-2013 taxation years, which is currently ongoing. During the third quarter of 2017, the CRA expanded this audit to include the 2014-2015 taxation years. The Company has not received any proposal or notices of reassessment for the 2011-2015 taxation years in connection with this audit.

For ease of reference, the following provides an overview of the current status of CRA matters:

	CRA Position/Status	Potential Income Inclusion	Potential Income Tax Payable (1)	Payments Made	Timing
2005-2010 Taxation Years	Transfer pricing provisions of the Act should apply such that Wheaton’s income subject to tax in Canada should be increased by an amount equal to substantially all of the income earned outside of Canada by Wheaton’s foreign subsidiaries.	CRA has reassessed Wheaton and is seeking to increase Wheaton’s income subject to tax in Canada by Cdn$715 million.	CRA has reassessed Wheaton and is seeking to impose income tax of $161 million (Cdn$201 million).(2),(3)	Wheaton has posted security in the form of letters of guarantee totaling $170 million (Cdn$213 million) reflecting 50% of all assessed tax, penalties and interest accrued to March 15, 2019.(3),(4)	An appeal in the Tax Court of Canada commenced January 8, 2016. Timing of resolution of the matter in court is uncertain.
2011-2015 Taxation Years	CRA audit of 2011-2013 taxation years commenced January 19, 2016, with the 2014-2015 taxation years being added September 2017. CRA has not issued a proposal or reassessment.	If CRA were to reassess on a similar basis as 2005-2010 taxation years, CRA would seek to increase Wheaton’s income subject to tax in Canada by approximately $1.6 billion.(5)	If CRA were to reassess on a similar basis as 2005-2010 taxation years, CRA would seek to impose income tax of approximately $347 million (Cdn$435 million).(5), (6)	N/A	Time to complete CRA audit unknown.
2016-2017 Taxation Years	Remains open to audit by CRA.	If CRA were to audit and then reassess on a similar basis as 2005-2010 taxation years, CRA would seek to increase Wheaton’s income subject to tax in Canada by approximately $262 million.(5)	If CRA were to audit and then reassess on a similar basis as 2005-2010 taxation years, CRA would seek to impose income tax of approximately $71 million (Cdn$89 million).(5), (7)	N/A	N/A

1)	For the taxation years ended after December 31, 2010, the Company files its Canadian tax returns in US dollars. However, taxes payable, if any, are payable in Canadian dollars based on the exchange rate applicable on the original payment due date. As a result, the US dollar amounts reflected in the table above are subject to fluctuations in the value of the Canadian dollar relative to the US dollar. Canadian dollar amounts in this table have been converted to US dollars at the exchange rate applicable at the balance sheet date as quoted by the Bank of Canada.
2)	For the 2005-2010 taxation years, transfer pricing penalties of $57 million (Cdn$72 million) and interest and other penalties of $64 million (Cdn$81 million) were also assessed by the CRA. The total reassessment issued on September 24, 2015 was $282 million (Cdn$353 million). Additional interest accruing to December 31, 2017 on the total amount reassessed is estimated at $35 million (Cdn$45 million) for the 2005-2010 taxation years.
3)	As a consequence of the CRA’s reassessment of the 2005-2010 taxation years, CRA has denied non-capital losses of $12 million and $14 million that the Company had carried forward and applied to the 2011 and 2012 taxation years, respectively. Accordingly, the Company has carried back non-capital losses from subsequent taxation years to eliminate the taxable income in the 2011 and 2012 taxation years. However, interest and penalties of $1 million (Cdn$1.3 million) remained owing, 50% of which has been paid as the Company filed Notices of Objection with respect to the reassessments of the 2011 and 2012 taxation years. The reassessments do not relate to the CRA international audit of the 2011-2015 taxation years.
4)	Estimates of interest given as of the date stated. Interest accrues until payment date.
5)	For precious metal purchase agreements with upfront payments paid in the form of a deposit, the estimates of income inclusion and tax payable are computed on the basis that the cost of precious metal acquired under such precious metal purchase agreements is equal to the market value of such precious metal while the deposit is outstanding, and the cash cost thereafter.
6)	If CRA were to reassess the 2011-2015 taxation years and continue to apply transfer pricing penalties, management estimates that transfer pricing penalties of approximately $161 million and interest (calculated to December 31, 2017) and other penalties of approximately $98 million may be applicable for the 2011-2015 taxation years.
7)	If CRA were to reassess the 2016-2017 taxation years and continue to apply transfer pricing penalties, management estimates that transfer pricing penalties of approximately $26 million and interest (calculated to December 31, 2017) and other penalties of approximately $5 million may be applicable for the 2016-2017 taxation years.

Please see “Cautionary Note Regarding Forward-Looking Statements” in the MD&A for material risks, assumptions and important disclosure associated with this information.

U.S. Shareholder Class Action

During July 2015, after the Company disclosed that the CRA was proposing that they would issue the Reassessments, two putative securities class action lawsuits were filed against the Company in the U.S. District Court for the Central District of California in connection with the Proposal (the “Complaints”).

WHEATON PRECIOUS METALS 2017 ANNUAL REPORT [34]

On October 19, 2015, the Complaints were consolidated into one action, In re Silver Wheaton Securities Litigation, as against the Company, Randy Smallwood, President & Chief Executive Officer, Gary Brown, Senior Vice President & Chief Financial Officer and Peter Barnes, former Chief Executive Officer (together the “Defendants”) and a lead plaintiff (the “Plaintiff”) was selected. On December 18, 2015, the Plaintiff filed a consolidated amended complaint (the “Amended Complaint”). The Amended Complaint alleges, among other things, that the Defendants made false and/or misleading statements, as well as failed to disclose material adverse facts about the Company’s business, operations, prospects and performance in violation of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Specifically, the Amended Complaint focuses on the Reassessments. The Amended Complaint purports to be brought on behalf of persons who purchased or otherwise acquired the Company’s securities in the United States during an alleged class period of March 30, 2011 to July 6, 2015.

At a hearing on June 6, 2016, the Court denied the Defendants’ motion to dismiss. A denial of such a motion is not a ruling on the merits of the claims in the lawsuit. Certification of the class was granted by the Court on May 11, 2017. The Court has set a trial date of August 20, 2019.

The Company believes the allegations are without merit and intends to vigorously defend against this matter. No amounts have been recorded for any potential liability arising from this matter, as the original Complaints do not specify a quantum of damages and the Company cannot reasonably predict the outcome.

Canadian Shareholder Class Action

By Notice of Action dated August 10, 2016 (as amended September 2, 2016), proposed representative plaintiff Suzan Poirier commenced proceedings pursuant to the Class Proceedings Act (Ontario) in the Ontario Superior Court of Justice against Wheaton Precious Metals Corp., Randy Smallwood, President and Chief Executive Officer and Gary Brown, Senior Vice President & Chief Financial Officer. The statement of claim filed alleges, among other things, misrepresentation pursuant to primary and secondary market civil liability provisions under the Securities Act (Ontario), common law negligence and negligent misrepresentation. The claim focuses on the Reassessments. The statement of claim purports to be brought on behalf of persons who (i) acquired Wheaton common shares in Wheaton’s March 2015 public offering, and (ii) acquired Wheaton common shares in the secondary market, other than in the United States, during an alleged class period of August 14, 2013 to July 6, 2015 inclusive.

The Company believes that the allegations are without merit and intends to vigorously defend against this matter. No amounts have been recorded for potential liability arising from this claim as no value has been specified in the statement of claim and the Company cannot reasonably predict the outcome.

Please see “Cautionary Note Regarding Forward-Looking Statements” in the MD&A for material risks, assumptions and important disclosure associated with outstanding litigation.

Share Capital

On April 14, 2016, the Company completed a bought-deal equity financing (the “Offering”), whereby a total of 38,105,250 common shares (inclusive of the underwriters’ over-allotment option) of Wheaton were sold at a price of $16.60 per share, for aggregate gross proceeds to Wheaton of approximately $633 million. After deducting underwriter commissions, the Company raised total net proceeds of approximately $607 million, which was used to repay a portion of the debt that was drawn on the Company’s $2 billion revolving credit facility in November 2015 for the $900 million purchase of the silver stream on the Antamina mine in Peru.

During the year ended December 31, 2017, the Company received cash proceeds of $1 million from the exercise of 70,600 share purchase options at a weighted average exercise price of Cdn$24.83 per option. During the year ended December 31, 2016, the Company received cash proceeds of $22 million from the exercise of 963,250 share purchase options at a weighted average exercise price of Cdn$29.44 per option.

The Company received TSX approval to purchase up to 20,229,671 common shares over a period of twelve months ending on September 22, 2016. The Company repurchased 3,060,454 common shares under the normal course issuer bid (“NCIB”) at an average price of $13.81 per share, including 2,295,665 common shares repurchased during the three months ended March 31, 2016 at an average price of $14.43 per share. The NCIB continued in effect until its expiry on September 22, 2016.

As of March 21, 2018, there were 442,724,309 outstanding common shares, 4,232,260 share purchase options, 313,846 restricted share units and 10,000,000 share purchase warrants.

WHEATON PRECIOUS METALS 2017 ANNUAL REPORT [35]

Risks and Uncertainties

The primary risk factors affecting the Company are set forth below. For discussion of additional risk factors, please refer to the Company’s Annual Information Form, which is available on the Company’s website, www.wheatonpm.com, and on SEDAR, www.sedar.com, or is available upon request from the Company.

Commodity Prices

The price of the common shares and the Company’s financial results may be significantly and adversely affected by a decline in the price of silver or gold. The price of silver and gold fluctuates widely, especially in recent years, and is affected by numerous factors beyond the Company’s control, including, but not limited to, the sale or purchase of silver and gold by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuation in the value of the United States dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major silver and gold producing countries throughout the world. The silver and gold markets tend to be cyclical, and a general downturn could result in a significant decrease in the Company’s revenue. Any such price decline may have a material adverse effect on the Company.

The profitability of Wheaton’s interests under the precious metal purchase agreements is directly related to the market price of silver and/or gold. The Company’s revenue is sensitive to changes in the price of silver and gold and the overall condition of the precious metal mining industry, as it derives all of its of revenue from silver and gold streams.

In the event that the prevailing market price of silver or gold is at or below the price at which the Company can purchase such commodities pursuant to the terms of the precious metal purchase agreements associated with its silver and gold interests, the Company will not generate positive cash flow or earnings.

The “Mining Operations” consist of the San Dimas mine, the Zinkgruvan mine, the Yauliyacu mine, the Stratoni mine, the Los Filos mine, the Peñasquito mine, the Keno Hill mine, the Neves-Corvo mine, the Minto mine, the Veladero mine, the Lagunas Norte mine, the Pierina mine, the Pascua-Lama project, the Aljustrel mine, the 777 mine, the Salobo mine, the Sudbury mines, the Constancia mine, the Antamina mine, the Rosemont project, the Loma de La Plata project, the Toroparu project, the Cotabambas project and the Kutcho project. Silver and gold are by-product metals at all of the Mining Operations, other than at the Keno Hill district, including the Bellekeno mine in the Yukon Territory, Canada (the “Keno Hill mines”), the Loma de La Plata project zone of the Navidad project in Argentina and the Toroparu project located in Guyana, and therefore, the economic cut-off applied to the reporting of silver and gold reserves and resources will be influenced by changes in the commodity prices of other metals at the mines.

Risks Relating to the Mining Operations

To the extent that they relate to the production of silver or gold from, or the continued operation of, the Mining Operations, the Company will be subject to the risk factors applicable to the operators of such mines or projects, as more fully described in the Company’s Annual Information Form for the year ended December 31, 2017.

No Control Over Mining Operations

The Company has agreed to purchase a certain percentage of the silver and/or gold produced by the Mining Operations. The Company is not directly involved in the ownership or operation of mines and has no contractual rights relating to the operation of the Mining Operations. The owners and operators will generally have the power to determine the manner in which the relevant properties subject to the asset portfolio are exploited, including decisions to expand, advance, continue, reduce, suspend or discontinue production from a property and decisions about the marketing of products extracted from the property. The interests of the Company and the operators of the relevant properties may not always be aligned. As a result, the cash flows of the Company are dependent upon the activities of third parties which creates the risk that at any time those third parties may: (i) have business interests or targets that are inconsistent with those of the Company, (ii) take action contrary to the Company’s policies or objectives, (iii) be unable or unwilling to fulfill their obligations under their agreements with the Company, or (iv) experience financial, operational or other difficulties, including insolvency, which could limit or suspend a third party’s ability to perform its obligations under the precious metal purchase agreements. At any time, any of the operators of the Mining Operations may decide to suspend or discontinue operations, including if the costs to operate the mine exceed the revenues from operations. Except in limited circumstances, the Company will not be entitled to any material compensation if such operations do not meet their forecasted silver or gold production targets in any specified period or if the operations shut down, suspend or discontinue on a temporary or permanent basis. There can be no assurance that the silver or gold production from such properties will ultimately meet forecasts or targets. In addition, payments from production generally flow through the operator and there is a risk of delay and additional expense in receiving such revenues. The precious metal purchase agreement payments are calculated by the operators based on reported production and calculations of the Company’s payments are subject to, and dependent upon, the adequacy and accuracy of the operators’ production and accounting functions. Failure to receive payments under the precious metal purchase agreements to which the Company is entitled may have a material adverse effect on the Company. In addition, the Company must rely on the accuracy and timeliness of the public disclosure and other information it receives from the owners and operators of the Mining Operations, and uses such information, including production estimates, in its analyses, forecasts and assessments relating to its own business. If the information provided by such third parties to the Company contains material inaccuracies or omissions, the Company’s ability to accurately forecast or achieve its stated objectives may be materially impaired.

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Taxes

A significant portion of the Company’s operating profit is derived from its subsidiaries, including Wheaton Precious Metals International Ltd. which is incorporated and operated in the Cayman Islands and historically, Silverstone Resources (Barbados) Corp., which was incorporated and operated in Barbados, such that the Company’s profits are subject to low income tax.

The introduction of new tax laws, regulations or rules, or changes to, or differing interpretation of, or application of, or court decisions in respect of, existing tax laws, regulations or rules in Canada, the Cayman Islands, Barbados, Luxembourg, the Netherlands or any of the countries in which the Company’s subsidiaries or the Mining Operations are located, or to which shipments of silver or gold are made, could result in an increase in the Company’s taxes, or other governmental charges, duties or impositions. No assurance can be given that new tax laws, regulations or rules will not be enacted or that existing tax laws, regulations or rules will not be changed, interpreted, applied or decided upon in a manner which could result in the Company’s profits being subject to additional taxation or which could otherwise have a material adverse effect on the Company or the price of the common shares.

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters are outstanding from time to time. If we are unable to resolve any of these matters favourably, there may be a material adverse effect on the Company.

Canada Revenue Agency Dispute and Audit of International Transactions

As more fully disclosed in the Other Contractual Obligation and Contingencies section on page 33 of this MD&A under the headings “2005 – 2010 Taxation Years: Canada Revenue Agency Dispute” and “2011 – 2015 Taxation Years: Audit of International Transactions”, the Company has received Reassessments from the CRA for the 2005-2010 taxation years which are currently under dispute. If the Company were ultimately unsuccessful in defending its tax filing positions, it would result in the Company having to pay the full amount of any reassessed tax, interest and penalties. Additionally, the CRA has commenced an audit of the Company’s international transactions covering the 2011-2015 taxation years, which is currently ongoing.

The Company’s international transactions for taxation years subsequent to 2015 are not under audit, however they remain open to audit by the CRA. There is a risk that the CRA may take similar positions in those years as they have done in the Reassessments and that such positions will result in the issuance of notices of reassessment for material amounts.

In the event that the CRA issues one or more additional notices of reassessment for material amounts of tax, interest and penalties, the Company is prepared to vigorously defend its position. If the Company is unable to resolve any of these matters favourably, or if the CRA issues one or more additional notices of reassessment for material amounts of tax, interest and penalties, there may be a material adverse effect on the Company.

Please see “Cautionary Note Regarding Forward-Looking Statements” in the MD&A for material risks, assumptions and important disclosure associated with this information.

Credit and Liquidity Risk

The Company is exposed to counterparty risks and liquidity risks including, but not limited to: (i) through the companies with which the Company has precious metal purchase agreements which may experience financial, operational or other difficulties, including insolvency, which could limit or suspend those companies’ ability to perform their obligations under those precious metal purchase agreements; (ii) through the companies with which the Company has advanced funds in exchange for convertible notes receivable; (iii) through financial institutions that hold the Company’s cash and cash equivalents; (iv) through companies that have payables to the Company, including concentrate customers; (v) through the Company’s insurance providers; and (vi) through the Company’s lenders. The Company is also exposed to liquidity risks in meeting its operating expenditure requirements in instances where cash positions are unable to be maintained or appropriate financing is unavailable. These factors may impact the ability of the Company to obtain loans and other credit facilities in the future and, if obtained, on terms favourable to the Company. If these risks materialize, the Company’s operations could be adversely impacted and the trading price of the common shares could be adversely affected.

For instance, in respect item (i) above and the Primero SPA, Primero has indicated that there is material uncertainty related to its ability to continue as a going concern. In the event that the acquisition of Primero by First Majestic does not close and Primero is not able to continue to operate as a going concern, then, in Wheaton’s opinion, Primero may (i) be unable to deliver some or all of the silver ounces due under the Primero SPA; (ii) otherwise default in its obligations under the Primero SPA; (iii) cease operations at San Dimas if it is uneconomic to continue to operate the mine; or (iv) become insolvent. As a result, any of these or other adverse financial or operational consequences on Primero may also have a material adverse effect on Wheaton’s business, financial condition, results of operation and cash flows. In addition, there is no assurance that Wheaton will be successful in enforcing its rights under the security interest granted by Primero and the guarantee granted by Goldcorp.

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Indebtedness and Guarantees Risk

Effective December 31, 2017, the Company had $770 million drawn under the Revolving Facility. As a result of this indebtedness, the Company is required to use a portion of its cash flow to service principal and interest on the debt, which will limit the cash flow available for other business opportunities. The Company’s ability to make scheduled payments of the principal of, to pay interest on, or to refinance indebtedness depends on its future performance, which is subject to economic, financial, competitive and other factors beyond its control. The Company may not continue to generate cash flow in the future sufficient to service debt and make necessary capital expenditures. If the Company is unable to generate such cash flow, it may be required to adopt one or more alternatives, such as reducing or eliminating dividends, restructuring debt or obtaining additional equity capital on terms that may be onerous or highly dilutive. The Company’s ability to refinance indebtedness will depend on the capital markets and its financial condition at such time. The Company may not be able to engage in any of these activities or engage in these activities on desirable terms, which could result in a default on its debt obligations.

The terms of our Revolving Facility require the Company to satisfy various affirmative and negative covenants and to meet certain financial ratios and tests. These covenants limit, among other things, the Company’s ability to incur further indebtedness if doing so would cause it to fail to meet certain financial covenants, create certain liens on assets or engage in certain types of transactions. The Company can provide no assurances that in the future, it will not be limited in its ability to respond to changes in its business or competitive activities or be restricted in its ability to engage in mergers, acquisitions or dispositions of assets. Furthermore, a failure to comply with these covenants, including a failure to meet the financial tests or ratios, would likely result in an event of default under the Amended Revolving Facility and would allow the lenders to accelerate the debt, which could materially and adversely affect the Company’s business, financial condition and results of operations and its ability to meet its payment obligations under debt, and the price of the common shares.

In addition, Wheaton provided the Primero Guarantee to the lenders under the Primero Facility. As guarantors, Wheaton is subject to the risk that Primero or any of its subsidiaries may default under the Primero Facility, in which case the Primero Guarantee can be called upon by lenders for the repayment of the secured obligations under the Primero Facility. Given the lenders under the Primero Facility have recourse against Wheaton, any adverse financial or operational consequences on Primero may also have a material adverse effect on Wheaton’s business, financial condition, results of operation and cash flows.

Mine Operator Concentration Risk

Gold and silver purchases under certain of Wheaton’s precious metal purchase agreements are subject to mine operator concentration risk, including as follows:

•	The counterparty obligations under the Salobo and Sudbury PMPA’s are guaranteed by the parent company Vale. Total revenues relative to Vale during the year ended December 31, 2017 were 42% of the Company’s total revenue;
•	The counterparty obligations under the Antamina and Yauliyacu (which is included as part of Other silver interests) PMPA’s are guaranteed by the parent company Glencore plc (“Glencore”) and its subsidiary. Total revenues relative to Glencore during the year ended December 31, 2017 were 16% of the Company’s total revenue;
•	The counterparty obligations under the Penasquito PMPA are guaranteed by the parent company Goldcorp Corp. (“Goldcorp”). Total revenues relative to Goldcorp during the year ended December 31, 2017 were 10% of the Company’s total revenue;
•	The counterparty obligations under the Constancia PMPA and 777 PMPA (which is included as part of Other silver and gold interests) are guaranteed by the parent company Hudbay Minerals Inc. (“Hudbay”). Total revenues relative to Hudbay during the year ended December 31, 2017 were 10% of the Company’s total revenue; and
•	The counterparty obligations under the San Dimas PMPA are guaranteed by the parent company Primero Mining Corp. (“Primero”). Total revenues relative to Primero during the year ended December 31, 2017 were 10% of the Company’s total revenue.

Should any of these mine operators become unable or unwilling to fulfill their obligations under their agreements with Wheaton, or should any of the risk factors identified by Wheaton materialize in respect of the mine operators or the Mining Operations, there could be a material adverse impact on Wheaton, including, but not limited to, Wheaton’s revenue, net income and cash flows from operations.

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Hedging Risk

The Company has a policy that permits hedging its foreign exchange and interest rate exposures to reduce the risks associated with currency and interest rate fluctuations. The Company also has adopted a policy to allow the forward sale of forecast silver and gold deliveries provided that such sales shall not extend beyond the end of a financial quarter of the Company.

Hedging involves certain inherent risks including: (a) credit risk - the risk that the creditworthiness of a counterparty may adversely affect its ability to perform its payment and other obligations under its agreement with the Company or adversely affect the financial and other terms the counterparty is able to offer the Company; (b) market liquidity risk – the risk that the Company has entered into a hedging position that cannot be closed out quickly, by either liquidating such hedging instrument or by establishing an offsetting position; and (c) unrealized fair value adjustment risk – the risk that, in respect of certain hedging products, an adverse change in market prices for commodities, currencies or interest rates will result in the Company incurring losses in respect of such hedging products as a result of the hedging products being out of the money on their settlement dates.

There is no assurance that a hedging program designed to reduce the risks associated with foreign exchange/currency, interest rate or commodity fluctuations will be successful. Although hedging may protect the Company from adverse changes in foreign exchange/currency, interest rate or commodity fluctuations, it may also prevent the Company from fully benefitting from positive changes.

Competition

The Company competes with other companies for precious metal purchase agreements and similar transactions. Some of these companies may possess greater financial and technical resources than the Company. Such competition may result in the Company being unable to enter into desirable precious metal purchase agreements or similar transactions, to recruit or retain qualified employees or to acquire the capital necessary to fund its precious metal purchase agreements. Existing or future competition in the mining industry could materially adversely affect the Company’s prospects for entering into additional precious metal purchase agreements in the future.

Acquisition Strategy

As part of the Company’s business strategy, it has sought and will continue to seek new exploration, development and mining opportunities in the resource industry. In pursuit of such opportunities, the Company may fail to select appropriate acquisition candidates or negotiate acceptable arrangements, including arrangements to finance acquisitions or integrate the acquired businesses and their personnel into the Company. The Company cannot assure that it can complete any acquisition or business arrangement that it pursues, or is pursuing, on favourable terms, or that any acquisitions or business arrangements completed will ultimately benefit the Company.

In the event that the Company chooses to raise debt capital to finance any acquisition, the Company’s leverage will be increased. In addition, if the Company chooses to complete an equity financing to finance any acquisition, shareholders may suffer dilution.

In addition, the introduction of new tax laws or regulations or accounting rules or policies or rating agency policies, or changes to, or differing interpretations of, or application of, existing tax laws or regulations or accounting rules or policies or rating agency policies, could make precious metal purchase agreements less attractive to counterparties. Such changes could adversely affect the Company’s ability to enter into new precious metal purchase agreements.

Market Price of the Common Shares

The Common Shares are listed and posted for trading on the TSX and on the NYSE. An investment in the Company’s securities is highly speculative and the price of the Common Shares has fluctuated significantly in the past. During the year ended December 31, 2017, the trading price of the Company’s common shares on the NYSE has ranged from a low of $18.32 per share to a high of $23.06 per share and on the TSX has ranged from a low of Cdn$23.18 per share to a high of Cdn$30.32 per share. The market price of the Company’s common shares may increase or decrease in response to a number of events and factors, including those factors set out in the Company’s Annual Information Form for the year ended December 31, 2017 and the factors listed under the heading “Cautionary Note Regarding Forward-Looking Statements.”

In addition, the global stock markets and prices for mining company shares have experienced volatility that often has been unrelated to the operating performance or prospects of such companies. These market and industry fluctuations may adversely affect the market price of the Company’s common shares, regardless of the Company’s operating performance. The variables which are not directly related to the Company’s success and are, therefore, not within the Company’s control, include other developments that affect the market for mining company shares, macroeconomic developments globally, the breadth of the public market for the Company’s common shares and the attractiveness of alternative investments and particular industries. The effect of these and other factors on the market price of the Company’s common shares on the exchanges on which they trade has historically made the Company’s common share price volatile and suggests that the Company’s common share price will continue to be volatile in the future.

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It is not uncommon for securities class actions to be brought against publicly listed companies following periods of volatility or significant decline in the market price of their securities. The Company is currently the subject of litigation in securities class action complaints in the United States (see “U.S. Shareholder Class Action” on page 34 of this MD&A) and in Canada (see “Canadian Shareholder Class Action” on page 35 of this MD&A).

Equity Price Risk

The Company is exposed to equity price risk as a result of holding long-term investments in other exploration and mining companies. Just as investing in the Company is inherent with risks such as those set out in this MD&A, by investing in these other companies, the Company is exposed to the risks associated with owning equity securities and those risks inherent in the investee companies. The Company does not actively trade these investments.

Interest Rate Risk

The Company is exposed to interest rate risk on its outstanding borrowings and short-term investments. Presently, all of the Company’s outstanding borrowings are at floating interest rates. The Company monitors its exposure to interest rates and has not entered into any derivative contracts to manage this risk. During the year ended December 31, 2017, the weighted average effective interest rate paid by the Company on its outstanding borrowings was 2.57% (2016 – 2.11%).

During the years ended December 31, 2017 and December 31, 2016, a fluctuation in interest rates of 100 basis points (1 percent) would have impacted the amount of interest expensed by approximately $10 million and $11 million, respectively.

Dividend Policy

The declaration, timing, amount and payment of dividends are at the discretion of the Board of Directors and will depend upon the Company’s future earnings, cash flows, acquisition capital requirements and financial condition, and other relevant factors. There can be no assurance that the Company will continue to declare a dividend on a quarterly, annual or other basis.

Dependence Upon Key Management Personnel

The Company is dependent on the services of a small number of key executives who are highly skilled and experienced. The loss of these persons or the Company’s inability to attract and retain additional highly skilled employees may adversely affect its business and future operations.

Litigation

The Company is from time to time involved in various claims, legal proceedings and disputes arising in the ordinary course of business. If the Company is unable to resolve these disputes favorably, it may have a material adverse effect on the Company. The Company is currently the subject of litigation in securities class action complaints in the United States (see “U.S. Shareholder Class Action” on page 34 of this MD&A) and in Canada (see “Canadian Shareholder Class Action” on page 35 of this MD&A).

Securities litigation, including current proceedings against the Company as well as potential future proceedings, could result in substantial costs and damages and divert the Company’s management’s attention and resources. Any decision resulting from any such litigation that is adverse to the Company could have a negative impact on the Company’s financial position.

Unknown Defects and Impairments

A defect in a streaming transaction and/or a precious metal purchase agreement may arise to defeat or impair the claim of the Company to such streaming transaction, which may have a material adverse effect on the Company. It is possible that material changes could occur that may adversely affect management’s estimate of the recoverable amount for any precious metal purchase agreement. Any impairment estimates, which are based on applicable key assumptions and sensitivity analysis, are based on management’s best knowledge of the amounts, events or actions at such time, and the actual future outcomes may differ from any estimates that are provided by the Company. Any impairment charges on the Company’s carrying value of the precious metal purchase agreements could have a material adverse effect on the Company.

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Security Over Underlying Assets

There is no guarantee that the Company will be able to effectively enforce any guarantees, indemnities or other security interests it may have. Should a bankruptcy or other similar event related to a mining operator occur that precludes a party from performing its obligations under the precious metal purchase agreement, the Company would have to enforce its security interest. In the event that the mining operator has insufficient assets to pay its liabilities, it is possible that other liabilities will be satisfied prior to the liabilities owed to the Company. In addition, bankruptcy or other similar proceedings are often a complex and lengthy process, the outcome of which may be uncertain and could result in a material adverse effect on the Company.

In addition, because many of the Mining Operations are owned and operated by foreign affiliates, the Company’s security interests may be subject to enforcement and insolvency laws of foreign jurisdictions that differ significantly from those in North America, and the Company’s security interests may not be enforceable as anticipated. Further, there can be no assurance that any judgments obtained in Canadian courts will be enforceable in any of those jurisdictions. If the Company is unable to enforce its security interests, there may be a material adverse effect on the Company.

Information Systems and Cyber Security

Wheaton’s information systems, and those of its counterparties under the precious metal purchase agreements, third-party service providers and vendors, are vulnerable to an increasing threat of continually evolving cyber security risks. Unauthorized parties may attempt to gain access to these systems or the Company’s information through fraud or other means of deceiving the Company’s counterparties under its precious metal purchase agreements, third-party service providers or vendors.

Wheaton’s operations depend, in part, on how well Wheaton and its suppliers, as well as counterparties under the precious metal purchase agreements, protect networks, equipment, information technology (“IT”) systems and software against damage from a number of threats. Wheaton has entered into agreements with third parties for hardware, software, telecommunications and other services in connection with its operations. The Company’s operations and Mining Operations also depend on the timely maintenance, upgrade and replacement of networks, equipment, IT systems and software, as well as pre-emptive expenses to mitigate the risks of failures. Any of these and other events could result in information system failures, delays and/or increases in capital expenses. The failure of information systems or a component of information systems could, depending on the nature of any such failure, adversely impact the Company’s reputation and results of operations.

Although to date the Company has not experienced any material losses relating to cyber-attacks or other information security breaches, there can be no assurance that Wheaton will not incur such losses in the future. The Company’s risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As a result, cyber security and the continued development and enhancement of controls, processes and practices designed to protect systems, computers, software, data and networks from attack, damage or unauthorized access remain a priority.

Any future significant compromise or breach of the Company’s data security, whether external or internal, or misuse of data, could result in additional significant costs, lost sales, fines and lawsuits, and damage to the Company’s reputation. In addition, as the regulatory environment related to information security, data collection and use, and privacy becomes increasingly rigorous, with new and constantly changing requirements applicable to Wheaton’s business and counterparties to the precious metal purchase agreements, compliance with those requirements could also result in additional costs. As cyber threats continue to evolve, the Company or its counterparties may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities.

Critical Accounting Estimates

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the balance sheet date, and the reported amounts of revenues and expenditures during the reporting period. The following discussion provides details of the critical accounting estimates made in preparing the financial statements. For additional information, Note 3 of the Company’s consolidated financial statements describes all of the significant accounting policies while Note 4 describes the significant areas of estimation uncertainty and judgments made by management in preparing the consolidated financial statements.

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Silver and Gold Interests

Attributable Reserve and Resource Estimates

Silver and gold interests are significant assets of the Company, with a carrying value of $5.4 billion at December 31, 2017. This amount represents the capitalized expenditures related to the acquisition of the silver and gold interests, net of accumulated depletion and accumulated impairment charges, if any. The Company estimates the reserves, resources and exploration potential relating to each agreement. Reserves are estimates of the amount of silver or gold contained in ore that can be economically and legally extracted from the mining properties in respect of which the Company has precious metal purchase agreements. Resources are estimates of the amount of silver or gold contained in mineralized material for which there is a reasonable prospect for economic extraction from the mining properties in respect of which the Company has precious metal purchase agreements. Exploration potential represents an estimate of additional reserves and resources which may be discovered through the mine operator’s exploration program. The Company adjusts its estimates of reserves, resources (where applicable) and exploration potential (where applicable) to reflect the Company’s percentage entitlement to silver and gold produced from such mines. The Company compiles its estimates of its reserves and resources based on information supplied by appropriately qualified persons relating to the geological data on the size, density and grade of the ore body, and require complex geological and geostatistical judgments to interpret the data. The estimation of recoverable reserves and resources is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements, and production costs along with geological assumptions and judgments made in estimating the size and grade of the ore body. The Company estimates exploration potential based on assumptions surrounding the ore body continuity which requires judgement as to future success of any exploration programs undertaken by the mine operator. Changes in the reserve estimates, resource estimates or exploration potential estimates may impact upon the carrying value of the Company’s silver and gold interests and depletion charges.

Depletion

As described above, the cost of these silver and gold interests are separately allocated to reserves, resources and exploration potential. The value allocated to reserves is classified as depletable and is depleted on a unit-of-production basis over the estimated recoverable proven and probable reserves at the mine corresponding to the specific agreement. The value associated with resources and exploration potential is the value beyond proven and probable reserves at acquisition and is classified as non-depletable until such time as it is transferred to the depletable category as a result of the conversion of resources and/or exploration potential into reserves. To make this allocation, the Company estimates the recoverable reserves, resources and exploration potential at each mining operation. These calculations require the use of estimates and assumptions, including the amount of contained silver and gold, recovery rates and payable rates. Changes to these assumptions may impact the estimated recoverable reserves, resources or exploration potential which could directly impact the depletion rates used. Changes to depletion rates are accounted for prospectively.

Impairment of Assets

As more fully described in the Impairment of Silver and Gold Interests section on page 26 of this MD&A, the Company assesses each precious metal purchase agreement at the end of every reporting period to determine whether any indication of impairment exists. If such an indication exists, the recoverable amount of the precious metal purchase agreement is estimated in order to determine the extent of the impairment (if any). The calculation of the recoverable amount requires the use of estimates and assumptions such as long-term commodity prices, discount rates, recoverable ounces of silver and gold, and operating performance.

Valuation of Stock Based Compensation

The Company has various forms of stock based compensation, including share purchase options, restricted share units (“RSUs”) and performance share units (“PSUs”). The calculation of the fair value of share purchase options, RSUs and PSUs issued requires the use of estimates as more fully described below.

The Company recognizes a stock based compensation expense for all share purchase options and RSUs awarded to employees, officers and directors based on the fair values of the share purchase options and RSUs at the date of grant. The fair values of share purchase options and RSUs at the date of grant are expensed over the vesting periods of the share purchase options and RSUs, respectively, with a corresponding increase to equity. The fair value of share purchase options is determined using the Black-Scholes option pricing model with market related inputs as of the date of grant. Share purchase options with graded vesting schedules are accounted for as separate grants with different vesting periods and fair values. The fair value of RSUs is the market value of the underlying shares at the date of grant. At the end of each reporting period, the Company re-assesses its estimates of the number of awards that are expected to vest and recognizes the impact of any revisions to this estimate in the consolidated statement of earnings.

The Company recognizes a stock based compensation expense for PSUs which are awarded to eligible employees and are settled in cash. The related expense is based on the value of the anticipated settlement and multiplier for current performance at the end of the associated performance periods. This estimated expense is reflected as a component of net earnings over the vesting period of the PSUs with the related obligation recorded as a liability on the balance sheet. The amount of compensation expense is adjusted at the end of each reporting period to reflect the fair market value of common shares and the number of PSUs anticipated to vest based on the anticipated performance factor.

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Valuation of Convertible Note Receivable

The Kutcho Convertible Note receivable is measured at fair value for financial reporting purposes. As the Kutcho Convertible Note receivable is not traded in an active market, its fair value is estimated by discounting the stream of future interest and principal payments at the rate of interest prevailing at the balance sheet date for instruments of similar term and risk (the market interest rate), and adding this value to the value of the convertibility feature which is estimated using a Black-Scholes model based on assumptions including risk free interest rate, expected dividend yield, expected volatility and expected remaining life of the Kutcho Convertible Note receivable. Any resulting change in fair value is reflected on the Consolidated Statement of Earnings under the classification Other Income.

Management estimates that the market interest rate on similar borrowings without the conversion feature was approximately 15% and has used an implied volatility of 30% volatility in valuing the convertibility feature. If (i) the market interest rate used had been 2% lower or higher at the respective balance sheet date; or (ii) the implied volatility used had been 10% higher or lower at the respective balance sheet date, then the value of the Kutcho Convertible Note receivable would have increased or decreased by approximately $1 million.

Minto Derivative Liability

In October 2017, in order to incentivize Capstone to extend the Minto mine life, the Company agreed to amend the Minto precious metal purchase agreement. The primary modification is to increase the production payment per ounce of gold delivered to Wheaton over the current fixed price in periods where the market price of copper is lower than $2.50 per pound. As this pricing mechanism meets the definition of a derivative, it is reflected at fair value for financial reporting purposes. At December 31, 2017, the Company estimated the fair value of this derivative liability to be $NIL as the long-term outlook for copper based on a consensus derived from a number of sources including analysts and other market observers exceeds $2.50 per pound over the duration of the anticipated remaining mine life.

Revenue Recognition

Revenue from the sale of silver and gold is recognized when persuasive evidence of an arrangement exists, title and risk passes to the buyer, collection is reasonably assured and the price is reasonably determinable.

Under certain precious metal purchase agreements, silver and/or gold is acquired from the mine operator in the form of silver or gold credits, which is then sold through a network of third party brokers or dealers. Revenue from silver and gold credit sales is recognized at the time of the sale of such credits, which is also the date that title to the silver or gold passes to the third party dealer or broker. The Company will occasionally enter into forward contracts in relation to silver or gold deliveries that it is highly confident will occur within a given quarter. No forward contracts were outstanding at December 31, 2017 or December 31, 2016. The sales price is fixed at the delivery date based on either the terms of these short-term forward sales contracts or the spot price of silver or gold.

Under certain precious metal purchase agreements, silver and/or gold is acquired from the mine operator in concentrate form, which is then sold under the terms of the concentrate sales contracts to third-party smelters or traders. Where the Company acquires silver or gold in concentrate form, final silver or gold prices are set on a specified future quotational period (the “Quotational Period”) pursuant to the concentrate sales contracts with third-party smelters, typically one to three months after the shipment date, based on market prices for silver or gold. Revenues and the associated cost of sales are recorded on a gross basis under these contracts at the time title passes to the buyer based on the forward price for the expected settlement period. The contracts, in general, provide for a provisional payment based upon provisional assays and quoted silver and gold prices. Final settlement is based upon the average applicable price for the Quotational Period applied to the actual number of silver or gold ounces recovered calculated using confirmed smelter weights and settlement assays. Final settlement generally occurs from three to six months after shipment. The Company’s provisionally priced sales contain an embedded derivative that is required to be separated from the host contract for accounting purposes. The host contract is the receivable from the sale of concentrates measured at the forward price at the time of sale. The embedded derivative does not qualify for hedge accounting. The embedded derivative is recorded on the balance sheet as a derivative asset in Accounts Receivable or as a derivative liability in Accounts Payable and Accrued Liabilities and is adjusted to fair value through revenue each period until the date of final settlement.

At December 31, 2017, the Company had outstanding provisionally priced sales of $4 million (December 31, 2016 - $8 million) where the quotational period pricing was estimated based on the forward price for silver and gold. These sales consisted of 0.2 million ounces of silver and 800 ounces of gold (December 31, 2016 - 0.5 million ounces of silver) which had a fair value gain adjustment of approximately $0.3 million (December 31, 2016 - fair value loss adjustment of approximately $0.1 million) associated with the embedded derivative. For each one cent per ounce increase or decrease in the realized silver price, revenue would increase or decrease by approximately $2,000 (December 31, 2016 - $5,000) and for each one dollar per ounce increase or decrease in the realized gold price, revenue would increase or decrease by approximately $800 (December 31, 2016 - $NIL).

WHEATON PRECIOUS METALS 2017 ANNUAL REPORT [43]

Financial Instruments

The Company owns equity interests in several publicly traded mineral exploration, development and mining companies as long-term investments (see page 13 of this MD&A) in addition to the Kutcho Convertible Note receivable (see page 15 of this MD&A) and therefore is inherently exposed to various risk factors including currency risk, market price risk and liquidity risk.

In order to mitigate the effect of short-term volatility in silver and gold prices, the Company will occasionally enter into forward contracts in relation to silver and gold deliveries that it is highly confident will occur within a given quarter. The Company does not hedge its long-term exposure to commodity prices. Other than these very short-term forward contracts, the Company has not used derivative financial instruments to manage the risks associated with its operations and therefore, in the normal course of business, it is inherently exposed to currency, interest rate and commodity price fluctuations. No forward contracts were outstanding at December 31, 2017.

Future Changes in Accounting Policies

The International Accounting Standards Board (“IASB”) has issued the following new or amended standards:

Standards required to be applied for periods beginning on or after January 1, 2018:

•	IFRS 9 (2014) – Financial Instruments (amended 2014): In July 2014, the IASB issued the final version of IFRS 9 – Financial Instruments (“IFRS 9”). The Company adopted IFRS 9 (2009) – Financial Instruments effective January 1, 2010. The Company does not anticipate the adoption of this amended standard will have a material impact on its consolidated financial statements.

•	IFRS 15 – Revenue from Contracts with Customers: In May 2014, the IASB and the Financial Accounting Standards Board (“FASB”) completed its joint project to clarify the principles for recognizing revenue and to develop a common revenue standard for IFRS and US GAAP. IFRS 15 establishes principles to address the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. The Company does not anticipate the adoption of this standard will have a material impact on its consolidated financial statements.

Standards required to be applied for periods beginning on or after January 1, 2019:

•	IFRS 16 – Leases: In January 2016, the IASB and the FASB completed its joint project to address concerns by users of financial statements in respect of reduced comparability between financial statements due to the different accounting treatment applied to operating leases as compared to finance leases by removing the distinction between operating leases and finance leases and rather having all leases accounted for as a finance lease, subject to limited exceptions for short-term leases and leases of low value assets. The Company is currently evaluating the impact of this standard and anticipates that upon adoption of this standard, the leases associated with its offices in Vancouver and the Cayman Islands will be capitalized under the classification Right-of-Use Assets, with a corresponding liability for Leases Payable. The total amount to be capitalized is estimated to be $3 million. The Company also expects a reduction in operating cash outflows of approximately $1 million per annum upon the adoption of IFRS 16, with a corresponding increase in financing cash outflows. Lastly, the Company does not anticipate the adoption of this standard will have a material impact on its Consolidated Statement of Earnings.

•	IFRIC 23 – Uncertainty over Income Tax Treatments: In June 2017, the IASB issued IFRIC 23 which is effective for periods beginning on or after January 1, 2019. IFRIC 23 provides guidance on the accounting for current and deferred tax liabilities and assets in circumstances in which there is uncertainty over income tax treatments. The extent of the impact of the adoption of IFRIC 23 has not yet been determined.

Early adoption of the above standards is permitted.

WHEATON PRECIOUS METALS 2017 ANNUAL REPORT [44]

Non-IFRS Measures

Wheaton has included, throughout this document, certain non-IFRS performance measures, including (i) adjusted net earnings and adjusted net earnings per share; (ii) operating cash flow per share (basic and diluted); (iii) average cash costs of silver and gold on a per ounce basis; and (iv) cash operating margin.

i.	Adjusted net earnings and adjusted net earnings per share are calculated by removing the effects of the non-cash impairment charges, derivative (gains) losses and other one-time (income) fees. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, management and certain investors use this information to evaluate the Company’s performance.

The following table provides a reconciliation of adjusted net earnings and adjusted net earnings per share (basic and diluted).

	Three Months Ended December 31		Years Ended December 31

(in thousands, except for per share amounts)	2017	2016	2017	2016

Net earnings	$(137,712)	$10,865	$57,703	$195,137
Add back (deduct):
Impairment loss	228,680	71,000	228,680	71,000
Gain on fair value adjustment of Kutcho Convertible Note receivable	(215)	-	(215)	-
Loss on fair value adjustment of share purchase warrants held	6	-	6	-
Fees for contract amendments and reconciliations	(8,436)	-	(9,424)	-

Adjusted net earnings	$82,323	$81,865	$276,750	$266,137

Divided by:
Basic weighted average number of shares outstanding	442,469	441,299	441,961	430,461
Diluted weighted average number of shares outstanding	442,978	441,784	442,442	430,845

Equals:
Adjusted earnings per share - basic	$0.19	$0.19	$0.63	$0.62
Adjusted earnings per share - diluted	$0.19	$0.19	$0.63	$0.62

WHEATON PRECIOUS METALS 2017 ANNUAL REPORT [45]

ii.	Operating cash flow per share (basic and diluted) is calculated by dividing cash generated by operating activities by the weighted average number of shares outstanding (basic and diluted). The Company presents operating cash flow per share as management and certain investors use this information to evaluate the Company’s performance in comparison to other companies in the precious metal mining industry who present results on a similar basis.

The following table provides a reconciliation of operating cash flow per share (basic and diluted).

	Three Months Ended December 31		Years Ended December 31

(in thousands, except for per share amounts)	2017	2016	2017	2016

Cash generated by operating activities	$165,083	$174,702	$538,808	$584,301

Divided by:
Basic weighted average number of shares outstanding	442,469	441,299	441,961	430,461
Diluted weighted average number of shares outstanding	442,978	441,784	442,442	430,845

Equals:
Operating cash flow per share - basic	$0.37	$0.40	$1.22	$1.36
Operating cash flow per share - diluted	$0.37	$0.40	$1.22	$1.36

iii.	Average cash cost of silver and gold on a per ounce basis is calculated by dividing the total cost of sales, less depletion, by the ounces sold. In the precious metal mining industry, this is a common performance measure but does not have any standardized meaning. In addition to conventional measures prepared in accordance with IFRS, management and certain investors use this information to evaluate the Company’s performance and ability to generate cash flow.

The following table provides a calculation of average cash cost of silver and gold on a per ounce basis.

	Three Months Ended December 31		Years Ended December 31

(in thousands, except for gold ounces sold and per ounce amounts)	2017	2016	2017	2016

Cost of sales	$147,109	$165,180	$506,181	$563,136
Less: depletion	(76,813)	(88,366)	(262,380)	(308,702)

Cash cost of sales	$70,296	$76,814	$243,801	$254,434
Cash cost of sales is comprised of:
Total cash cost of silver sold	$32,693	$34,486	$110,636	$125,242
Total cash cost of gold sold	37,603	42,328	133,165	129,192

Total cash cost of sales	$70,296	$76,814	$243,801	$254,434

Divided by:
Total silver ounces sold	7,292	7,506	24,644	28,322
Total gold ounces sold	94,295	108,931	337,205	330,009

Equals:
Average cash cost of silver (per ounce)	$4.48	$4.59	$4.49	$4.42
Average cash cost of gold (per ounce)	$399	$389	$395	$391

WHEATON PRECIOUS METALS 2017 ANNUAL REPORT [46]

iv.	Cash operating margin is calculated by subtracting the average cash cost of silver and gold on a per ounce basis from the average realized selling price of silver and gold on a per ounce basis. The Company presents cash operating margin as management and certain investors use this information to evaluate the Company’s performance in comparison to other companies in the precious metal mining industry who present results on a similar basis as well as to evaluate the Company’s ability to generate cash flow.

The following table provides a reconciliation of cash operating margin.

	Three Months Ended December 31		Years Ended December 31

(in thousands, except for gold ounces sold and per ounce amounts)	2017	2016	2017	2016
Total sales:
Silver	$122,168	$127,210	$419,274	$480,341
Gold	$120,378	$131,281	$423,941	$411,216
Divided by:
Total silver ounces sold	7,292	7,506	24,644	28,322
Total gold ounces sold	94,295	108,931	337,205	330,009
Equals:
Average realized price of silver (per ounce)	$16.75	$16.95	$17.01	$16.96
Average realized price of gold (per ounce)	$1,277	$1,205	$1,257	$1,246
Less:
Average cash cost of silver [1] (per ounce)	$(4.48)	$(4.59)	$(4.49)	$(4.42)
Average cash cost of gold [1] (per ounce)	$(399)	$(389)	$(395)	$(391)
Equals:
Cash operating margin per silver ounce sold	$12.27	$12.36	$12.52	$12.54
As a percentage of realized price of silver	73%	73%	74%	74%
Cash operating margin per gold ounce sold	$878	$816	$862	$855
As a percentage of realized price of gold	69%	68%	69%	69%

1) Refer to discussion on non-IFRS measure (iii) on page 46 of this MD&A.

These non-IFRS measures do not have any standardized meaning prescribed by IFRS, and other companies may calculate these measures differently. The presentation of these non-IFRS measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

WHEATON PRECIOUS METALS 2017 ANNUAL REPORT [47]

Subsequent Events

Declaration of Dividend

On March 21, 2018, the Board of Directors declared a dividend in the amount of $0.09 per common share as per the Company’s stated dividend policy whereby the quarterly dividend will be equal to 30% of the average of the operating cash flow of the previous four quarters. This dividend is payable to shareholders of record on April 6, 2018 and is expected to be distributed on or about April 20, 2018. The Company has implemented a dividend reinvestment plan (“DRIP”) whereby shareholders can elect to have dividends reinvested directly into additional Wheaton common shares at a discount of 3% of the Average Market Price, as defined in the DRIP.

Restructuring of San Dimas Precious Metal Purchase Agreement

On January 12, 2018, Primero announced that it had entered into a definitive agreement whereby First Majestic will acquire all of the issued and outstanding common shares of Primero (the “Arrangement”). In conjunction with the proposed Arrangement, the Company has agreed to terminate the existing Primero SPA and enter into a new precious metal purchase agreement with First Majestic relating to the San Dimas mine (the “San Dimas PMPA”). Under the terms of the new stream, the Company will be entitled to an amount of gold equal to 25% of gold production from San Dimas plus an additional amount of gold equal to 25% of silver production from San Dimas converted to gold at a fixed gold to silver exchange ratio of 70:11.

As consideration for terminating the existing Primero SPA, in addition to the new stream, the Company will receive 20,914,590 First Majestic common shares reflecting an aggregate value of $151 million2 (the “First Majestic Shares”). The First Majestic Shares will represent approximately 11% of First Majestic’s current issued and outstanding shares and will be subject to a six month hold period (subject to certain exceptions) with volume selling restrictions thereafter. In addition, at the time of closing of the Arrangement, Wheaton has agreed to release Goldcorp from the Goldcorp Guarantee in consideration for a payment of $10 million.

The termination of the existing Primero SPA and the effectiveness of the new San Dimas PMPA remain subject to a number of conditions, including completion of the Arrangement. Primero has indicated that closing of the Arrangement is anticipated to occur before the end of April 2018 subject to applicable regulatory approvals (including anti-trust clearance in Mexico) and the satisfaction of other customary conditions, but there can be no assurance that the Arrangement will be completed on the terms noted or at all.

[1]	If the average gold to silver price ratio decreases to less than 50:1 or increases to more than 90:1 for a period of 6 months or more, then the “70” shall be revised to “50” or “90”, as the case may be, until such time as the average gold to silver price ratio is between 50:1 to 90:1 for a period of 6 months or more in which event the “70” shall be reinstated.
[2]	Number of First Majestic Shares is based on the 20-day volume weighted average price of the First Majestic common shares ending as of January 10, 2018 and are issuable at the time of termination of the Primero SPA.

WHEATON PRECIOUS METALS 2017 ANNUAL REPORT [48]

Controls and Procedures

Disclosure Controls and Procedures

Wheaton’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, has evaluated the design and effectiveness of Wheaton’s disclosure controls and procedures, as defined in the rules of the U.S. Securities and Exchange Commission and Canadian Securities Administrators, as of December 31, 2017. Based on that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that Wheaton’s disclosure controls and procedures were effective at the reasonable assurance level as of December 31, 2017.

Internal Control Over Financial Reporting

The Company’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, are responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision of the Chief Financial Officer, the Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company’s controls include policies and procedures that:

•	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

•	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of the Company’s management and directors; and,

•	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the annual financial statements or interim financial statements.

There have been no changes in the Company’s internal control over financial reporting during the year ended December 31, 2017 that would materially affect, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

The Company’s management, including its Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company’s internal control over financial reporting using the framework and criteria established in Internal Control – Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management has concluded that the internal control over financial reporting was effective at the reasonable assurance level as of December 31, 2017.

Limitation of Controls and Procedures

The Company’s management, including its Chief Executive Officer and Chief Financial Officer, believe that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the controls. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

WHEATON PRECIOUS METALS 2017 ANNUAL REPORT [49]

Attributable Reserves and Resources

The following tables set forth the estimated Mineral Reserves and Mineral Resources (silver and/or gold only) for the mines relating to which the Company has precious metal purchase agreements, adjusted where applicable to reflect the Company’s percentage entitlement to silver and/or gold produced from such mines, as of December 31, 2017, unless otherwise noted. The tables are based on information available to the Company as of the date of this document, and therefore will not reflect updates, if any, after such date. The most current Mineral Reserves and Mineral Resources will be available on the Company’s website.

Attributable Proven and Probable Reserves (1,2,3,8,23)

As of December 31, 2017 unless otherwise noted (6)

	Proven			Probable			Proven & Probable

	Tonnage Mt	Grade g/t	Contained Moz	Tonnage Mt	Grade g/t	Contained Moz	Tonnage Mt	Grade g/t	Contained Moz	Process Recovery % (7)
Silver
Peñasquito (25%) (10)
Mill	88.2	35.4	100.2	40.6	26.4	34.5	128.8	32.5	134.7	75-80%
Heap Leach	2.1	22.6	1.5	0.3	13.9	0.1	2.4	21.5	1.7	22-28%
Antamina (33.75%) (11,12)
Copper	39.2	7.0	8.8	66.2	8.0	17.0	105.3	7.6	25.8	71%
Copper-Zinc	21.9	18.0	12.7	54.3	13.0	22.7	76.3	14.4	35.4	71%
Constancia	451.7	3.0	43.0	128.7	2.8	11.4	580.4	2.9	54.4	70%
Neves-Corvo
Copper	6.2	37.7	7.5	22.9	34.0	25.0	29.1	34.8	32.5	24%
Zinc	5.2	79.1	13.3	25.2	62.0	50.2	30.4	65.0	63.5	30%
Yauliyacu (13)	1.8	121.8	7.1	4.9	146.0	23.0	6.7	139.5	30.0	83%
Zinkgruvan
Zinc	8.1	68.0	17.7	3.8	51.0	6.2	11.9	62.6	23.9	83%
Copper	4.4	25.0	3.5	0.9	29.0	0.8	5.3	25.7	4.3	70%
San Dimas (14)	1.2	363.5	14.1	2.8	279.3	25.5	4.1	304.4	39.7	94%
777	3.1	31.5	3.1	1.4	31.0	1.4	4.5	31.4	4.5	48%
Stratoni	0.1	169.0	0.6	0.1	144.0	0.3	0.2	159.8	1.0	80%
Minto	0.5	5.9	0.1	3.4	5.1	0.6	3.9	5.2	0.7	78%
Los Filos	14.4	3.4	1.6	47.0	13.2	19.9	61.4	10.9	21.5	5%
Veladero (11)	-	-	-	4.0	23.6	3.0	4.0	23.6	3.0	8%
Lagunas Norte (11)	-	-	-	3.0	4.0	0.4	3.0	4.0	0.4	34%
Rosemont (15)	408.6	5.0	66.2	108.0	3.0	10.4	516.6	4.6	76.7	76%
Kutcho (20,21)	-	-	-	10.4	34.6	11.6	10.4	34.6	11.6	46%
Metates Royalty (22)	4.3	17.2	2.4	12.3	13.1	5.2	16.5	14.2	7.5	66%
Total Silver			303.5			269.3			572.8
Gold
Salobo (75%) (10)	483.1	0.35	5.36	412.0	0.29	3.84	895.1	0.32	9.20	68%
Sudbury (70%) (11)	-	-	-	37.7	0.47	0.57	37.7	0.47	0.57	77%
Constancia (50%)	225.9	0.05	0.37	64.4	0.07	0.14	290.2	0.05	0.51	61%
777 (50%)	1.5	2.01	0.10	0.7	2.04	0.05	2.2	2.02	0.14	59%
Minto	0.5	0.41	0.01	3.4	0.65	0.07	3.9	0.62	0.08	77%
Toroparu (10%) (19,21)	3.0	1.10	0.10	9.7	0.98	0.31	12.7	1.00	0.41	89%
Kutcho (20,21)	-	-	-	10.4	0.37	0.12	10.4	0.37	0.12	41%
Metates Royalty (22)	4.3	0.70	0.10	12.3	0.45	0.18	16.5	0.52	0.27	91%
Total Gold			6.03			5.27			11.31

WHEATON PRECIOUS METALS 2017 ANNUAL REPORT [50]

Attributable Measured & Indicated Resources (1,2,3,4,5,9,23)

As of December 31, 2017 unless otherwise noted (6)

	Measured			Indicated			Measured & Indicated
	Tonnage Mt	Grade g/t	Contained Moz	Tonnage Mt	Grade g/t	Contained Moz	Tonnage Mt	Grade g/t	Contained Moz
Silver
Peñasquito (25%) (10)
Mill	29.4	29.1	27.5	33.2	25.0	26.7	62.6	26.9	54.2
Heap Leach	2.1	29.1	2.0	4.1	24.1	3.2	6.2	25.9	5.2
Antamina (33.75%) (11,12)
Copper	18.2	7.0	4.1	111.7	9.0	32.3	129.9	8.7	36.4
Copper-Zinc	6.5	17.0	3.6	43.0	19.0	26.3	49.5	18.7	29.8
Constancia	171.7	2.3	12.9	304.3	1.9	19.0	476.0	2.1	31.9
Neves-Corvo
Copper	6.4	51.9	10.7	27.4	50.6	44.6	33.8	50.9	55.4
Zinc	9.9	57.4	18.3	67.5	52.8	114.5	77.4	53.3	132.8
Yauliyacu (13)	6.8	185.8	40.5	8.2	183.0	48.3	15.0	184.3	88.8
Zinkgruvan
Zinc	-	-	-	5.1	99.1	16.1	5.1	99.1	16.1
San Dimas (14)	0.7	426.9	9.5	1.2	224.2	8.8	1.9	297.2	18.3
777	-	-	-	0.7	26.2	0.6	0.7	26.2	0.6
Stratoni	0.4	222.2	2.7	0.01	144.8	0.04	0.4	220.3	2.7
Minto	5.2	2.9	0.5	21.3	3.5	2.4	26.5	3.4	2.9
Los Filos	44.7	4.4	6.3	274.5	9.7	85.5	319.2	9.0	91.9
Rosemont (15)	112.2	3.9	14.1	358.0	2.7	31.5	470.2	3.0	45.6
Pascua-Lama (25%) (16)	10.7	57.2	19.7	97.9	52.2	164.4	108.6	52.7	184.1
Aljustrel (17)	1.3	65.6	2.7	20.5	60.3	39.7	21.8	60.7	42.4
Keno Hill (25%)
Underground	-	-	-	0.9	500.0	14.6	0.9	500.0	14.6
Elsa Tailings	-	-	-	0.6	119.0	2.4	0.6	119.0	2.4
Loma de La Plata (12.5%)	-	-	-	3.6	169.0	19.8	3.6	169.0	19.8
Cotabambas (18,21)	-	-	-	117.1	2.7	10.3	117.1	2.7	10.3
Toroparu (50%) (19,21)	22.2	1.2	0.8	97.9	0.7	2.3	120.1	0.8	3.1
Kutcho (20,21)	-	-	-	6.3	24.0	4.9	6.3	24.0	4.9
Total Silver			176.0			718.2			894.2
Gold
Salobo (75%) (10)	24.8	0.42	0.33	128.3	0.31	1.28	153.1	0.33	1.61
Sudbury (70%) (11)	-	-	-	5.5	0.28	0.05	5.5	0.28	0.05
Constancia (50%)	85.8	0.04	0.11	152.2	0.03	0.16	238.0	0.04	0.28
777 (50%)	-	-	-	0.4	1.82	0.02	0.4	1.82	0.02
Minto	5.2	0.35	0.06	21.3	0.39	0.27	26.5	0.38	0.33
Cotabambas (25%) (18,21)	-	-	-	29.3	0.23	0.22	29.3	0.23	0.22
Toroparu (10%) (19,21)	0.9	0.87	0.03	8.5	0.85	0.23	9.4	0.85	0.26
Kutcho (20,21)	-	-	-	6.3	0.28	0.06	6.3	0.28	0.06
Total Gold			0.53			2.29			2.81

WHEATON PRECIOUS METALS 2017 ANNUAL REPORT [51]

Attributable Inferred Resources (1,2,3,4,5,9,23)

As of December 31, 2017 unless otherwise noted (6)

	Inferred
	Tonnage Mt	Grade g/t	Contained Moz
Silver
Peñasquito (25%) (10)
Mill	5.9	18.8	3.6
Heap Leach	0.04	8.9	0.010
Antamina (33.75) (11,12)
Copper	288.9	9.0	83.6
Copper-Zinc	70.1	15.0	33.8
Constancia	138.3	1.7	7.6
Neves-Corvo
Copper	10.1	35.0	11.4
Zinc	14.2	50.0	22.8
Yauliyacu (13)	4.1	285.0	37.6
Zinkgruvan
Zinc	9.4	81.0	24.6
Copper	0.2	25.0	0.2
San Dimas (14)	6.9	319.4	70.9
777	0.7	31.0	0.7
Minto	16.2	2.8	1.5
Los Filos	240.5	10.2	79.1
Rosemont (15)	68.7	1.7	3.7
Pascua-Lama (25%) (16)	3.8	17.8	2.2
Aljustrel (17)	8.7	50.4	14.0
Keno Hill (25%)
Underground	0.3	408.0	4.5
Loma de La Plata (12.5%)	0.2	76.0	0.4
Cotabambas (18,21)	605.3	2.3	45.4
Toroparu (50%) (19,21)	64.8	0.1	0.2
Kutcho (20,21)	5.8	23.2	4.3
Metates Royalty (22)	0.8	9.5	0.2
Total Silver			452.0
Gold
Salobo (75%) (10)	131.8	0.28	1.19
Sudbury (70%) (11)	4.7	0.88	0.13
Constancia (50%)	69.1	0.02	0.04
777 (50%)	0.3	1.72	0.02
Minto	16.2	0.28	0.15
Cotabambas (25%) (18,21)	151.3	0.17	0.84
Toroparu (10%) (19,21)	13.7	0.76	0.33
Kutcho (20,21)	5.8	0.24	0.04
Metates Royalty (22)	0.8	0.39	0.01
Total Gold			2.76

WHEATON PRECIOUS METALS 2017 ANNUAL REPORT [52]

Notes on Reserves & Resources:

1.	All Mineral Reserves and Mineral Resources have been estimated in accordance with the 2014 Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Standards for Mineral Resources and Mineral Reserves and National Instrument 43-101 – Standards for Disclosure for Mineral Projects (“NI 43-101”), or the 2012 Australasian Joint Ore Reserves Committee (JORC) Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves.

2.	Mineral Reserves and Mineral Resources are reported above in millions of metric tonnes (“Mt”), grams per metric tonne (“g/t”) and millions of ounces (“Moz”).

3.	Qualified persons (“QPs”), as defined by the NI 43-101, for the technical information contained in this document (including the Mineral Reserve and Mineral Resource estimates) are:

a.	Neil Burns, M.Sc., P.Geo. (Vice President, Technical Services); and

b.	Ryan Ulansky, M.A.Sc., P.Eng. (Senior Director, Engineering), both employees of the Company (the “Company’s QPs”).

4.	The Mineral Resources reported in the above tables are exclusive of Mineral Reserves. The Antamina mine, San Dimas mine, Minto mine, Neves-Corvo mine, Zinkgruvan mine, Stratoni mine and Toroparu project (gold only) report Mineral Resources inclusive of Mineral Reserves. The Company’s QPs have made the exclusive Mineral Resource estimates for these mines based on average mine recoveries and dilution.

5.	Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

6.	Other than as detailed below, Mineral Reserves and Mineral Resources are reported as of December 31, 2017 based on information available to the Company as of the date of this document, and therefore will not reflect updates, if any, after such date.

a.	Mineral Resources for Aljustrel’s Feitais and Moinho mines are reported as of November 30, 2010. Mineral Resources for the Estaçao project are reported as of December 31, 2007.

b.	Mineral Resources for the Cotabambas project are reported as of June 20, 2013.

c.	Mineral Resources for Keno Hill’s Elsa Tailings project are reported as of April 22, 2010, Bellekeno mine Indicated Mineral Resources as of September 30, 2013 and Mineral Resources for the Lucky Queen, Flame & Moth, Onek and Bermingham projects as of January 3, 2017.

d.	Mineral Resources and Mineral Reserves for the Kutcho project are reported as of June 15, 2017.

e.	Mineral Resources for the Loma de La Plata project are reported as of May 20, 2009.

f.	Mineral Resources and Mineral Reserves for the Peñasquito, Neves-Corvo and Zinkgruvan mines are reported as of June 30, 2017.

g.	Mineral Resources and Mineral Reserves for the Metates royalty are reported as of April 29, 2016.

h.	Mineral Resources and Mineral Reserves for the Constancia, 777, Minto and Stratoni mines are reported as of December 31, 2016.

i.	Mineral Resources and Mineral Reserves for the Toroparu project gold are reported as of March 31, 2013, Mineral Resources for the Toroparu project silver are reported as of September 1, 2014 and Mineral Resources for the Sona Hill project gold are reported as of February 22, 2017.

7.	Process recoveries are the average percentage of silver or gold in a saleable product (doré or concentrate) recovered from mined ore at the applicable site process plants as reported by the operators.

8.	Mineral Reserves are estimated using appropriate process and mine recovery rates, dilution, operating costs and the following commodity prices:

a.	Antamina mine - $2.84 per pound copper, $1.00 per pound zinc, $8.00 per pound molybdenum and $19.47 per ounce silver.

b.	Constancia mine – $6.04 per tonne NSR cut-off assuming $1,260 per ounce gold, $18.00 per ounce silver, $3.00 per pound copper and $11.00 per pound molybdenum.

c.	Kutcho project – 1.5% copper cut-off for the Main deposit and 1.0% copper cut-off for the Esso deposit, both assuming $2.75 per pound copper, $1.10 per pound zinc, $1,250 per ounce gold and $17.00 per ounce silver.

d.	Lagunas Norte and Veladero mines - $1,200 per ounce gold and $16.50 per ounce silver.

e.	Los Filos mine - $1,200 per ounce gold.

f.	Metates royalty – 0.34 grams per tonne gold equivalent cut-off assuming $1,200 per ounce gold and $19.20 per ounce silver.

g.	Minto mine – 0.5% copper cut-off for Open Pit and 1.2% copper cut-off for Underground assuming $300 per ounce gold, $3.90 per ounce silver and $2.50 per pound copper.

h.	Neves-Corvo mine – 1.3% copper cut-off for the copper Mineral Reserves and 5.5% zinc equivalent cut-off for the zinc Mineral Reserves, both assuming $2.75 per pound copper, $1.00 per pound lead and zinc.

i.	Peñasquito mine - $1,200 per ounce gold, $18.00 per ounce silver, $0.90 per pound lead and $1.05 per pound zinc.

j.	Rosemont project - $6.00 per ton NSR cut-off assuming $18.00 per ounce silver, $2.75 per pound copper and $11.00 per pound molybdenum.

k.	Salobo mine – 0.253% copper equivalent cut-off assuming $1,200 per ounce gold and $2.86 per pound copper.

l.	San Dimas mine – 3.22 grams per tonne gold equivalent cut-off assuming $1,200 per ounce gold and $17.00 per ounce silver.

m.	Stratoni mine – 15.54% zinc equivalent cut-off assuming $7.74 per ounce silver, $0.82 per pound lead and $0.91 per pound zinc.

n.	Sudbury mines - $1,275 per ounce gold, $8.16 per pound nickel, $2.99 per pound copper, $1,300 per ounce platinum, $900 per ounce palladium and $13.61 per pound cobalt.

o.	Toroparu project – 0.38 grams per tonne gold cut-off assuming $1,070 per ounce gold for fresh rock and 0.35 grams per tonne gold cut-off assuming $970 per ounce gold for saprolite.

p.	Yauliyacu mine - $18.50 per ounce silver, $2.87 per pound copper, $0.91 per pound lead and $1.13 per pound zinc.

q.	Zinkgruvan mine – 3.7% zinc equivalent cut-off for the zinc Mineral Reserve and 1.5% copper cut-off for the copper Mineral Reserve, both assuming $2.75 per pound copper and $1.00 per pound lead and zinc.

r.	777 mine – $1,300 per ounce gold, $18.00 per ounce silver, $2.67 per pound copper and $1.24 per pound zinc.

9.	Mineral Resources are estimated using appropriate recovery rates and the following commodity prices:

a.	Aljustrel mine – 4.5% zinc cut-off for Feitais and Moinho mines zinc Mineral Resources and 4.0% zinc cut-off for Estação zinc Mineral Resources.

b.	Antamina mine - $3.30 per pound copper, $1.30 per pound zinc, $9.50 per pound molybdenum and $20.70 per ounce silver.

c.	Constancia mine – $6.04 per tonne NSR cut-off assuming $1,260 per ounce gold, $18.00 per ounce silver, $3.00 per pound copper and $11.00 per pound molybdenum.

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d.	Cotabambas project – 0.2% copper equivalent cut-off assuming $1,350 per ounce gold, $23,00 per ounce silver, $3.20 per pound copper and $12,50 per pound molybdenum.

e.	Keno Hill mines:

i.	Bellekeno mine – Cdn$185 per tonne NSR cut-off assuming $22.50 per ounce silver, $0.85 per pound lead and $0.95 per pound zinc.

ii.	Lucky Queen, Onek, Flame and Moth and Bermingham – Cdn$185 per tonne NSR cut-off assuming $1,300 per ounce gold, $20.00 per ounce silver, $0.95 per pound lead and $1.00 per pound zinc.

iii.	Elsa Tailings project – 50 grams per tonne silver cut-off.

f.	Kutcho project – 1.0% copper cut-off assuming $2.75 per pound copper, $1.10 per pound zinc, $1,250 per ounce gold and $17.00 per ounce silver.

g.	Loma de La Plata project – 50 grams per tonne silver equivalent cut-off assuming $12.50 per ounce silver and $0.50 per pound lead.

h.	Los Filos mine - $1,400 per ounce gold.

i.	Metates royalty – 0.34 grams per tonne gold equivalent cut-off assuming $1,200 per ounce gold and $19.20 per ounce silver.

j.	Minto mine – 0.5% copper cut-off for Open Pit and 1.0% copper cut-off for Underground.

k.	Neves-Corvo mine – 1.0% copper cut-off for the copper Mineral Resource and 3.0% zinc cut-off for the zinc Mineral Resource, both assuming $2.75 per pound copper and $1.00 per pound lead and zinc.

l.	Pascua-Lama project – $1,500 per ounce gold, $18.75 per ounce silver and $3.50 per pound copper.

m.	Peñasquito mine - $1,400 per ounce gold, $20.00 per ounce silver, $1.00 per pound lead and $1.10 per pound zinc.

n.	Rosemont project – $5.70 per ton NSR cut-off assuming $18.00 per ounce silver, $2.75 per pound copper and $11.00 per pound molybdenum.

o.	Salobo mine – 0.253% copper equivalent cut-off assuming $1,200 per ounce gold and $2.86 per pound copper.

p.	San Dimas mine – 2.00 grams per tonne gold equivalent cut-off assuming $1,200 per ounce gold and $17.00 per ounce silver.

q.	Stratoni mine – 15.54% zinc equivalent cut-off assuming $7.74 per ounce silver, $0.82 per pound lead and $0.91 per pound zinc.

r.	Sudbury mines - $1,275 per ounce gold, $8.16 per pound nickel, $2.99 per pound copper, $1,300 per ounce platinum, $900 per ounce palladium and $13.61 per pound cobalt.

s.	Toroparu project – 0.30 grams per tonne gold cut-off assuming $1,350 per ounce gold for the Toroparu project and 0.31 grams per tonne gold cut-off assuming $1,400 per ounce gold for the Sona Hill project.

t.	Yauliyacu mine – $18.50 per ounce silver, $2.87 per pound copper and $0.91 per pound lead and $1.13 per pound zinc.

u.	Zinkgruvan mine – 3.7% zinc equivalent cut-off for the zinc Mineral Resource and 1.0% copper cut-off for the copper Mineral Resource, both assuming $2.75 per pound copper and $1.00 per pound lead and zinc.

v.	777 mine – $1,300 per ounce gold, $18.00 per ounce silver, $2.67 per pound copper and $1.24 per pound zinc.

10.	The scientific and technical information in this document regarding the Peñasquito mine, the Antamina mine and the Constancia mine was sourced by the Company from the following SEDAR (www.sedar.com) filed documents:

a.	Peñasquito - Goldcorp Management’s Discussion & Analysis for the third quarter 2017, filed on October 25, 2017;

b.	Antamina – Glencore’s December 31, 2017 Resources and Reserves report (http://www.glencore.com/investors/reports-results/reserves-and-resources); and

c.	Constancia – Hudbay’s Annual Information Form for the year ended December 31, 2017 filed on March 30, 2017.

The Company QP’s have approved this partner disclosed scientific and technical information in respect of the Peñasquito mine, Antamina mine and Constancia mine, as well as, the Company’s Mineral Resource and Mineral Reserve estimates for the Salobo mine.

11.	The Company’s attributable Mineral Resources and Mineral Reserves for the Lagunas Norte, Veladero, and Antamina silver interests, in addition to the Sudbury gold interests, have been constrained to the production expected for the various contracts.

12.	The Antamina Silver Purchase Agreement in respect to the Antamina mine (November 3, 2015) provides that Glencore will deliver 33.75% of the silver production until 140 million ounces are delivered and 22.5% of silver production thereafter, for a 50 year term that can be extended in increments of 10 years at the Company’s discretion. Attributable reserves and resources have been calculated on the 33.75% / 22.5% basis.

13.	The Yauliyacu silver purchase agreement provides that Glencore will deliver to the Company a per annum amount equal to the first 1.5 million ounces of payable silver produced at the Yauliyacu mine and 50% of any excess for the life of the mine.

14.	On January 12, 2018, Primero Mining Corp. (“Primero”) announced that they had entered into a definitive agreement whereby First Majestic Silver Corp. (“First Majestic”) will acquire all of the issued and outstanding common shares of Primero under a plan of arrangement transaction (the “Arrangement”). In conjunction with the proposed Arrangement, the Company has agreed to terminate the existing Primero SPA and enter into a new precious metal purchase agreement with First Majestic (the “San Dimas PMPA”) relating to the San Dimas mine. Under the terms of the new San Dimas PMPA, the Company will be entitled to an amount of gold equal to 25% of gold production from San Dimas plus an additional amount of gold equal to 25% of silver production from San Dimas converted to gold at a fixed gold to silver exchange ratio of 70:1. If the average gold to silver price ratio decreases to less than 50:1 or increases to more than 90:1 for a period of 6 months or more, then the “70” shall be revised to “50” or “90”, as the case may be, until such time as the average gold to silver price ratio is between 50:1 to 90:1 for a period of 6 months or more in which event the “70” shall be reinstated. The termination of the existing Primero SPA and the effectiveness of the new San Dimas PMPA remain subject to a number of conditions, including completion of the Arrangement. Primero has indicated that closing of the Arrangement is anticipated to occur before the end of April 2018 subject to applicable regulatory approvals (including anti-trust clearance in Mexico) and the satisfaction of other customary conditions, but there can be no assurance that the Arrangement will be completed on the terms noted or at all. Attributable reserves and resources presented here assume the Arrangement is not completed and the 100% silver stream is still in place. If the Arrangement is completed, attributable Proven and Probable Reserves would contain 9.9 million ounces of silver and 124,000 ounces of gold. Attributable Measured and Indicated Resources would contain 4.6 million ounces of silver and 70,000 ounces of gold. Attributable Inferred Resources would contain 17.7 million ounces of silver and 195,000 ounces of gold.

15.	The Rosemont mine Mineral Resources and Mineral Reserves do not include the Oxide material.

16.	On January 17, 2018, Chile’s Superintendencia del Medio Ambiente (SMA) ordered the closure of existing infrastructure on the Chilean side of the Pascua-Lama project. As a result, Barrick has reclassified Pascua-Lama’s proven and probable gold reserves as measured and indicated resources. As a result, Wheaton has also reclassified 151.7 million ounces of silver mineral reserves associated with Pascua-Lama as measured and indicated resources.

17.	The Company only has the rights to silver contained in concentrates containing less than 15% copper at the Aljustrel mine.

18.	The Company’s agreement with Panoro is an Early Deposit agreement, whereby the Company will be entitled to purchase 100% of the silver production and 25% of the gold production from the Cotabambas project until 90 million silver equivalent ounces have been delivered, at which point the stream will drop to 66.67% of silver production and 16.67% of gold production for the life of mine.

WHEATON PRECIOUS METALS 2017 ANNUAL REPORT [54]

19.	The Company’s agreement with Sandspring is an Early Deposit agreement, whereby the Company will be entitled to purchase 10% of the gold production and 50% of the silver production from the Toroparu project for the life of mine.

20.	The Company’s agreement with Kutcho Copper is an Early Deposit agreement, whereby the Company will be entitled to purchase 100% of the silver and gold production from the Kutcho project until 5.6 million ounces of silver and 51,000 ounces of gold have been delivered, after which both streams will decrease to 66.67% for the remaining life of mine.

21.	The Company has the option in the Early Deposit agreements to terminate the agreement following the delivery of a feasibility study or, if feasibility study has not been delivered, within a required time frame.

22.	Effective August 7, 2014, the Company entered into an agreement for a 1.5% net smelter returns royalty on Chesapeake Gold Corp.’s (Chesapeake) Metates property, located in Mexico. As part of the agreement, Chesapeake will have the right at any time for a period of five years to repurchase two-thirds of the royalty, with the Company retaining a 0.5% royalty interest.

23.	Silver and gold subject to the precious metal purchase agreements are produced as by-product metal at all operations with the exception of silver at the Keno Hill mines and Loma de La Plata project and gold at the Toroparu project; therefore, the economic cut-off applied to the reporting of silver and gold Mineral Resources and Mineral Reserves will be influenced by changes in the commodity prices of other metals at the time of reporting.

Statements made in this section contain forward-looking information. Please see “Cautionary Note Regarding Forward-Looking Statements” for material risks, assumptions and important disclosure associated with this information.

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Cautionary Note Regarding Forward-Looking Statements

The information contained herein contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking statements, which are all statements other than statements of historical fact, include, but are not limited to, statements with respect to:

•	the completion of the acquisition by First Majestic of Primero, including the termination of the existing Primero SPA and the satisfaction of conditions of the new San Dimas PMPA;
•	the effect of the SAT legal claim on the business, financial condition, results of operations and cash flows for 2010-2014 and 2015-2019 in respect of the San Dimas mine;
•	the impact on the operations of the San Dimas mine as a result of labour disruptions;
•	the ability of Primero to continue as a going concern;
•	the ability of Primero to determine that it is uneconomic to continue mining operations at the San Dimas mine;
•	the ability of Primero to achieve expected production levels;
•	the Primero Guarantee of the Primero Facility;
•	possible amendments to the San Dimas silver purchase agreement should the acquisition by First Majestic of Primero not be completed;
•	the proposed acquisition of the Minto mine;
•	the repayment of the Kutcho Convertible Note;
•	the ability of Barrick to advance the Pascua-Lama project as an open pit mine;
•	future payments by the Company in accordance with precious metal purchase agreements, including any acceleration of payments, estimated throughput and exploration potential;
•	projected increases to Wheaton’s production and cash flow profile;
•	the expansion and exploration potential at the Salobo and Peñasquito mines;
•	projected changes to Wheaton’s production mix;
•	anticipated increases in total throughput;
•	the estimated future production;
•	the future price of commodities;
•	the estimation of mineral reserves and mineral resources;
•	the realization of mineral reserve estimates;
•	the timing and amount of estimated future production (including 2018 and average attributable annual production over the next five years);
•	the costs of future production;
•	reserve determination;
•	estimated reserve conversion rates and produced but not yet delivered ounces;
•	any statements as to future dividends, the ability to fund outstanding commitments and the ability to continue to acquire accretive precious metal stream interests;
•	confidence in the Company’s business structure;
•	the Company’s position relating to any dispute with the CRA and the Company’s intention to defend reassessments issued by the CRA; the impact of potential taxes, penalties and interest payable to the CRA; possible audits for taxation years subsequent to 2015; estimates as to amounts that may be reassessed by the CRA in respect of taxation years subsequent to 2010; amounts that may be payable in respect of penalties and interest; the Company’s intention to file future tax returns in a manner consistent with previous filings; that the CRA will continue to accept the Company posting security for amounts sought by the CRA under notices of reassessment for the 2005-2010 taxation years or will accept posting security for any other amounts that may be sought by the CRA under other notices of reassessment; the length of time it would take to resolve any dispute with the CRA or an objection to a reassessment; and assessments of the impact and resolution of various tax matters, including outstanding audits, proceedings with the CRA and proceedings before the courts; and
•	assessments of the impact and resolution of various legal and tax matters, including but not limited to outstanding class actions.

Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “projects”, “intends”, “anticipates” or “does not anticipate”, or “believes”, “potential”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Wheaton to be materially different from those expressed or implied by such forward-looking statements, including but not limited to:

WHEATON PRECIOUS METALS 2017 ANNUAL REPORT [56]

•	the acquisition by First Majestic of Primero, including the termination of the existing Primero SPA and the satisfaction of conditions of the new San Dimas PMPA, not being completed;
•	neither Primero nor First Majestic being able to defend the validity of the 2012 APA, is unable to pay taxes in Mexico based on realized silver prices or the SAT proceedings or actions otherwise having an adverse impact on the business, financial condition or results of operation in respect of the San Dimas mine;
•	should the acquisition by First Majestic of Primero not be completed: (i) Primero not being able to profitably operate the San Dimas mine due to the impact of labour disruptions, (ii) Primero not being able to continue as a going concern, (iii) Primero determining that it is uneconomic to continue mining operations at the San Dimas mine and ceasing such mining operations, (iv) Primero not being able to achieve expected production levels, (v) Primero not being able to secure additional funding, resume San Dimas mine operations to normal operating capacity, reduce cash outflows or have a successful outcome to a strategic review process, (vi) Primero failing to make required payments or otherwise defaulting under its credit facility and the Company having to meet its guarantee obligations under the Primero Guarantee, and (vii) amendments to the Primero SPA having a material adverse effect on the Company’s business, financial condition, results of operation or cash flows;
•	Kutcho not being able to make payments under the Kutcho Convertible Note;
•	the acquisition of the Minto mine not being completed as proposed or at all;
•	Barrick not being able to advance the Pascua-Lama project as an open pit mine;
•	risks related to the satisfaction of each party’s obligations in accordance with the terms of Wheaton’s precious metal purchase agreements, including any acceleration of payments, estimated throughput and exploration potential;
•	fluctuations in the price of commodities;
•	risks related to the Mining Operations including risks related to fluctuations in the price of the primary commodities mined at such operations, actual results of mining and exploration activities, environmental, economic and political risks of the jurisdictions in which the Mining Operations are located, and changes in project parameters as plans continue to be refined;
•	absence of control over the Mining Operations and having to rely on the accuracy of the public disclosure and other information Wheaton receives from the owners and operators of the Mining Operations as the basis for its analyses, forecasts and assessments relating to its own business;
•	differences in the interpretation or application of tax laws and regulations or accounting policies and rules;
•	Wheaton’s interpretation of, or compliance with, tax laws and regulations or accounting policies and rules, being found to be incorrect or the tax impact to the Company’s business operations being materially different than currently contemplated;
•	any challenge by the CRA of the Company’s tax filings being successful and the potential negative impact to the Company’s previous and future tax filings;
•	the Company’s business or ability to enter into precious metal purchase agreements being materially impacted as a result of any CRA reassessment;
•	any reassessment of the Company’s tax filings and the continuation or timing of any such process is outside the Company’s control;
•	any requirement to pay reassessed tax, and the amount of any tax, interest and penalties that may be payable changing due to currency fluctuations;
•	the Company not being assessed taxes on its foreign subsidiary’s income on the same basis that the Company pays taxes on its Canadian income, if taxable in Canada;
•	interest and penalties associated with a CRA reassessment having an adverse impact on the Company’s financial position;
•	litigation risk associated with a challenge to the Company’s tax filings;
•	credit and liquidity risks;
•	indebtedness and guarantees risks;
•	mine operator concentration risks;
•	hedging risk;
•	competition in the mining industry;
•	risks related to Wheaton’s acquisition strategy;
•	risks related to the market price of the common shares of Wheaton;
•	equity price risks related to Wheaton’s holding of long-term investments in other exploration and mining companies;
•	risks related to interest rates;
•	risks related to the declaration, timing and payment of dividends;
•	the ability of Wheaton and the Mining Operations to retain key management employees or procure the services of skilled and experienced personnel;
•	litigation risk associated with outstanding legal matters;
•	risks related to claims and legal proceedings against Wheaton or the Mining Operations;
•	risks relating to unknown defects and impairments;

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•	risks relating to security over underlying assets;
•	risks related to ensuring the security and safety of information systems, including cyber security risks;
•	risks related to the adequacy of internal control over financial reporting;
•	risks related to governmental regulations;
•	risks related to international operations of Wheaton and the Mining Operations;
•	risks relating to exploration, development and operations at the Mining Operations;
•	risks related to the ability of the companies with which Wheaton has precious metal purchase agreements to perform their obligations under those precious metal purchase agreements in the event of a material adverse effect on the results of operations, financial condition, cash flows or business of such companies;
•	risks related to environmental regulations and climate change;
•	the ability of Wheaton and the Mining Operations to obtain and maintain necessary licenses, permits, approvals and rulings;
•	the ability of Wheaton and the Mining Operations to comply with applicable laws, regulations and permitting requirements;
•	lack of suitable infrastructure and employees to support the Mining Operations;
•	uncertainty in the accuracy of mineral reserve and mineral resource estimates;
•	inability to replace and expand mineral reserves;
•	risks relating to production estimates from Mining Operations, including anticipated timing of the commencement of production by certain Mining Operations;
•	uncertainties related to title and indigenous rights with respect to the mineral properties of the Mining Operations;
•	fluctuations in the commodity prices other than silver or gold;
•	the ability of Wheaton and the Mining Operations to obtain adequate financing;
•	the ability of the Mining Operations to complete permitting, construction, development and expansion;
•	challenges related to global financial conditions;
•	risks relating to future sales or the issuance of equity securities; and
•	other risks discussed in the section entitled “Description of the Business – Risk Factors” in Wheaton’s Annual Information Form available on SEDAR at www.sedar.com, and in Wheaton’s Form 40-F for the year ended December 31, 2017 and Form 6-K filed March 21, 2018 both on file with the U.S. Securities and Exchange Commission in Washington, D.C. (the “Disclosure”).

Forward-looking statements are based on assumptions management currently believes to be reasonable, including but not limited to:

•	that First Majestic will complete the acquisition of Primero, including the termination of the existing Primero SPA and the satisfaction of conditions of the new San Dimas PMPA;
•	should the acquisition by First Majestic of Primero not be completed: (i) that the impact on Primero of labour disruptions at the San Dimas mine will not be significant, (ii) that Primero will be able to continue as a going concern, (iii) that Primero will not determine that it is uneconomic to continue mining operations at the San Dimas mine, (iv) that Primero will be able to achieve expected production levels, (v) that Primero will make all required payments and not be in default under the Primero Facility, (vi) that any amendments to the Primero SPA will not have a material adverse effect on the Company’s business, financial condition, results of operation or cash flows;
•	that Kutcho will make all required payments and not be in default under the Kutcho Convertible Note;
•	that the acquisition of the Minto mine will be completed as proposed;
•	that Barrick will be able to advance the Pascua-Lama project as an open pit mine or that Wheaton will be able to terminate the Pascua-Lama precious metal purchase agreement in accordance with its terms;
•	that each party will satisfy their obligations in accordance with the precious metal purchase agreements;
•	that there will be no material adverse change in the market price of commodities;
•	that the Mining Operations will continue to operate and the mining projects will be completed in accordance with public statements and achieve their stated production estimates;
•	that Wheaton will continue to be able to fund or obtain funding for outstanding commitments;
•	that Wheaton will be able to source and obtain accretive precious metal stream interests;
•	expectations regarding the resolution of legal and tax matters, including the ongoing class action litigation and CRA audit involving the Company;
•	that Wheaton will be successful in challenging any reassessment by the CRA;
•	that Wheaton has properly considered the application of Canadian tax law to its structure and operations;
•	that Wheaton will continue to be permitted to post security for amounts sought by the CRA under notices of reassessment;
•	that Wheaton has filed its tax returns and paid applicable taxes in compliance with Canadian tax law;
•	that Wheaton will not change its business as a result of any CRA reassessment;

WHEATON PRECIOUS METALS 2017 ANNUAL REPORT [58]

•	that Wheaton’s ability to enter into new precious metal purchase agreements will not be impacted by any CRA reassessment;
•	expectations and assumptions concerning prevailing tax laws and the potential amount that could be reassessed as additional tax, penalties and interest by the CRA;
•	that any foreign subsidiary income, if taxable in Canada, would be subject to the same or similar tax calculations as Wheaton’s Canadian income, including the Company’s position, in respect of precious metal purchase agreements with upfront payments paid in the form of a deposit, that the estimates of income subject to tax is based on the cost of precious metal acquired under such precious metal purchase agreements being equal to the market value of such precious metal while the deposit is outstanding, and the cash cost thereafter;
•	the estimate of the recoverable amount for any precious metal purchase agreement with an indicator of impairment; and
•	such other assumptions and factors as set out in the Disclosure.

Although Wheaton has attempted to identify important factors that could cause actual results, level of activity, performance or achievements to differ materially from those contained in forward-looking statements, there may be other factors that cause results, level of activity, performance or achievements not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate and even if events or results described in the forward-looking statements are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, Wheaton. Accordingly, readers should not place undue reliance on forward-looking statements and are cautioned that actual outcomes may vary. The forward-looking statements included herein are for the purpose of providing investors with information to assist them in understanding Wheaton’s expected financial and operational performance and may not be appropriate for other purposes. Any forward looking statement speaks only as of the date on which it is made. Wheaton does not undertake to update any forward-looking statements that are included or incorporated by reference herein, except in accordance with applicable securities laws.

WHEATON PRECIOUS METALS 2017 ANNUAL REPORT [59]

Cautionary Language Regarding Reserves And Resources

For further information on Mineral Reserves and Mineral Resources and on Wheaton more generally, readers should refer to Wheaton’s Annual Information Form for the year ended December 31, 2017 and other continuous disclosure documents filed by Wheaton since January 1, 2018, available on SEDAR at www.sedar.com. Wheaton’s Mineral Reserves and Mineral Resources are subject to the qualifications and notes set forth therein. Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources: The information contained herein has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) – CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the “CIM Standards”). These definitions differ from the definitions in Industry Guide 7 (“SEC Industry Guide 7”) under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”). Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Also, under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority. In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures. Accordingly, information contained herein that describes Wheaton’s mineral deposits may not be comparable to similar information made public by U.S. companies subject to reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder. United States investors are urged to consider closely the disclosure in Wheaton’s Form 40-F, a copy of which may be obtained from Wheaton or from http://www.sec.gov/edgar.shtml.

WHEATON PRECIOUS METALS 2017 ANNUAL REPORT [60]

Management’s Responsibility for Financial Reporting

The accompanying consolidated financial statements of Wheaton Precious Metals Corp. (“Wheaton”) were prepared by management, which is responsible for the integrity and fairness of the information presented, including the many amounts that must of necessity be based on estimates and judgments. These consolidated financial statements were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. Financial information appearing throughout our Management’s Discussion and Analysis (“MD&A”) is consistent with these consolidated financial statements.

In discharging our responsibility for the integrity and fairness of the consolidated financial statements and for the accounting systems from which they are derived, we maintain and rely on a comprehensive system of internal controls designed to ensure that transactions are authorized, assets are safeguarded and proper records are maintained. These controls include business planning; delegation of authority; careful selection and hiring of staff; accountability for performance within appropriate and well-defined areas of responsibility; and the communication of policies and guidelines of business conduct throughout the company.

The Board of Directors oversees management’s responsibilities for financial reporting through the Audit Committee, which is composed entirely of directors who are neither officers nor employees of Wheaton. The Audit Committee reviews Wheaton’s interim and annual consolidated financial statements and MD&A and recommends them for approval by the Board of Directors. Other key responsibilities of the Audit Committee include monitoring Wheaton’s system of internal controls, monitoring its compliance with legal and regulatory requirements, selecting the external auditors and reviewing the qualifications, independence and performance of the external auditors.

Deloitte LLP, Independent Registered Public Accounting Firm, appointed by the shareholders of Wheaton upon the recommendation of the Audit Committee and Board, have performed an independent audit of the consolidated financial statements and their report follows. The auditors have full and unrestricted access to the Audit Committee to discuss their audit and related findings.

/s/ Randy Smallwood	/s/ Gary Brown

Randy Smallwood	Gary Brown

President & Chief Executive Officer	Senior Vice President & Chief Financial Officer

March 21, 2018

WHEATON PRECIOUS METALS 2017 ANNUAL REPORT [61]

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Wheaton Precious Metals Corp.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated financial statements of Wheaton Precious Metals Corp. and subsidiaries (the “Company”), which comprise the consolidated balance sheets as at December 31, 2017 and December 31, 2016, the consolidated statements of earnings, consolidated statements of comprehensive income, consolidated statements of cash flows and consolidated statements of shareholders’ equity for the years then ended, and the related notes, including a summary of significant accounting policies and other explanatory information (collectively referred to as the “financial statements”).

In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2017 and December 31, 2016, and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Report on Internal Control over Financial Reporting

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 21, 2018 expressed an unqualified opinion on the Company’s internal control over financial reporting.

Basis for Opinion

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement, whether due to fraud or error. Those standards also require that we comply with ethical requirements. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. Further, we are required to be independent of the Company in accordance with the ethical requirements that are relevant to our audit of the financial statements in Canada and to fulfill our other ethical responsibilities in accordance with these requirements.

An audit includes performing procedures to assess the risks of material misstatement of the financial statements, whether due to fraud or error, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies and principles used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a reasonable basis for our audit opinion.

/s/ Deloitte LLP

Chartered Professional Accountants

Vancouver, Canada

March 21, 2018

We have served as the Company’s auditor since 2004.

WHEATON PRECIOUS METALS 2017 ANNUAL REPORT [62]

Management’s Report on Internal Control Over Financial Reporting

Management of Wheaton Precious Metals Corp. (“Wheaton”) is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of the Chief Executive Officer and the Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. It includes those policies and procedures that:

i.	pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, the transactions related to Wheaton’s assets;

ii.	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and Wheaton receipts and expenditures are made only in accordance with authorizations of management and Wheaton’s directors; and

iii.	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of Wheaton’s assets that could have a material effect on Wheaton’s financial statements.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of Wheaton’s internal control over financial reporting as of December 31, 2017, based on the criteria set forth in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has concluded that, as of December 31, 2017, Wheaton’s internal control over financial reporting was effective.

The effectiveness of Wheaton’s internal control over financial reporting, as of December 31, 2017, has been audited by Deloitte LLP, Independent Registered Public Accounting Firm, who also audited the Company’s consolidated financial statements as of and for the year ended December 31, 2017, as stated in their report.

/s/ Randy Smallwood	/s/ Gary Brown

Randy Smallwood	Gary Brown

President & Chief Executive Officer	Senior Vice President & Chief Financial Officer

March 21, 2018

WHEATON PRECIOUS METALS 2017 ANNUAL REPORT [63]

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Wheaton Precious Metals Corp.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Wheaton Precious Metals Corp. and subsidiaries (the “Company”) as of December 31, 2017, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB) and Canadian generally accepted auditing standards, the consolidated financial statements as at and for the year ended December 31, 2017, of the Company and our report dated March 21, 2018, expressed an unmodified/unqualified opinion on those financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Deloitte LLP

Chartered Professional Accountants

Vancouver, Canada

March 21, 2018

WHEATON PRECIOUS METALS 2017 ANNUAL REPORT [64]

Consolidated Statements of Earnings

		Years Ended December 31
(US dollars and shares in thousands, except per share amounts)	Note	2017	2016

Sales	6	$843,215	$891,557

Cost of sales
Cost of sales, excluding depletion		$243,801	$254,434
Depletion	11	262,380	308,702

Total cost of sales		$506,181	$563,136

Gross margin		$337,034	$328,421

Expenses
General and administrative [1]	7	$34,673	$34,439
Impairment charges	12	228,680	71,000
Interest expense	18.1	24,993	24,193
Other income	8	(13,819)	(197)
Other expense	9	5,420	4,700
Foreign exchange loss		270	479
		$280,217	$134,614
Earnings before income taxes		$56,817	$193,807
Income tax recovery	24	886	1,330

Net earnings		$57,703	$195,137

Basic earnings per share		$0.13	$0.45
Diluted earnings per share		$0.13	$0.45

Weighted average number of shares outstanding
Basic	22	441,961	430,461
Diluted	22	442,442	430,845
1) Equity settled stock based compensation (a non-cash item) included in general and administrative expenses		$5,051	$5,060

The accompanying notes form an integral part of these consolidated financial statements.

WHEATON PRECIOUS METALS 2017 ANNUAL REPORT [65]

Consolidated Statements of Comprehensive Income

		Years Ended December 31
(US dollars in thousands)	Note	2017	2016

Net earnings		$57,703	$195,137
Other comprehensive income
Items that will not be reclassified to net earnings
Gain on long-term investments - common shares held	17	$18,552	$44,845
Deferred income tax expense	24	(1,091)	(846)

Total other comprehensive income		$17,461	$43,999

Total comprehensive income		$75,164	$239,136

The accompanying notes form an integral part of these consolidated financial statements.

WHEATON PRECIOUS METALS 2017 ANNUAL REPORT [66]

Consolidated Balance Sheets

	Note	As at December 31	As at December 31
(US dollars in thousands)		2017	2016

Assets
Current assets
Cash and cash equivalents		$98,521	$124,295
Accounts receivable	10	3,194	2,316
Other		1,700	1,481

Total current assets		$103,415	$128,092
Non-current assets
Silver and gold interests	11	$5,423,277	$5,919,272
Early deposit - silver and gold interests	13	21,722	20,064
Royalty interest	14	9,107	9,107
Long-term investments	17	95,732	64,621
Investment in associates	15	2,994	-
Convertible note receivable	16	15,777	-
Other		11,289	12,163

Total non-current assets		$5,579,898	$6,025,227

Total assets		$5,683,313	$6,153,319

Liabilities
Current liabilities
Accounts payable and accrued liabilities		$12,118	$18,062
Current portion of performance share units	21.1	-	228
Other		25	767

Total current liabilities		$12,143	$19,057
Non-current liabilities
Bank debt	18.1	$770,000	$1,193,000
Deferred income taxes	24	76	262
Performance share units	21.1	1,430	1,012

Total non-current liabilities		$771,506	$1,194,274

Total liabilities		$783,649	$1,213,331
Shareholders’ equity
Issued capital	19	$3,472,029	$3,445,914
Reserves	20	77,007	55,301
Retained earnings		1,350,628	1,438,773

Total shareholders’ equity		$4,899,664	$4,939,988

Total liabilities and shareholders’ equity		$5,683,313	$6,153,319
Commitments and contingencies	18, 27

/s/ Randy Smallwood	/s/ John Brough
Randy Smallwood	John Brough
Director	Director

The accompanying notes form an integral part of these consolidated financial statements.

WHEATON PRECIOUS METALS 2017 ANNUAL REPORT [67]

Consolidated Statements of Cash Flows

		Years Ended December 31
(US dollars in thousands)	Note	2017	2016
Operating activities
Net earnings		$57,703	$195,137
Adjustments for
Depreciation and depletion		263,352	309,654
Amortization of credit facility origination fees:
Interest expense		699	825
Amortization of credit facility origination fees - undrawn facilities	9	761	636
Impairment charges	12	228,680	71,000
Interest expense		24,294	23,368
Equity settled stock based compensation		5,051	5,060
Performance share units	21.1	140	(3,535)
Deferred income tax (recovery) expense	24	(1,212)	(1,302)
Loss on fair value adjustment of share purchase warrants held	17	6	-
Receipt of shares in exchange for contractual modifications	17	(7,500)	-
Fair value adjustment on convertible note receivable	16	(215)	-
Investment income recognized in net earnings		(467)	(184)
Other		(975)	(226)
Change in non-cash working capital	23	(6,599)	7,039
Cash generated from operations before interest paid and received		$563,718	$607,472
Interest paid - expensed		(25,243)	(23,317)
Interest received		333	146
Cash generated from operating activities		$538,808	$584,301
Financing activities
Bank debt repaid	18.1	$(423,000)	$(1,053,000)
Bank debt drawn	18.1	-	780,000
Credit facility origination fees	18.1	(1,311)	(1,300)
Shares issued	19.1	-	632,547
Share issue costs	19.1	-	(25,996)
Repurchase of share capital	19.1	-	(33,126)
Share purchase options exercised	20.2	1,181	21,931
Dividends paid	19.2	(121,934)	(78,708)
Cash (used for) generated from financing activities		$(545,064)	$242,348
Investing activities
Silver and gold interests	11	$-	$(800,432)
Interest paid - capitalized to silver interests		-	(615)
Early deposit - silver and gold interests	13	(1,721)	(4,087)
Proceeds on disposal of silver interest	8	1,022	-
Acquisition of long-term investments	17	(129)	-
Acquisition of convertible note receivable	16	(15,562)	-
Investment in associate	15	(2,994)	-
Dividend income received		60	37
Other		(249)	(338)
Cash used for investing activities		$(19,573)	$(805,435)
Effect of exchange rate changes on cash and cash equivalents		$55	$(216)
(Decrease) increase in cash and cash equivalents		$(25,774)	$20,998
Cash and cash equivalents, beginning of year		124,295	103,297
Cash and cash equivalents, end of year		$98,521	$124,295

The accompanying notes form an integral part of these consolidated financial statements.

WHEATON PRECIOUS METALS 2017 ANNUAL REPORT [68]

Consolidated Statements of Shareholders’ Equity

			Reserves

(US dollars in thousands)	Number of Shares (000’s)	Issued Capital	Share Purchase Warrants Reserve	Share Purchase Options Reserve	Restricted Share Units Reserve	LTI [1] Revaluation Reserve (Net of Tax)	Total Reserves	Retained Earnings	Total

At January 1, 2016	404,039	$2,815,569	$53,717	$28,286	$3,313	$(108,513)	$(23,197)	$1,358,363	$4,150,735

Total comprehensive income

Net earnings		$-	$-	$-	$-	$-	$-	$195,137	$195,137

OCI [1]		-	-	-	-	43,999	43,999	-	43,999

Total comprehensive income		$-	$-	$-	$-	$43,999	$43,999	$195,137	$239,136

Shares issued	38,105	$632,547	$-	$-	$-	$-	$-	$-	$632,547

Share issue costs		(26,405)	-	-	-	-	-	-	(26,405)

DIT [1] recovery (expense)		(542)	-	-	-	-	-	-	(542)

Shares cancelled (Note 19.1)	(2,295)	(16,017)	-	-	-	-	-	(17,109)	(33,126)

SBC [1] expense		-	-	4,326	734	-	5,060	-	5,060

Options [1] exercised	963	28,480	-	(6,549)	-	-	(6,549)	-	21,931

RSUs [1] released	19	378	-	-	(378)	-	(378)	-	-

Warrants [1] modification (Note 20.1)		-	29,360	-	-	-	29,360	-	29,360

Dividends (Note 19.2)	625	11,904	-	-	-	-	-	(90,612)	(78,708)

Realized loss on disposal of LTIs [1] (Note 17)		-	-	-	-	7,006	7,006	(7,006)	-

At December 31, 2016	441,456	$3,445,914	$83,077	$26,063	$3,669	$(57,508)	$55,301	$1,438,773	$4,939,988

Total comprehensive income

Net earnings		$-	$-	$-	$-	$-	$-	$57,703	$57,703

OCI [1]		-	-	-	-	17,461	17,461	-	17,461

Total comprehensive income		$-	$-	$-	$-	$17,461	$17,461	$57,703	$75,164

DIT [1] recovery (expense)		$65	$-	$-	$-	$-	$-	$-	$65

SBC [1] expense		-	-	3,037	2,014	-	5,051	-	5,051

Options [1] exercised	71	1,631	-	(301)	-	-	(301)	-	1,330

RSUs [1] released	22	505	-	-	(505)	-	(505)	-	-

Dividends (Note 19.2)	1,175	23,914	-	-	-	-	-	(145,848)	(121,934)

At December 31, 2017	442,724	$3,472,029	$83,077	$28,799	$5,178	$(40,047)	$77,007	$1,350,628	$4,899,664
1)	Definitions as follows: “OCI” = Other Comprehensive Income (Loss); “SBC” = Equity Settled Stock Based Compensation; “Options” = Share Purchase Options; “RSUs” = Restricted Share Units; “DIT” = Deferred Income Taxes; “LTI’s” = Long-Term Investments; “Warrants” = Share Purchase Warrants.

The accompanying notes form an integral part of these consolidated financial statements.

WHEATON PRECIOUS METALS 2017 ANNUAL REPORT [69]

Notes to the Condensed Interim Consolidated Financial Statements

Years Ended December 31, 2017 and 2016 (US Dollars)

1.	Description of Business and Nature of Operations

Wheaton Precious Metals Corp. (formerly Silver Wheaton Corp.) is a mining company which generates its revenue primarily from the sale of silver and gold. Wheaton Precious Metals Corp. (“Wheaton Precious Metals” or “Wheaton” or the “Company”), which is the ultimate parent company of its consolidated group, is incorporated and domiciled in Canada, and its principal place of business is at Suite 3500 - 1021 West Hastings Street, Vancouver, British Columbia, V6E 0C3. The Company trades on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”) under the symbol WPM.

The Company has entered into 18 long-term purchase agreements and three early deposit long-term purchase agreements for silver and/or gold (“precious metal purchase agreements”) relating to 20 mining assets which are currently operating and 9 which are at various stages of development, whereby Wheaton acquires silver and gold production from the counterparties for an initial upfront payment plus an additional cash payment for each ounce delivered which is fixed by contract, generally at or below the prevailing market price.

The consolidated financial statements of the Company for the year ended December 31, 2017 were authorized for issue as of March 21, 2018 in accordance with a resolution of the Board of Directors.

2.	Basis of Presentation

2.1.     Basis of Presentation

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) on a historical cost basis, except for financial assets which are not held for the purpose of collecting contractual cash flows on specified dates, derivative assets and derivative liabilities which have been measured at fair value as at the relevant balance sheet date. The consolidated financial statements are presented in United States (“US”) dollars, which is the Company’s functional currency, and all values are rounded to the nearest thousand US dollars (US$ 000’s) unless otherwise noted. References to “Cdn$” refer to Canadian dollars.

2.2.     Statement of Compliance

These consolidated financial statements have been prepared in accordance with IFRS as issued by the IASB.

The preparation of financial statements in accordance with IFRS requires the use of certain accounting estimates. It also requires management to exercise judgment in applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in Note 4.

2.3.     Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its 100% owned subsidiaries Wheaton Precious Metals International Ltd., Silver Wheaton Luxembourg S.a.r.l. and Wheaton Precious Metals (Cayman) Co.

Subsidiaries are fully consolidated from the date on which the Company obtains a controlling interest. Control is defined as an investor’s power over an investee with exposure, or rights, to variable returns from the investee and the ability to affect the investor’s returns through its power over the investee. Subsidiaries are included in the consolidated financial results of the Company from the effective date of acquisition up to the effective date of disposition or loss of control.

The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies. Balances, transactions, income and expenses between the Company and its subsidiaries are eliminated on consolidation.

3.	Significant Accounting Policies

3.1.	Cash and Cash Equivalents

Cash and cash equivalents include cash and highly liquid money market investments including short-term deposits, treasury bills, commercial paper, bankers’ depository notes and bankers’ acceptances with terms to maturity of less than three months.

WHEATON PRECIOUS METALS 2017 ANNUAL REPORT [70]

Notes to the Condensed Interim Consolidated Financial Statements

Years Ended December 31, 2017 and 2016 (US Dollars)

3.2.     Revenue Recognition

Revenue from the sale of silver and gold is recognized when persuasive evidence of an arrangement exists, title and risk passes to the buyer, collection is reasonably assured and the price is reasonably determinable.

Under certain precious metal purchase agreements, silver and/or gold is acquired from the mine operator in the form of silver or gold credits, which is then sold through a network of third party brokers or dealers. Revenue from silver and gold credit sales is recognized at the time of the sale of such credits, which is also the date that title to the silver or gold passes to the third party dealer or broker. The Company will occasionally enter into forward contracts in relation to silver or gold deliveries that it is highly confident will occur within a given quarter. No forward contracts were outstanding at December 31, 2017 or December 31, 2016. The sales price is fixed at the delivery date based on either the terms of these short-term forward sales contracts or the spot price of silver or gold.

Under certain precious metal purchase agreements, silver and/or gold is acquired from the mine operator in concentrate form, which is then sold under the terms of the concentrate sales contracts to third-party smelters or traders. Where the Company acquires silver or gold in concentrate form, final silver or gold prices are set on a specified future quotational period (the “Quotational Period”) pursuant to the concentrate sales contracts with third-party smelters, typically one to three months after the shipment date, based on market prices for silver or gold. Revenues and the associated cost of sales are recorded on a gross basis under these contracts at the time title passes to the buyer based on the forward price for the expected settlement period. The contracts, in general, provide for a provisional payment based upon provisional assays and quoted silver and gold prices. Final settlement is based upon the average applicable price for the Quotational Period applied to the actual number of silver or gold ounces recovered calculated using confirmed smelter weights and settlement assays. Final settlement generally occurs from three to six months after shipment. The Company’s provisionally priced sales contain an embedded derivative that is required to be separated from the host contract for accounting purposes. The host contract is the receivable from the sale of concentrates measured at the forward price at the time of sale. The embedded derivative does not qualify for hedge accounting. The embedded derivative is recorded on the balance sheet as a derivative asset in Accounts Receivable or as a derivative liability in Accounts Payable and Accrued Liabilities and is adjusted to fair value through revenue each period until the date of final settlement.

3.3.     Financial Instruments

In November 2009, the IASB introduced IFRS 9, Financial Instruments (“IFRS 9”), which is part of a project to replace IAS 39, Financial Instruments: Recognition and Measurement. Adoption of IFRS 9 is required by January 1, 2018, with early adoption permitted. The Company has elected to adopt IFRS 9 (2009) and the related consequential amendments effective January 1, 2010.

Financial assets and financial liabilities are recognized when the Company becomes a party to the contractual provisions of the instrument.

Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through net earnings) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through net earnings are recognized immediately in net earnings.

3.4.     Financial Assets

Financial assets are subsequently measured at either amortized cost or fair value, depending on the classification of the financial assets.

Financial Assets at Fair Value Through Other Comprehensive Income (“FVTOCI”)

The Company’s long-term investments in common shares held are for long-term strategic purposes and not for trading. Upon the adoption of IFRS 9 (2009), the Company made an irrevocable election to designate these long-term investments in common shares held as FVTOCI as it believes that this provides a more meaningful presentation for long-term strategic investments, rather than reflecting changes in fair value in net earnings.

Long-term investments in common shares held are initially measured at fair value. Subsequently, they are measured at fair value with gains and losses arising from changes in fair value recognized as a component of other comprehensive income (“OCI”) and accumulated in the long-term investment revaluation reserve. The cumulative gain or loss will not be reclassified to net earnings on disposal of these long-term investments but is reclassified to retained earnings.

WHEATON PRECIOUS METALS 2017 ANNUAL REPORT [71]

Notes to the Condensed Interim Consolidated Financial Statements

Years Ended December 31, 2017 and 2016 (US Dollars)

Dividends on these long-term investments in common shares held are recognized as a component of net earnings in the period they are received under the classification Other Income.

Financial Assets at Fair Value Through Net Earnings (“FVTNE”)

Cash and cash equivalents are stated at FVTNE.

Warrants held by the Company for long-term investment purposes are classified as FVTNE. These warrants are measured at fair value at the end of each reporting period, with any gains or losses arising on remeasurement recognized as a component of net earnings under the classification Other Income.

The Kutcho Convertible Note receivable (Note 16), which contains an embedded derivative, is classified as FVTNE and is measured at fair value at the end of each reporting period by discounting the stream of future interest and principal payments at the rate of interest prevailing at the balance sheet date for instruments of similar term and risk (the market interest rate), and adding this value to the value of the convertibility feature which is estimated using a Black-Scholes model based on assumptions including risk free interest rate, expected dividend yield, expected volatility and expected remaining life of the Kutcho Convertible Note receivable. The resulting gains or losses (if any) arising on remeasurement is recognized as a component of net earnings under the classification Other Income. Interest income on the Kutcho Convertible Note receivable is recognized when it is probable that the economic benefits will flow to the Company and the amount of income can be measured reliably. Interest income is accrued quarterly by reference to the amount outstanding and the relevant coupon rate and is also reflected as a component of net earnings under the classification Other Income.

As discussed in Note 3.2, the Company’s provisionally priced sales contain an embedded derivative that is reflected at fair value at the end of each reporting period. Fair value gains and losses related to the embedded derivative are included in revenue in the period they occur.

Financial Assets at Amortized Cost

Other receivables are non-interest bearing and are stated at amortized cost, which approximate fair values due to the short terms to maturity. Where necessary, other receivables are reported net of allowances for uncollectable amounts.

Foreign Exchange Gains and Losses

The fair value of financial assets denominated in a foreign currency is determined in that foreign currency and translated at the spot rate at the end of each reporting period. The foreign exchange component forms part of its fair value gain or loss. Therefore,

•	For financial assets that are classified as FVTNE, the foreign exchange component is recognized as a component of net earnings;

•	For financial assets that are classified as FVTOCI, the foreign exchange component is recognized as a component of OCI; and

•	For financial assets that are denominated in a foreign currency and are measured at amortized cost at the end of each reporting period, the foreign exchange gains and losses are determined based on the amortized cost of the instruments and are recognized as a component of net earnings.

Derecognition of Financial Assets

The Company derecognizes a financial asset only when the contractual rights to cash flows from the asset expire, or when it transfers the financial asset and substantially all the risks and rewards of ownership of the asset to another entity. If the Company neither transfers nor retains substantially all the risks and rewards of ownership and continues to control the transferred asset, the Company recognizes its retained interest in the asset and an associated liability for amounts it may have to pay. If the Company retains substantially all the risks and rewards of ownership of a transferred financial asset, the Company continues to recognize the financial asset and also recognizes a collateralized borrowing for the proceeds received.

On derecognition of a financial asset that is classified as FVTOCI, the cumulative gain or loss (net of tax) previously accumulated in the long-term investment revaluation reserve is not reclassified to net earnings, but is reclassified to retained earnings.

WHEATON PRECIOUS METALS 2017 ANNUAL REPORT [72]

Notes to the Condensed Interim Consolidated Financial Statements

Years Ended December 31, 2017 and 2016 (US Dollars)

3.5.     Financial Liabilities and Equity Instruments

Debt and equity instruments issued by the Company are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangements and the definition of a financial liability and equity instrument. All financial liabilities are subsequently measured at amortized cost using the effective interest method or at FVTNE, depending on the classification of the instrument.

Equity Instruments

An equity instrument is a contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities. Equity instruments issued by the Company are recognized at the proceeds received less direct issue costs (net of any current or deferred income tax recovery attributable to such costs).

Share Purchase Warrants Issued

Share purchase warrants issued with an exercise price denominated in the Company’s functional currency (US dollars) are considered equity instruments with the consideration received reflected within shareholders’ equity under the classification of share purchase warrants reserve. Upon exercise, the original consideration is reallocated from share purchase warrants reserve to issued share capital along with the associated exercise price.

Bank Debt

Bank debt is initially measured at fair value, net of transaction costs, and is subsequently measured at amortized cost using the effective interest method. The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments through the expected life of the financial liability, or (where appropriate) a shorter period, to the net carrying amount on initial recognition.

Other Financial Liabilities

Accounts payable and accrued liabilities are stated at amortized cost, which approximate fair values due to the short terms to maturity.

Foreign Exchange Gains and Losses

The fair value of financial liabilities denominated in a foreign currency is determined in that foreign currency and translated at the spot rate at the end of each reporting period. Therefore,

•	For financial liabilities that are denominated in a foreign currency and are measured at amortized cost at the end of each reporting period, the foreign exchange gains and losses are determined based on the amortized cost of the instruments and are recognized as a component of net earnings; and

•	For financial liabilities that are classified as FVTNE, the foreign exchange component forms part of the fair value gains or losses and is recognized as a component of net earnings.

Derecognition of Financial Liabilities

The Company derecognizes financial liabilities when the Company’s obligations are discharged, cancelled or they expire. The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable, including any non-cash assets transferred or liabilities assumed, is recognized as a component of net earnings.

3.6.     Silver and Gold Interests

Agreements for which settlement is called for in silver and/or gold, the amount of which is based on production at the mines, are stated at cost less accumulated depletion and accumulated impairment charges, if any.

The cost of the asset is comprised of its purchase price, any closing costs directly attributable to acquiring the asset, and, for qualifying assets, borrowing costs. The purchase price is the aggregate cash amount paid and the fair value of any other non-cash consideration given to acquire the asset.

Depletion

The cost of these silver and gold interests is separately allocated to reserves, resources and exploration potential. The value allocated to reserves is classified as depletable and is depleted on a unit-of-production basis over the estimated recoverable proven and probable reserves at the mine corresponding to the specific agreement. The value associated with resources and exploration potential is the value beyond proven and probable reserves at acquisition and is classified as non-depletable until such time as it is transferred to the depletable category as a result of the conversion of resources and/or exploration potential into reserves.

WHEATON PRECIOUS METALS 2017 ANNUAL REPORT [73]

Notes to the Condensed Interim Consolidated Financial Statements

Years Ended December 31, 2017 and 2016 (US Dollars)

Asset Impairment

Management considers each precious metal purchase agreement (“PMPA”) to be a separate cash generating unit (“CGU”), which is the lowest level for which cash inflows are largely independent of those of other assets. At the end of each reporting period, the Company assesses each PMPA to determine whether any indication of impairment exists. If such an indication exists, the recoverable amount of the PMPA is estimated in order to determine the extent of the impairment (if any). The recoverable amount of each PMPA is the higher of fair value less cost of disposal (“FVLCD”) and value in use (“VIU”). In determining the recoverable amounts of each of the Company’s CGU’s, the Company uses the FVLCD as this will generally be greater than or equal to the VIU.

To determine the FVLCD that could be received from each PMPA in an arm’s length transaction at the measurement date, the Company estimates a range of potential values using the net asset value (“NAV”) methodology and the net present value (“NPV”) methodology (as described below), and then selects a value within this range which is the most representative of the estimated recoverable amount of the stream.

NAV is estimated by using an appropriate discount rate to calculate the present value of the expected future cash flows associated with each mineral category. The values are adjusted for each mineral category dependent on the likelihood of conversion from resources to reserves. A market multiple is applied to the NAV computed in order to assess the estimated fair value. Precious metal companies typically trade at a market capitalization that is based on a multiple of their underlying NAV, with this market multiple being generally understood to take account of a variety of additional value and risk factors such as the ability to find and produce more metal than what is currently included in the life of mine plan, the benefit of silver and gold price optionality, the potential remaining mine life and adjustments for relative mine and country risk. Consequently, a market participant would generally apply a NAV multiple when estimating the fair value of a silver and gold interest.

NPV is estimated by using a nominal discount rate to calculate the present value of expected future cash flows.

The expected future cash flows are management’s best estimates of expected future revenues and costs. Under each valuation methodology, expected future revenues reflect an estimate of future payable production for each mine at which the Company has a PMPA based on detailed life of mine plans received from each of the partners. Expected future revenues also reflect management’s estimated long-term metal prices. Estimated future cash costs are generally fixed based on the terms of each PMPA as disclosed in Note 27.

If the carrying amount of the PMPA exceeds its recoverable amount, the PMPA is considered impaired and an impairment charge is reflected as a component of net earnings so as to reduce the carrying amount to its recoverable value. A previously recognized impairment charge is reversed only if there has been a change in the estimates used to determine the PMPA’s recoverable amount since the impairment charge was recognized. If this is the case, the carrying amount of the PMPA is increased to its recoverable amount. The increased amount cannot exceed the carrying amount that would have been determined, net of depletion, had no impairment charge been recognized for the PMPA in prior years. Such reversal is reflected as a component of net earnings.

3.7.  Investments in Associates

Investments over which the Company exercises significant influence and that the Company does not control or jointly control are associates. Investments in associates are accounted for using the equity method, except when classified as held for sale.

The equity method involves recording the initial investment at cost and subsequently adjusting the carrying value of the investment for the Company’s proportionate share of the profit or loss, other comprehensive income or loss and any other changes in the associate’s net assets such as dividends.

The Company’s proportionate share of the associate’s profit or loss and other comprehensive income or loss is based on its most recent financial statements. Adjustments are made to align any inconsistencies between the Company’s accounting policies and the associate’s policies before applying the equity method. Adjustments are also made to account for depreciable assets based on their fair values at the acquisition date of the investment and for any impairment losses recognized by the associate.

If the Company’s share of the associate’s losses equals or exceeds the Company’s investment in the associate, recognition of further losses is discontinued. After the Company’s interest is reduced to zero, additional losses will be provided for and a liability recognized only to the extent that the Company has incurred legal or constructive obligations to provide additional funding or make payments on behalf of the associate. If the associate subsequently reports profits, the Company resumes recognizing the Company’s share of those profits only after the Company’s share of the profits equals the Company’s share of losses not recognized.

WHEATON PRECIOUS METALS 2017 ANNUAL REPORT [74]

Notes to the Condensed Interim Consolidated Financial Statements

Years Ended December 31, 2017 and 2016 (US Dollars)

At each balance sheet date, management considers whether there is objective evidence of impairment in associates. If there is such evidence, management determines the amount of impairment to record, if any, in relation to the associate.

3.8.     Borrowing and Debt Issue Costs

Borrowing costs allocable to qualifying assets, which are assets that necessarily take a substantial period of preparation for their intended use, are capitalized and included in the carrying amounts of the related assets until such time as the assets are substantially ready for their intended use. Borrowing costs that do not relate to the acquisition or construction of qualifying assets are reflected as a component of net earnings under the classification Interest Expense, as incurred. For the purposes of determining whether borrowing costs are allocable to qualifying assets, general borrowings are first considered to relate to qualifying assets to the extent of the cumulative investment made by the Company.

Debt issue costs on non-revolving facilities are treated as an adjustment to the carrying amount of the original liability and are amortized over the life of the new or modified liability. Debt issue costs on revolving facilities are recorded as an asset under the classification Other long-term assets and are amortized over the life of the new or modified credit facility.

3.9.     Stock Based Payment Transactions

The Company recognizes a stock based compensation expense for all share purchase options and restricted share units (“RSUs”) awarded to employees, officers and directors based on the fair values of the share purchase options and RSUs at the date of grant. The fair values of share purchase options and RSUs at the date of grant are expensed over the vesting periods of the share purchase options and RSUs, respectively, with a corresponding increase to equity. The fair value of share purchase options is determined using the Black-Scholes option pricing model with market related inputs as of the date of grant. Share purchase options with graded vesting schedules are accounted for as separate grants with different vesting periods and fair values. The fair value of RSUs is the market value of the underlying shares at the date of grant. At the end of each reporting period, the Company re-assesses its estimates of the number of awards that are expected to vest and recognizes the impact of any revisions to this estimate in the consolidated statement of earnings.

The Company recognizes a stock based compensation expense for performance share units (“PSUs”) which are awarded to eligible employees and are settled in cash. Compensation expense for the PSUs is recorded on a straight-line basis over the three year vesting period. This estimated expense is reflected as a component of net earnings over the vesting period of the PSUs with the related obligation recorded as a liability on the balance sheet. The amount of compensation expense is adjusted at the end of each reporting period to reflect (i) the fair market value of common shares; (ii) the number of PSUs anticipated to vest; and (iii) the anticipated performance factor.

3.10.   Income Taxes

Income tax expense comprises current and deferred income tax. Current and deferred income taxes are recognized as a component of net earnings except to the extent that it relates to items recognized directly in equity or as a component of OCI.

Current income tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the end of the reporting period, and any adjustment to tax payable in respect of previous years.

Deferred income tax is recognized using the liability method on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. Deferred income tax assets and liabilities are measured using tax rates and laws that have been enacted or substantively enacted at the end of the reporting period and which are expected to apply when the related deferred income tax assets are realized or the deferred income tax liabilities are settled.

Deferred income tax liabilities are generally recognized for all taxable temporary differences. Deferred income tax assets are generally recognized for all deductible temporary differences and the carry forward of unused tax losses and tax credits to the extent that it is probable that reversing taxable temporary differences or sufficient taxable income will be available against which those deductible temporary differences and the carry forward of unused tax losses and tax credits can be utilized.

WHEATON PRECIOUS METALS 2017 ANNUAL REPORT [75]

Notes to the Condensed Interim Consolidated Financial Statements

Years Ended December 31, 2017 and 2016 (US Dollars)

Deferred income tax liabilities are recognized for taxable temporary differences arising on investments in subsidiaries except where the reversal of the temporary difference can be controlled and it is probable that the difference will not reverse in the foreseeable future. Deferred income tax assets arising from deductible temporary differences associated with such investments are only recognized to the extent that it is probable that there will be sufficient taxable income against which to utilize the benefits of the temporary differences and they are expected to reverse in the foreseeable future.

The carrying amount of deferred income tax assets are reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that reversing taxable temporary differences or sufficient taxable income will be available to allow all or part of the deferred income tax assets to be recovered.

Deferred income tax assets and liabilities are not recognized for temporary differences arising from the initial recognition (other than in a business combination) of assets and liabilities in a transaction which does not affect either the accounting income or the taxable income. In addition, deferred income tax liabilities are not recognized if the temporary difference arises from the initial recognition of goodwill.

3.11.   Earnings Per Share

Earnings per share calculations are based on the weighted average number of common shares and common share equivalents issued and outstanding during the year. Diluted earnings per share is calculated using the treasury method which requires the calculation of diluted earnings per share by assuming that outstanding share purchase options and warrants with an exercise price that exceeds the average market price of the common shares for the period are exercised, and the proceeds are used to repurchase shares of the Company at the average market price of the common shares for the period.

3.12.   Foreign Currency Translation

The functional currency is the currency of the primary economic environment in which an entity operates. The consolidated financial statements are presented in US dollars, which is the functional currency of the Company and its subsidiaries. Foreign currency monetary assets and liabilities are translated into US dollars at the exchange rates prevailing at the balance sheet date. Non-monetary assets denominated in foreign currencies are translated using the rate of exchange at the transaction date. Foreign currency transactions are translated at the rate of exchange prevailing on the transaction dates. Foreign exchange gains and losses are included in the determination of net earnings except for the foreign exchange gains and losses on the Company’s long-term investments in common shares held which are reflected as a component of OCI and accumulated in a separate component of the investments revaluation reserve which is a component of shareholders’ equity. Once the foreign exchange gains or losses on these long-term investments in common shares held are realized as a result of a disposal, the accumulated foreign exchange gain or loss is reallocated from the investments reserve to retained earnings.

3.13.   Leasing

Leases are classified as finance leases whenever the terms of the lease transfer substantially all of the risks and rewards of ownership to the lessee. All other leases are classified as operating leases. At December 31, 2017 and December 31, 2016, the Company was not a party to any finance leases.

The Company as the Lessee

Operating lease payments are recognized on a straight-line basis over the term of the lease, except where another systematic basis is more representative of the time pattern in which economic benefits from the leased assets are consumed.

In the event that lease incentives are received to enter into operating leases, such incentives are recognized as a liability. The aggregate benefit of incentives is recognized as a reduction to rental expense on a straight-line basis over the term of the lease, except where another systematic basis is more representative of the time pattern in which economic benefits from the leased assets are consumed.

3.14.   Provisions

Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that the Company will be required to settle the obligation, and a reliable estimate can be made of the amount required to settle the obligation.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period, taking into account the risks and uncertainties surrounding the obligation. Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows.

WHEATON PRECIOUS METALS 2017 ANNUAL REPORT [76]

Notes to the Condensed Interim Consolidated Financial Statements

Years Ended December 31, 2017 and 2016 (US Dollars)

When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, a receivable is recognized as an asset if it is virtually certain that reimbursement will be received and the amount of the receivable can be measured reliably.

3.15.   Future Changes in Accounting Policies

The IASB has issued the following new or amended standards:

Standards required to be applied for periods beginning on or after January 1, 2018:

•	IFRS 9 (2014) – Financial Instruments (amended 2014): In July 2014, the IASB issued the final version of IFRS 9 – Financial Instruments (“IFRS 9”). The Company adopted IFRS 9 (2009) – Financial Instruments effective January 1, 2010. The Company does not anticipate the adoption of this amended standard will have a material impact on its consolidated financial statements.

•	IFRS 15 – Revenue from Contracts with Customers: In May 2014, the IASB and the Financial Accounting Standards Board (“FASB”) completed its joint project to clarify the principles for recognizing revenue and to develop a common revenue standard for IFRS and US GAAP. IFRS 15 establishes principles to address the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. The Company does not anticipate the adoption of this standard will have a material impact on its consolidated financial statements.

Standards required to be applied for periods beginning on or after January 1, 2019:

•	IFRS 16 – Leases: In January 2016, the IASB and the FASB completed its joint project to address concerns by users of financial statements in respect of reduced comparability between financial statements due to the different accounting treatment applied to operating leases as compared to finance leases by removing the distinction between operating leases and finance leases and rather having all leases accounted for as a finance lease, subject to limited exceptions for short-term leases and leases of low value assets. The Company is currently evaluating the impact of this standard and anticipates that upon adoption of this standard, the leases associated with its offices in Vancouver and the Cayman Islands will be capitalized under the classification Right-of-Use Assets, with a corresponding liability for Leases Payable. The total amount to be capitalized is estimated to be $3 million. The Company also expects a reduction in operating cash outflows of approximately $1 million per annum upon the adoption of IFRS 16, with a corresponding increase in financing cash outflows. Lastly, the Company does not anticipate the adoption of this standard will have a material impact on its Consolidated Statement of Earnings.

•	IFRIC 23 – Uncertainty over Income Tax Treatments: In June 2017, the IASB issued IFRIC 23 which is effective for periods beginning on or after January 1, 2019. IFRIC 23 provides guidance on the accounting for current and deferred tax liabilities and assets in circumstances in which there is uncertainty over income tax treatments. The extent of the impact of the adoption of IFRIC 23 has not yet been determined.

Early adoption of the above standards is permitted.

4.	Key Sources of Estimation Uncertainty and Critical Accounting Judgments

The preparation of the Company’s consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ from these estimates.

Information about significant areas of estimation uncertainty and judgments made by management in preparing the consolidated financial statements are described below.

WHEATON PRECIOUS METALS 2017 ANNUAL REPORT [77]

Notes to the Condensed Interim Consolidated Financial Statements

Years Ended December 31, 2017 and 2016 (US Dollars)

Key Sources of Estimation Uncertainty

4.1.     Attributable Reserve, Resource and Exploration Potential Estimates

Silver and gold interests are significant assets of the Company, with a carrying value of $5.4 billion at December 31, 2017. This amount represents the capitalized expenditures related to the acquisition of the silver and gold interests, net of accumulated depletion and accumulated impairment charges, if any. The Company estimates the reserves, resources and exploration potential relating to each agreement. Reserves are estimates of the amount of silver or gold contained in ore that can be economically and legally extracted from the mining properties in respect of which the Company has precious metal purchase agreements. Resources are estimates of the amount of silver or gold contained in mineralized material for which there is a reasonable prospect for economic extraction from the mining properties in respect of which the Company has precious metal purchase agreements. Exploration potential represents an estimate of additional reserves and resources which may be discovered through the mine operator’s exploration program. The Company adjusts its estimates of reserves, resources (where applicable) and exploration potential (where applicable) to reflect the Company’s percentage entitlement to silver and gold produced from such mines. The Company compiles its estimates of its reserves and resources based on information supplied by appropriately qualified persons relating to the geological data on the size, density and grade of the ore body, and require complex geological and geostatistical judgments to interpret the data. The estimation of recoverable reserves and resources is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements, and production costs along with geological assumptions and judgments made in estimating the size and grade of the ore body. The Company estimates exploration potential based on assumptions surrounding the ore body continuity which requires judgement as to future success of any exploration programs undertaken by the mine operator. Changes in the reserve estimates, resource estimates or exploration potential estimates may impact upon the carrying value of the Company’s silver and gold interests and depletion charges.

4.2.     Depletion

As described in Note 3.6, the Company’s silver and gold interests are separately allocated to reserves, resources and exploration potential. The value allocated to reserves is classified as depletable and is depleted on a unit-of-production basis over the estimated recoverable proven and probable reserves at the mine corresponding to the specific agreement. The value associated with resources and exploration potential is the value beyond proven and probable reserves at acquisition and is classified as non-depletable until such time as it is transferred to the depletable category as a result of the conversion of resources and/or exploration potential into reserves. To make this allocation, the Company estimates the recoverable reserves, resources and exploration potential at each mining operation. These calculations require the use of estimates and assumptions, including the amount of contained silver and gold, recovery rates and payable rates. Changes to these assumptions may impact the estimated recoverable reserves, resources or exploration potential which could directly impact the depletion rates used. Changes to depletion rates are accounted for prospectively.

4.3.     Impairment of Assets

As more fully described in Note 3.6, the Company assesses each precious metal purchase agreement at the end of every reporting period to determine whether any indication of impairment exists. If such an indication exists, the recoverable amount of the precious metal purchase agreement is estimated in order to determine the extent of the impairment (if any). The calculation of the recoverable amount requires the use of estimates and assumptions such as long-term commodity prices, discount rates, recoverable ounces of silver and gold, and operating performance.

The price of silver and gold has been extremely volatile over the past several years and should price levels decline in the future for an extended period of time, the Company may need to re-evaluate the long-term metal price assumptions used for impairment testing. A significant decrease in long-term metal price assumptions may be an indication of potential impairment. Should the Company conclude that it has an indication of impairment at any balance sheet date, the Company is required to perform an impairment assessment.

4.4.     Valuation of Stock Based Compensation

As more fully described in Note 3.9, the Company has various forms of stock based compensation, including share purchase options, restricted share units (“RSUs”) and performance share units (“PSUs”). The calculation of the fair value of share purchase options, RSUs and PSUs issued requires the use of estimates as more fully described in Notes 20.2, 20.3, and 21.1, respectively.

4.5.     Valuation of Convertible Note Receivable

As more fully described in Notes 3.4 and 5.8.3, the Company measures the Kutcho Convertible Note receivable at fair value for financial reporting purposes. This calculation requires the use of estimates and assumptions such as rate of interest prevailing at the balance sheet date for instruments of similar term and risk, expected dividend yield, expected volatility and expected remaining life of the Kutcho Convertible Note receivable.

4.6.     Valuation of Minto Derivative Liability

As more fully described in Note 5.8.3, the Company’s Minto precious metal purchase agreement has a pricing mechanism whereby there is an increase to the production payment per ounce of gold delivered to Wheaton over the current fixed price in periods where the market price of copper is lower than $2.50 per pound. As this pricing mechanism meets the definition of a derivative, it is reflected at fair value for financial reporting purposes. This calculation requires the use of estimates and assumptions such as long-term price of copper, recoverable ounces of gold and operating performance.

WHEATON PRECIOUS METALS 2017 ANNUAL REPORT [78]

Notes to the Condensed Interim Consolidated Financial Statements

Years Ended December 31, 2017 and 2016 (US Dollars)

4.7.     Contingencies

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters are outstanding from time to time, including a dispute with the Canada Revenue Agency (“CRA”) in respect of the Company’s international transactions covering the 2005 to 2010 taxation years and an audit of the Company’s international transactions covering the 2011 to 2015 taxation years. By their nature, contingencies will only be resolved when one or more future events occur or fail to occur. The assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. If the Company is unable to resolve any of these matters favorably, there may be a material adverse impact on the Company’s financial performance, cash flows or results of operations. In the event that management’s estimate of the future resolution of these matters changes, the Company will recognize the effects of the changes in its consolidated financial statements in the appropriate period relative to when such changes occur. Refer to Note 27 for more information.

Critical Accounting Judgments

4.8.     Functional Currency

The functional currency for the Company and each of its subsidiaries is the currency of the primary economic environment in which the entity operates. As a result of the following factors, the Company has determined that the functional currency of each entity is the US dollar:

•	The entities’ revenues are denominated in US dollars;

•	The entities’ cash cost of sales are denominated in US dollars;

•	The majority of the entities’ cash is held in US dollars; and

•	The Company generally seeks to raise capital in US dollars.

Determination of the functional currency may involve certain judgments to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions which determined the primary economic environment.

4.9.     Significant Influence over Kutcho

Note 15 describes Kutcho Copper Corp. (“Kutcho”) as an associate though the Company only owns a 13% ownership interest in Kutcho. The Company has determined it has significant influence over Kutcho by virtue of the convertible instruments of Kutcho that the Company owns.

4.10.     Income Taxes

The interpretation and application of existing tax laws, regulations or rules in Canada, the Cayman Islands, Barbados, Luxembourg, the Netherlands or any of the countries in which the Company’s subsidiaries or the mining operations are located or to which shipments of silver or gold are made requires the use of judgment. The likelihood that tax positions taken will be sustained is assessed based on facts and circumstances of the relevant tax position considering all available evidence. Differing interpretation of these laws, regulations or rules could result in an increase in the Company’s taxes, or other governmental charges, duties or impositions. Refer to Note 27 for more information.

In assessing the probability of realizing deferred income tax assets, the Company makes estimates related to expectations of future taxable income and expected timing of reversals of existing temporary differences. Such estimates are based on forecasted cash flows from operations which require the use of estimates and assumptions such as long-term commodity prices and recoverable ounces of silver and gold. The estimates and assumptions are consistent with those used in testing asset impairment of precious metal purchase agreements. The amount of deferred income tax assets recognized on the balance sheet could be reduced if the actual results differ significantly from forecast. The Company reassesses its deferred income tax assets at the end of each reporting period.

5.	Financial Instruments

5.1.     Capital Risk Management

The Company manages its capital to ensure that it will be able to continue as a going concern while maximizing the return to stakeholders through the optimization of the debt and equity balance.

WHEATON PRECIOUS METALS 2017 ANNUAL REPORT [79]

Notes to the Condensed Interim Consolidated Financial Statements

Years Ended December 31, 2017 and 2016 (US Dollars)

The capital structure of the Company consists of debt (Note 18) and equity attributable to common shareholders, comprising of issued capital (Note 19), accumulated reserves (Note 20) and retained earnings.

The Company is not subject to any externally imposed capital requirements with the exception of complying with the minimum tangible net worth covenant under the credit agreement governing bank debt (Note 18).

The Company is in compliance with the debt covenants at December 31, 2017, as described in Note 18.1.

5.2.	Categories of Financial Assets and Liabilities

Other receivables are non-interest bearing and are stated at amortized cost, which approximate fair values due to the short terms to maturity. Where necessary, other receivables are reported net of allowances for uncollectable amounts. All other financial assets are reported at fair value. Fair value adjustments on financial assets are reflected as a component of net earnings with the exception of fair value adjustments associated with the Company’s long-term investments in common shares held. As these long-term investments are held for strategic purposes and not for trading, the Company has made a one time, irrevocable election to reflect the fair value adjustments associated with these investments as a component of OCI. Financial liabilities are reported at amortized cost using the effective interest method. The following table summarizes the classification of the Company’s financial assets and liabilities:

(in thousands)	Note	December 31 2017	December 31 2016

Financial assets

Fair value through net earnings as required by IFRS 9

Cash and cash equivalents		$98,521	$124,295

Trade receivables from provisional concentrate sales, net of fair value adjustment	6	1,398	503

Long-term investments - warrants held	17	124	-

Convertible note receivable	16	15,777	-

Fair value through other comprehensive income

Long-term investments - common shares held	17	95,608	64,621

Amortized cost

Other accounts receivable	10	1,796	1,813

Total financial assets		$213,224	$191,232

Financial liabilities

Fair value through net earnings

Accrued liabilities from provisional concentrate sales related to fair value adjustment, net of trade receivable	6	$-	$1,170

Amortized cost

Accounts payable and accrued liabilities		12,118	16,892

Bank debt	18	770,000	1,193,000

Total financial liabilities		$782,118	$1,211,062

5.3.	Credit Risk

Credit risk is the risk that the counterparty to a financial instrument will cause a financial loss for the Company by failing to discharge its obligations. To mitigate exposure to credit risk on financial assets, the Company has established policies to limit the concentration of credit risk, to ensure counterparties demonstrate minimum acceptable credit worthiness and to ensure liquidity of available funds.

The Company closely monitors its financial assets and does not have any significant concentration of credit risk. The Company invests surplus cash in short-term, high credit quality, money market instruments. In addition, counterparties used to sell silver and gold are all large, international organizations with strong credit ratings and the balance of trade receivables owed to the Company in the ordinary course of business is not significant. Therefore, credit risk associated with trade receivables at December 31, 2017 is considered to be negligible.

WHEATON PRECIOUS METALS 2017 ANNUAL REPORT [80]

Notes to the Condensed Interim Consolidated Financial Statements

Years Ended December 31, 2017 and 2016 (US Dollars)

The Company’s maximum exposure to credit risk related to its financial assets is as follows:

(in thousands)	Note	December 31 2017	December 31 2016
Cash and cash equivalents		$98,521	$124,295

Trade receivables from provisional concentrate sales, net of fair value adjustment	10	1,398	503

Other accounts receivables	10	1,796	1,813

Convertible note receivable	16	15,777	-

Maximum exposure to credit risk related to financial assets		$117,492	$126,611

5.4.	Liquidity Risk

The Company has in place a rigorous planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its expansionary plans. The Company ensures that there are sufficient committed loan facilities to meet its short-term business requirements, taking into account its anticipated cash flows from operations and its holdings of cash and cash equivalents. As at December 31, 2017, the Company had cash and cash equivalents of $99 million (December 31, 2016 - $124 million) and working capital of $91 million (December 31, 2016 - $109 million).

The Company holds common shares of several publicly traded mineral exploration, development and mining companies (Note 17) with a combined market value at December 31, 2017 of $96 million (December 31, 2016 - $65 million). The daily exchange traded volume of these shares, including the shares underlying the warrants, is not sufficient for the Company to liquidate its position in a short period of time without potentially affecting the market value of the shares. These shares and warrants are held for strategic purposes and are considered long-term investments and therefore, as part of the Company’s planning, budgeting and liquidity analysis process, these investments are not relied upon to provide operational liquidity.

The following table summarizes the timing associated with the Company’s remaining contractual payments relating to its financial liabilities. The table reflects the undiscounted cash flows of financial liabilities based on the earliest date on which the Company can be required to pay (assuming that the Company is in compliance with all of its obligations). The table includes both interest and principal cash flows. To the extent that applicable interest rates are floating in nature, the interest charges are estimated based on market-based forward interest rate curves at the end of the reporting period.

As at December 31, 2017
(in thousands)	2018	2019	2020	2021	2022	Total
Non-derivative financial liabilities

Bank debt ¹	$-	$-	$-	$-	$770,000	$770,000

Interest on bank debt ²	24,845	26,233	27,101	28,721	4,564	111,464

Accounts payable and accrued liabilities	12,118	-	-	-	-	12,118

Performance share units	-	144	1,286	-	-	1,430

Primero financial guarantee [3]	30,200	-	-	-	-	30,200

Total	$67,163	$26,377	$28,387	$28,721	$774,564	$925,212

1)	On February 27, 2018, the term of the revolving credit facility was extended by an additional year, with the facility now maturing on February 27, 2023.
2)	As the applicable interest rates are floating in nature, the interest charges are estimated based on market-based forward interest rate curves at the end of the reporting period.
3)	The financial guarantee expires on the earlier of April 30, 2018, and the completion or termination of the acquisition by First Majestic Silver Corp. of Primero Mining Corp. See Notes 27 and 29 for more information.

WHEATON PRECIOUS METALS 2017 ANNUAL REPORT [81]

Notes to the Condensed Interim Consolidated Financial Statements

Years Ended December 31, 2017 and 2016 (US Dollars)

5.5.	Currency Risk

The Company undertakes certain transactions denominated in Canadian dollars, including certain operating expenses and the acquisition of strategic long-term investments. As a result, the Company is exposed to fluctuations in the value of the Canadian dollar relative to the United States dollar. The carrying amounts of the Company’s Canadian dollar denominated monetary assets and monetary liabilities at the end of the reporting period are as follows:

(in thousands)	December 31 2017	December 31 2016

Monetary assets

Cash and cash equivalents	$453	$1,258

Accounts receivable	71	170

Long-term investments - common shares held	90,003	57,223

Long-term investments - warrants held	124	-

Convertible note receivable	15,777	-

Other long-term assets	717	670

Total Canadian dollar denominated monetary assets	$107,145	$59,321

Monetary liabilities

Accounts payable and accrued liabilities	$5,542	$6,181

Performance share units	1,165	1,043

Total Canadian dollar denominated monetary liabilities	$6,707	$7,224

The following tables detail the Company’s sensitivity to a 10% increase or decrease in the Canadian dollar relative to the United States dollar, representing the sensitivity used when reporting foreign currency risk internally to key management personnel and represents management’s assessment of the reasonably possible change in exchange rates.

	As at December 31, 2017
	Change in Canadian Dollar
(in thousands)	10% Increase	10% Decrease

Increase (decrease) in net earnings	$1,043	$(1,043)

Increase (decrease) in other comprehensive income	9,000	(9,000)

Increase (decrease) in total comprehensive income	$10,043	$(10,043)

	As at December 31, 2016
	Change in Canadian Dollar

(in thousands)	10% Increase	10% Decrease

Increase (decrease) in net earnings	$(513)	$513

Increase (decrease) in other comprehensive income	5,722	(5,722)

Increase (decrease) in total comprehensive income	$5,209	$(5,209)

5.6.	Interest Rate Risk

The Company is exposed to interest rate risk on its outstanding borrowings and short-term investments. Presently, all of the Company’s outstanding borrowings are at floating interest rates. The Company monitors its exposure to interest rates and has not entered into any derivative contracts to manage this risk. During the year ended December 31, 2017, the weighted average effective interest rate paid by the Company on its outstanding borrowings was 2.57% (2016 – 2.11%).

WHEATON PRECIOUS METALS 2017 ANNUAL REPORT [82]

Notes to the Condensed Interim Consolidated Financial Statements

Years Ended December 31, 2017 and 2016 (US Dollars)

During the years ended December 31, 2017 and December 31, 2016, a fluctuation in interest rates of 100 basis points (1 percent) would have impacted the amount of interest expensed by approximately $10 million and $11 million, respectively.

5.7.	Other Price Risk

The Company is exposed to equity price risk as a result of holding long-term investments in other exploration and mining companies. The Company does not actively trade these investments.

If equity prices had been 10% higher or lower at the respective balance sheet date, other comprehensive income for the years ended December 31, 2017 and December 31, 2016 would have increased/decreased by approximately $10 million and $6 million, respectively, as a result of changes in the fair value of common shares held.

5.8.	Fair Value Estimation

The Company classifies its fair value measurements within a fair value hierarchy, which reflects the significance of the inputs used in making the measurements as defined in IFRS 13 – Fair Value Measurements (“IFRS 13”).

Level 1 - Unadjusted quoted prices at the measurement date for identical assets or liabilities in active markets.

Level 2 - Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The following table sets forth the Company’s financial assets and liabilities measured at fair value by level within the fair value hierarchy. As required by IFRS 13, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	December 31, 2017

(in thousands)	Total	Level 1	Level 2	Level 3

Cash and cash equivalents	$98,521	$98,521	$-	$-

Trade receivables from provisional concentrate sales, net of fair value adjustment	1,398	-	1,398	-

Long-term investments - common shares held	95,608	95,608	-	-

Long-term investments - warrants held	124	-	124	-

Convertible note receivable	15,777	-	-	15,777

	$211,428	$194,129	$1,522	$15,777

	December 31, 2016

(in thousands)	Total	Level 1	Level 2	Level 3
Cash and cash equivalents	$124,295	$124,295	$-	$-

Trade receivables from provisional concentrate sales, net of fair value adjustment	503	-	503	-

Accrued liabilities from provisional concentrate sales related to fair value adjustment, net of trade receivable	(1,170)	-	(1,170)	-

Long-term investments - common shares held	64,621	64,621	-	-

	$188,249	$188,916	$(667)	$-

WHEATON PRECIOUS METALS 2017 ANNUAL REPORT [83]

Notes to the Condensed Interim Consolidated Financial Statements

Years Ended December 31, 2017 and 2016 (US Dollars)

Other accounts receivables and accounts payables and accrued liabilities are non-interest bearing and are stated at carrying values, which approximate fair values due to the short terms to maturity. Where necessary, other receivables are reported net of allowances for uncollectable amounts.

The Company’s bank debt (Note 18.1) is reported at amortized cost using the effective interest method. The carrying value of the bank debt approximates its fair value.

5.8.1.	Valuation Techniques for Level 1 Assets

Cash and Cash Equivalents

The Company’s cash and cash equivalents are valued using quoted market prices in active markets and, as such, are classified within Level 1 of the fair value hierarchy.

Long-Term Investments in Common Shares Held

The Company’s long-term investments in common shares held are valued using quoted market prices in active markets and, as such, are classified within Level 1 of the fair value hierarchy. The fair value of the long-term investments in common shares held is calculated as the quoted market price of the common share multiplied by the quantity of shares held by the Company.

5.8.2.	Valuation Techniques for Level 2 Assets

Accounts Receivable Arising from Sales of Metal Concentrates

The Company’s trade receivables and accrued liabilities from provisional concentrate sales are valued based on forward prices of silver and gold to the expected date of final settlement (Note 6). As such, these receivables and/or liabilities are classified within Level 2 of the fair value hierarchy.

Long-Term Investments in Warrants Held

The fair value of the Company’s long-term investments in warrants held that are not traded in an active market are determined using a Black-Scholes model based on assumptions including risk free interest rate, expected dividend yield, expected volatility and expected warrant life which are supported by observable current market conditions and as such are classified within Level 2 of the fair value hierarchy. The use of reasonably possible alternative assumptions would not significantly affect the Company’s results.

5.8.3.	Valuation Techniques for Level 3 Assets

Convertible Note Receivable

The fair value of the Kutcho Convertible Note receivable (Note 16), which is not traded in an active market, is determined by discounting the stream of future interest and principal payments at the rate of interest prevailing at the balance sheet date for instruments of similar term and risk (the market interest rate), and adding this value to the value of the convertibility feature which is estimated using a Black-Scholes model based on assumptions including risk free interest rate, expected dividend yield, expected volatility and expected remaining life of the Kutcho Convertible Note receivable.

As the expected volatility and market interest rate are not observable inputs, the Kutcho Convertible Note receivable is classified within Level 3 of the fair value hierarchy and any changes in fair value are reflected on the Consolidated Statement of Earnings under the classification Other Income (Note 8).

Management estimates that the market interest rate on similar borrowings without the conversion feature was approximately 15% and has used an implied volatility of 30% in valuing the convertibility feature. If (i) the market interest rate used had been 2% lower or higher at the respective balance sheet date; or (ii) the implied volatility used had been 10% higher or lower at the respective balance sheet date, then the value of the Kutcho Convertible Note receivable would have increased or decreased by approximately $1 million.

Minto Derivative Liability

In October 2017, in order to incentivize Capstone to extend the Minto mine life, the Company agreed to amend the Minto precious metal purchase agreement. The primary modification is to increase the production payment per ounce of gold delivered to Wheaton over the current fixed price in periods where the market price of copper is lower than $2.50 per pound. As this pricing mechanism meets the definition of a derivative, it is reflected at fair value for financial reporting purposes. At December 31, 2017, the Company estimated the fair value of this derivative liability to be $NIL as the long-term outlook for copper based on a consensus derived from a number of sources including analysts and other market observers exceeds $2.50 per pound over the duration of the anticipated remaining mine life.

WHEATON PRECIOUS METALS 2017 ANNUAL REPORT [84]

Notes to the Condensed Interim Consolidated Financial Statements

Years Ended December 31, 2017 and 2016 (US Dollars)

6.        Revenue

	Years Ended December 31
(in thousands)	2017		2016

Sales

Silver

Silver credit sales	$365,251	43%	$404,020	45%

Concentrate sales	54,023	7%	76,321	9%

	$419,274	50%	$480,341	54%

Gold

Gold credit sales	$394,809	47%	$365,825	41%

Concentrate sales	29,132	3%	45,391	5%

	$423,941	50%	$411,216	46%

Total sales revenue	$843,215	100%	$891,557	100%

Silver and Gold Credit Sales

Under certain precious metal purchase agreements, silver and/or gold is acquired from the mine operator in the form of silver or gold credits, which is then sold through a network of third party brokers or dealers. Revenue from silver and gold credit sales is recognized at the time of the sale of such credits, which is also the date that title to the silver or gold passes to the third party dealer or broker.

During the year ended December 31, 2017, sales to 3 financial institutions accounted for 32%, 23% and 11% of the Company’s revenue as compared to sales to 2 financial institutions that accounted for 39% and 30% of the Company’s revenue during the comparable period of the previous year. The Company would not be materially affected should any of these financial institutions cease to buy silver and gold credits from the Company as these sales would be redirected to alternate financial institutions.

The Company will occasionally enter into forward contracts in relation to silver or gold deliveries that it is highly confident will occur within a given quarter. No forward contracts were outstanding at December 31, 2017 or December 31, 2016. The sales price is fixed at the delivery date based on either the terms of these short-term forward sales contracts or the spot price of silver or gold.

Concentrate Sales

Under certain precious metal purchase agreements, silver and/or gold is acquired from the mine operator in concentrate form, which is then sold under the terms of the concentrate sales contracts to third-party smelters or traders. Where the Company acquires silver or gold in concentrate form, final silver or gold prices are set on a specified future quotational period (the “Quotational Period”) pursuant to the concentrate sales contracts with third-party smelters, typically one to three months after the shipment date, based on market prices for silver or gold. Revenues and the associated cost of sales are recorded on a gross basis under these contracts at the time title passes to the buyer based on the forward price for the expected settlement period. The contracts, in general, provide for a provisional payment based upon provisional assays and quoted silver and gold prices. Final settlement is based upon the average applicable price for the Quotational Period applied to the actual number of silver or gold ounces recovered calculated using confirmed smelter weights and settlement assays. Final settlement generally occurs from three to six months after shipment. The Company’s provisionally priced sales contain an embedded derivative that is required to be separated from the host contract for accounting purposes. The host contract is the receivable from the sale of concentrates measured at the forward price at the time of sale. The embedded derivative does not qualify for hedge accounting. The embedded derivative is recorded on the balance sheet as a derivative asset in Accounts Receivable or as a derivative liability in Accounts Payable and Accrued Liabilities and is adjusted to fair value through revenue each period until the date of final settlement.

WHEATON PRECIOUS METALS 2017 ANNUAL REPORT [85]

Notes to the Condensed Interim Consolidated Financial Statements

Years Ended December 31, 2017 and 2016 (US Dollars)

At December 31, 2017, the Company had outstanding provisionally priced sales of $4 million (December 31, 2016 - $8 million) where the quotational period pricing was estimated based on the forward price for silver and gold. These sales consisted of 0.2 million ounces of silver and 800 ounces of gold (December 31, 2016 - 0.5 million ounces of silver) which had a fair value gain adjustment of approximately $0.3 million (December 31, 2016 - fair value loss adjustment of approximately $0.1 million) associated with the embedded derivative. For each one cent per ounce increase or decrease in the realized silver price, revenue would increase or decrease by approximately $2,000 (December 31, 2016 - $5,000) and for each one dollar per ounce increase or decrease in the realized gold price, revenue would increase or decrease by approximately $800 (December 31, 2016 - $NIL).

7.	General and Administrative

		Years Ended December 31

(in thousands)	Note	2017	2016

Salaries and benefits

Salaries and benefits, excluding PSUs		$12,054	$11,931

PSUs [1]	21.1	140	(633)

Total salaries and benefits		$12,194	$11,298

Depreciation		972	952

Donations		2,141	1,976

Professional fees		3,938	6,168

Other		10,377	8,985

Cash settled general and administrative		$29,622	$29,379

Equity settled stock based compensation [2]

Stock options	20.2	$3,037	$4,326

RSUs	20.3	2,014	734

Total equity settled stock based compensation		$5,051	$5,060

Total general and administrative		$34,673	$34,439

1)	The PSU accrual related to the anticipated fair value of the PSUs issued uses a weighted average performance factor of 17% for 2017 as compared to 15% for 2016.
2)	Equity settled stock based compensation is a non-cash expense.

8.	Other Income

		Years Ended December 31

(in thousands)	Note	2017	2016

Dividend income		$60	$37

Interest income		407	147

Proceeds relative to the Mercator Minerals bankruptcy		1,022	-

Guarantee fees - Primero Revolving Credit Facility	27	2,683	-

Gain on fair value adjustment of convertible note receivable	16	215	-

Loss on fair value adjustment of share purchase warrants held	17	(6)	-

Fees for contract amendments and reconciliations		9,424	-

Other		14	13

Total other income		$13,819	$197

Proceeds relative to the Mercator Minerals bankruptcy

During the year ended December 31, 2017, the Company received an additional $1 million settlement related to the bankruptcy of Mercator Minerals Ltd. (“Mercator”) with whom Wheaton had a silver purchase agreement relative to Mercator’s Mineral Park mine in the United States (the “Mercator Bankruptcy”). This silver interest was fully written off during the year ended December 31, 2014 and as such further proceeds, if any, will be recognized as a component of net earnings.

WHEATON PRECIOUS METALS 2017 ANNUAL REPORT [86]

Notes to the Condensed Interim Consolidated Financial Statements

Years Ended December 31, 2017 and 2016 (US Dollars)

Guarantee fees - Primero Revolving Credit Facility

As more fully described in Note 27, on March 30, 2017, Wheaton provided a guarantee (the “Primero Guarantee”) to the lenders under Primero’s existing revolving credit facility (the “Primero Facility”), with Primero obligated to pay Wheaton a fee of 5% per annum in connection with the Primero Guarantee and extensions of the Primero Guarantee.

Fees for contract amendments and reconciliations

During the year, the Company received various fees and one-time adjustments including the payment of $8 million from Capstone relative to the Minto PMPA Amendment and certain other agreements made between the Company and Capstone, as more fully described in Note 17.

9.	Other Expense

		Years Ended December 31

(in thousands)	Note	2017	2016
Stand-by fees	18.1	$3,029	$2,801
Letter of guarantee	18.2	1,567	1,185
Amortization of credit facility origination fees - undrawn facilities	18.1	761	636
Other		63	78

Total other expense		$5,420	$4,700

10.	Accounts Receivable

		December 31	December 31
(in thousands)	Note	2017	2016
Trade receivables from provisional concentrate sales, net of fair value adjustment	6	$1,398	$503
Other accounts receivables		1,796	1,813

Total accounts receivable		$3,194	$2,316

WHEATON PRECIOUS METALS 2017 ANNUAL REPORT [87]

Notes to the Condensed Interim Consolidated Financial Statements

Years Ended December 31, 2017 and 2016 (US Dollars)

11.	Silver and Gold Interests

	Year Ended December 31, 2017
	Cost				Accumulated Depletion & Impairment [5]					Carrying Amount Dec 31, 2017
(in thousands)	Balance Jan 1, 2017	Reductions²	Disposal¹	Balance Dec 31, 2017	Balance Jan 1, 2017	Depletion	Disposal¹	Impairment	Balance Dec 31, 2017
Silver interests

San Dimas	$190,331	$-	$-	$190,331	$(49,756)	$(5,713)	$-	$-	$(55,469)	$134,862

Peñasquito	524,626	-	-	524,626	(106,549)	(14,827)	-	-	(121,376)	403,250

Antamina	900,343	-	-	900,343	(84,537)	(58,168)	-	-	(142,705)	757,638

Constancia	302,948	-	-	302,948	(26,977)	(14,168)	-	-	(41,145)	261,803

Other [1,2]	1,329,731	(4,935)	(41,959)	1,282,837	(544,161)	(28,820)	41,959	(228,680)	(759,702)	523,135

	$3,247,979	$(4,935)	$(41,959)	$3,201,085	$(811,980)	$(121,696)	$41,959	$(228,680)	$(1,120,397)	$2,080,688

Gold interests

Sudbury [3]	$623,864	$-	-	$623,864	$(222,329)	$(21,547)	-	$-	$(243,876)	$379,988

Salobo	3,059,876	-	-	3,059,876	(155,041)	(96,103)	-	-	(251,144)	2,808,732

Constancia	136,058	-	-	136,058	(10,388)	(3,619)	-	-	(14,007)	122,051

Other [4]	402,232	-	-	402,232	(350,999)	(19,415)	-	-	(370,414)	31,818

	$4,222,030	$-	$-	$4,222,030	$(738,757)	$(140,684)	$-	$-	$(879,441)	$3,342,589

	$7,470,009	$(4,935)	$(41,959)	$7,423,115	$(1,550,737)	$(262,380)	$41,959	$(228,680)	$(1,999,838)	$5,423,277

1)	Comprised of the Los Filos, Zinkgruvan, Yauliyacu, Stratoni, Keno Hill, Cozamin, Neves-Corvo, Minto, Aljustrel, Loma de La Plata, Pascua-Lama, Lagunas Norte, Pierina, Veladero, Rosemont and 777 silver interests. The Cozamin precious metal purchase agreement expired on April 4, 2017 and the fully depleted value of this contract has been reflected as a disposal.
2)	On March 29, 2017, the Company amended its silver purchase agreement with Alexco Resource Corp. (“Alexco”) to adjust the silver production payment so that it will be a percentage of the spot silver price that increases with lower mill silver head grades and lower silver prices, and decreases with higher mill silver head grades and higher silver prices, subject to certain ceiling and floor grades and prices. In addition, the outside completion date was extended to December 31, 2019 and the area of interest was expanded to include properties currently owned by Alexco and properties acquired by Alexco in the future which fall within a one kilometer radius of existing Alexco holdings in the Keno Hill Silver District. As consideration, on April 10, 2017, Alexco issued 3 million shares to Wheaton which had a fair value of $5 million. The fair value of these shares have been reflected as a reduction to the cost base of the Keno Hill silver interest. On October 2, 2017, in connection with an option granted by Alexco to Banyan Gold Corp. (“Banyan”) over claims covered by the Alexco silver purchase agreement, the Company and Banyan entered into an accession agreement under which Banyan agreed to be bound by the terms of the silver purchase agreement in respect of those claims.
3)	Comprised of the Coleman, Copper Cliff, Garson, Stobie, Creighton, Totten and Victor gold interests.
4)	Comprised of the Minto, Rosemont and 777 gold interests.
5)	Includes cumulative impairment charges to December 31, 2017 as follows: Keno Hill silver interest - $11 million; Pascua-Lama silver interest - $338 million; 777 silver interest - $64 million; 777 gold interest - $151 million; and Sudbury gold interest - $120 million.

WHEATON PRECIOUS METALS 2017 ANNUAL REPORT [88]

Notes to the Condensed Interim Consolidated Financial Statements

Years Ended December 31, 2017 and 2016 (US Dollars)

	Year Ended December 31, 2016
	Cost			Accumulated Depletion & Impairment [4]
(in thousands)	Balance Jan 1, 2016	Additions	Balance Dec 31, 2016	Balance Jan 1, 2016	Depletion	Impairment	Balance Dec 31, 2016	Carrying Amount Dec 31, 2016

Silver interests

San Dimas	$190,331	$-	$190,331	$(43,776)	$(5,980)	$-	$(49,756)	$140,575

Peñasquito	524,626	-	524,626	(93,779)	(12,770)	-	(106,549)	418,077

Antamina	900,289	54	900,343	(13,308)	(71,229)	-	(84,537)	815,806

Constancia	302,948	-	302,948	(9,017)	(17,960)	-	(26,977)	275,971

Other [1]	1,329,731	-	1,329,731	(501,379)	(42,782)	-	(544,161)	785,570

	$3,247,925	$54	$3,247,979	$(661,259)	$(150,721)	$-	$(811,980)	$2,435,999

Gold interests

Sudbury [2]	$623,864	$-	$623,864	$(117,614)	$(33,715)	$(71,000)	$(222,329)	$401,535

Salobo	2,230,368	829,508	3,059,876	(73,611)	(81,430)	-	(155,041)	2,904,835

Constancia	136,058	-	136,058	(4,133)	(6,255)	-	(10,388)	125,670

Other [3]	402,232	-	402,232	(314,418)	(36,581)	-	(350,999)	51,233

	$3,392,522	$829,508	$4,222,030	$(509,776)	$(157,981)	$(71,000)	$(738,757)	$3,483,273

	$6,640,447	$829,562	$7,470,009	$(1,171,035)	$(308,702)	$(71,000)	$(1,550,737)	$5,919,272

1)	Comprised of the Los Filos, Zinkgruvan, Yauliyacu, Stratoni, Keno Hill, Cozamin, Neves-Corvo, Minto, Aljustrel, Loma de La Plata, Pascua-Lama, Lagunas Norte, Pierina, Veladero, Rosemont and 777 silver interests.
2)	Comprised of the Coleman, Copper Cliff, Garson, Stobie, Creighton, Totten and Victor gold interests.
3)	Comprised of the Minto, Rosemont and 777 gold interests.
4)	Includes cumulative impairment charges to December 31, 2016 as follows: Keno Hill silver interest - $11 million; Pascua-Lama silver interest - $110 million; 777 silver interest - $64 million; 777 gold interest - $151 million; and Sudbury gold interest - $120 million.

WHEATON PRECIOUS METALS 2017 ANNUAL REPORT [89]

Notes to the Condensed Interim Consolidated Financial Statements

Years Ended December 31, 2017 and 2016 (US Dollars)

The value allocated to reserves is classified as depletable upon a mining operation achieving first production and is depleted on a unit-of-production basis over the estimated recoverable proven and probable reserves at the mine. The value associated with resources and exploration potential is allocated at acquisition and is classified as non-depletable until such time as it is transferred to the depletable category, generally as a result of the conversion of resources or exploration potential into reserves.

	December 31, 2017			December 31, 2016

(in thousands)	Depletable	Non- Depletable	Total	Depletable	Non- Depletable	Total

Silver interests

San Dimas	$38,110	$96,752	$134,862	$35,023	$105,552	$140,575

Peñasquito	293,968	109,282	403,250	282,547	135,530	418,077

Antamina	380,738	376,900	757,638	431,170	384,636	815,806

Constancia	240,950	20,853	261,803	255,119	20,852	275,971

Other [1]	90,366	432,769	523,135	96,391	689,179	785,570

	$1,044,132	$1,036,556	$2,080,688	$1,100,250	$1,335,749	$2,435,999

Gold interests

Sudbury [2]	$315,421	$64,567	$379,988	$333,868	$67,667	$401,535

Salobo	2,224,133	584,599	2,808,732	2,315,355	589,480	2,904,835

Constancia	112,432	9,619	122,051	117,691	7,979	125,670

Other [3]	31,818	-	31,818	51,233	-	51,233

	$2,683,804	$658,785	$3,342,589	$2,818,147	$665,126	$3,483,273

	$3,727,936	$1,695,341	$5,423,277	$3,918,397	$2,000,875	$5,919,272

1)	Comprised of the Los Filos, Zinkgruvan, Yauliyacu, Stratoni, Keno Hill, Cozamin, Neves-Corvo, Minto, Aljustrel, Loma de La Plata, Pascua-Lama, Lagunas Norte, Pierina, Veladero, Rosemont and 777 silver interests. The Cozamin precious metal purchase agreement expired on April 4, 2017.
2)	Comprised of the Coleman, Copper Cliff, Garson, Stobie, Creighton, Totten and Victor gold interests.
3)	Comprised of the Minto, Rosemont and 777 gold interests.

Salobo

On February 28, 2013, the Company entered into an agreement to acquire from Vale S.A. (“Vale”) an amount of gold equal to 25% of the life of mine gold production from its currently producing Salobo mine, located in Brazil. On March 2, 2015, the Company agreed to amend the agreement to include an additional amount of gold equal to 25% of the life of mine gold production from Salobo, increasing the gold stream from 25% to 50% of the life of mine gold production from Salobo.

On August 2, 2016, the Company agreed to make a second amendment to the agreement with Vale to acquire an additional amount of gold equal to 25% of the life of mine gold production, with the Company being entitled to the additional attributable gold production for which an offtaker payment is received after July 1, 2016. With this amendment, the Company increased the gold stream from 50% to 75% of the life of mine gold production from Salobo.

Under the second amendment to the agreement, the Company paid Vale cash consideration of $800 million for the increased gold stream and amended the 10 million Wheaton common share purchase warrants previously issued to Vale in connection with the Sudbury precious metal purchase agreement which expire on February 28, 2023 to reduce the strike price from $65 to $43.75 per common share (Note 20.1). The estimated value of the warrant amendment was $29 million. In addition, the Company is required to make ongoing payments of the lesser of $400 per ounce of gold (subject to a 1% annual inflation adjustment now commencing in 2019) or the prevailing market price per ounce of gold delivered for the full 75% of gold production.

WHEATON PRECIOUS METALS 2017 ANNUAL REPORT [90]

Notes to the Condensed Interim Consolidated Financial Statements

Years Ended December 31, 2017 and 2016 (US Dollars)

12.	Impairment of Silver and Gold Interests

As more fully described in Note 3.6, at every reporting period the Company assesses each precious metal purchase agreement to determine whether any indication of impairment exists. Based on the Company’s analysis, the following precious metal purchase agreements were determined to be impaired:

	Years Ended December 31

(in thousands)	2017	2016
Silver interests
Other silver interests
Pascua-Lama	$228,680	$-
Gold interests
Sudbury	-	71,000

Total impairment charges	$228,680	$71,000

Pascua-Lama

In January 2018, the Company was notified that Barrick had received a revised resolution from Chile’s environmental regulator (the Superintendencia del Medio Ambiente, or “SMA”) in connection with the previously disclosed SMA regulatory sanctions requiring the closure of existing infrastructure on the Chilean side of the Pascua-Lama project. Barrick has indicated that the resolution does not affect Barrick’s ongoing evaluation of an underground, block-caving operation at Pascua-Lama, which would require additional permitting and regulatory approvals in both Argentina and Chile, unconnected to the recent SMA decision. In light of the order to close surface facilities in Chile, and current plans to evaluate an underground mine, Barrick has reclassified Pascua-Lama’s proven and probable gold reserves of approximately 14 million ounces, which are based on an open pit mine plan, as measured and indicated resources. As a result, Wheaton has also reclassified 151.7 million ounces of silver mineral reserves associated with Pascua-Lama as measured and indicated resources.

As this resolution affects Barrick’s ability to advance the Pascua-Lama project as an open pit mine, coupled with the resulting reclassification of open-pit reserves to resources, this was determined to be an indicator of impairment in the fourth quarter of 2017 as it was the resolution of a condition that existed at December 31, 2017.

The Pascua-Lama PMPA had a carrying value at December 31, 2017 of $485 million. Management has estimated that the recoverable amount at December 31, 2017 under the Pascua-Lama PMPA was $256 million, representing its FVLCD and resulting in an impairment charge of $229 million. The recoverable amount related to the Pascua-Lama PMPA was estimated using an average discount rate of 9% and a nominal silver price of $16.70 for the current year with a 2% inflationary factor being applied thereafter. As this valuation technique requires the use of estimates and assumptions such as long-term commodity prices, discount rates, recoverable ounces of silver and operating performance, it is classified within Level 3 of the fair value hierarchy.

Sudbury

During 2016, Vale completed a detailed study on the Sudbury mines in an effort to improve operating margins. This resulted in a number of changes to Vale’s anticipated mine plan, with the resulting 2017 to 2032 mine plan having approximately 20% less recoverable gold production than previously estimated, and this reduction in recoverable ounces was considered to be an indicator of impairment related to the Sudbury PMPA as at December 31, 2016. The Sudbury PMPA had a carrying value at December 31, 2016 of $473 million. Management has estimated that the recoverable amount at December 31, 2016 under the Sudbury PMPA was $402 million, representing its FVLCD and resulting in an impairment charge of $71 million. The recoverable amount related to the Sudbury PMPA was estimated using an average discount rate of 6% and a nominal gold price of $1,218 for the current year with a 2% inflationary factor being applied thereafter. As this valuation technique requires the use of estimates and assumptions such as long-term commodity prices, discount rates, recoverable ounces of gold and operating performance, it is classified within Level 3 of the fair value hierarchy.

WHEATON PRECIOUS METALS 2017 ANNUAL REPORT [91]

Notes to the Condensed Interim Consolidated Financial Statements

Years Ended December 31, 2017 and 2016 (US Dollars)

13.	Early Deposit – Silver and Gold Interests

Early deposit silver and gold interests represent agreements relative to early stage development projects whereby Wheaton can choose not to proceed with the agreement once certain documentation has been received including, but not limited to, feasibility studies, environmental studies and impact assessment studies (please see Note 27 for more information). Once Wheaton has elected to proceed with the agreement, the carrying value of the stream will be transferred to Silver and Gold Interests.

The following table summarizes the early deposit silver and gold interests currently owned by the Company:

						Attributable Production to be Purchased
Early Deposit Silver and Gold Interests	Mine Owner	Location of Mine	Upfront Consideration Paid to Date [1]	Upfront Consideration To be Paid [1,2]	Total Upfront Consideration¹	Silver		Gold		Term of Agreement
Toroparu	Sandspring	Guyana	$15,500	$138,000	$153,500	50%		10%		Life of Mine
Cotabambas	Panoro	Peru	5,500	134,500	140,000	100%	³	25%	³	Life of Mine
Kutcho	Kutcho	Canada	—	65,000	65,000	100%	[4]	100%	[4]	Life of Mine

			$21,000	$337,500	$358,500

1)	Expressed in United States dollars, rounded to the nearest thousand; excludes closing costs.
2)	Please refer to Note 27 for details of when the remaining upfront consideration to be paid becomes due.
3)	Once 90 million silver equivalent ounces attributable to Wheaton have been produced, the attributable production to be purchased will decrease to 66.67% of silver production and 16.67% of gold production for the life of mine.
4)	Once 51,000 ounces of gold and 5.6 million ounces of silver have been delivered to Wheaton, the stream will decrease to 66.67% of silver and gold production for the life of mine.

14.	Royalty Interest

On August 7, 2014, the Company purchased a 1.5% net smelter return royalty interest (the “Royalty”) in the Metates properties from Chesapeake Gold Corp. (“Chesapeake”) for the life of mine. Under the terms of the agreement, the Company paid total upfront cash consideration of $9 million and at any time prior to August 7, 2019, Chesapeake may reacquire two-thirds ( 2⁄3) of the Royalty, or 1%, for the sum of $9 million. The Company also has a right of first refusal on any silver streaming, royalty or any other transaction on the Metates properties.

To date, no revenue has been recognized and no depletion has been taken with respect to this royalty agreement.

15.	Investment in Associate

(in thousands)	December 31 2017	December 31 2016

Investment in Kutcho	$2,994	$-

Kutcho

Effective December 14, 2017, in connection with the Kutcho Early Deposit Agreement, the Company participated in an equity financing undertaken by Kutcho Copper Corp. (“Kutcho”) acquiring, by way of private placement, 6,153,846 common shares and warrants to acquire an additional 3,076,923 common shares of Kutcho for total consideration of $3 million (Cdn$4 million). Additionally, the Company advanced to Kutcho $16 million (Cdn$20 million) in exchange for a subordinated secured convertible term debt loan agreement receivable bearing interest at 10% per annum (the “Kutcho Convertible Note”) (see Note 16).

Effective December 14, 2017, Kutcho had 46,938,310 shares issued and outstanding, resulting in Wheaton owning approximately 13% of Kutcho on a non-diluted basis. However, as the convertible instruments described above are currently exercisable, on a fully diluted basis Wheaton has the potential to own approximately 36% of Kutcho (45% on a non-fully diluted basis). As a result of the potential ownership position, the Company has concluded that it has significant influence over Kutcho and as such the investment in Kutcho is considered an Investment in Associate which is accounted for using the equity method. The Company will record its share of Kutcho’s profit or loss based on Wheaton’s ownership interest in Kutcho on a non-diluted basis. As Kutcho’s fiscal year end is April 30, the first period in which Wheaton will report its share of Kutcho’s profit or loss will be during Wheaton’s first quarter ending March 31, 2018 in respect of Kutcho’s profit or loss for Kutcho’s third quarter ending January 31, 2018.

WHEATON PRECIOUS METALS 2017 ANNUAL REPORT [92]

Notes to the Condensed Interim Consolidated Financial Statements

Years Ended December 31, 2017 and 2016 (US Dollars)

16.	Convertible Note Receivable

Kutcho

Effective December 14, 2017, in connection with the Kutcho Early Deposit Agreement, the Company advanced to Kutcho $16 million (Cdn$20 million) and received the Kutcho Convertible Note. The Kutcho Convertible Note, which has a seven year term to maturity, carries interest at 10% per annum, compounded and payable semi-annually. Kutcho has the option to defer the first three interest payments until December 31, 2019, at which point one half of the deferred interest is payable in cash and the other half of the deferred interest can, at Kutcho’s option, either (i) be paid in cash; or (ii) be deferred for an additional period not to exceed 4 years. In the event Kutcho elects to make the second deferral, Wheaton can, at its option, convert the remaining deferred interest into common shares of Kutcho.

At any time prior to the maturity date, the Company has the right to convert all or any part of the outstanding amount of the Kutcho Convertible Note into common shares of Kutcho at Cdn$0.8125 per share. Once the Kutcho Convertible Note has been outstanding for 24 months, Kutcho has the right to repay the Kutcho Convertible Note early, subject to the applicable pre-payment cash penalties as follows:

•	25% of the outstanding amount if pre-paid on or after 24 months until 36 months;
•	20% of the outstanding amount if pre-paid on or after 36 months until 60 months; and
•	15% of the outstanding amount if pre-paid on or after 60 months until maturity.

The Kutcho Convertible Note receivable is revalued quarterly by discounting the stream of future interest and principal payments at the rate of interest prevailing at the balance sheet date for instruments of similar term and risk, and adding this value to the value of the convertibility feature which is estimated using a Black-Scholes model based on assumptions including risk free interest rate, expected dividend yield, expected volatility and expected remaining life of the Kutcho Convertible Note receivable.

A continuity schedule of the Kutcho Convertible Note receivable from January 1, 2016 to December 31, 2017 is presented below:

Convertible Note Receivable
At December 31, 2016	$-
Amount advanced	15,562
Fair value adjustment	215

At December 31, 2017	$15,777

17.	Long-Term Investments

(in thousands)	December 31 2017	December 31 2016

Common shares held	$95,608	$64,621
Warrants held	124	-
	$95,732	$64,621

WHEATON PRECIOUS METALS 2017 ANNUAL REPORT [93]

Notes to the Condensed Interim Consolidated Financial Statements

Years Ended December 31, 2017 and 2016 (US Dollars)

Common Shares Held

	December 31, 2017

(in thousands)	Shares Owned	Percentage of Outstanding Shares Owned	Fair Value	Fair Value Adjustment Gains (Losses) Included in OCI

Bear Creek	13,264,305	13%	$21,358	$(1,859)
Sabina	11,700,000	5%	21,171	12,631
Arizona Mining	10,000,000	3%	27,581	9,333
Other			25,498	(1,553)

Total common shares held			$95,608	$18,552

	December 31, 2016

(in thousands)	Shares Owned	Percentage of Outstanding Shares Owned	Fair Value	Fair Value Adjustment Gains Included in OCI	Realized Loss on Disposal

Bear Creek	13,264,305	13%	$23,217	$17,658	$-
Sabina	11,700,000	5%	8,540	2,369	-
Arizona Mining	10,000,000	4%	18,248	15,864	-
Other			14,616	8,954	(7,006)

Total common shares held			$64,621	$44,845	$(7,006)

Warrants Held

	December 31, 2017

(in thousands)	Fair Value	Fair Value Adjustment Losses Included in Net Earnings

Warrants held - Kutcho	$124	$(6)

The Company’s long-term investments in common shares (“LTI’s”) are held for long-term strategic purposes and not for trading purposes. As such, the Company has elected to reflect any fair value adjustments, net of tax, as a component of other comprehensive income (“OCI”). The cumulative gain or loss will not be reclassified to net earnings on disposal of these long-term investments.

While long-term investments in warrants are also held for long-term strategic purposes, they meet the definition of a derivative and therefore are classified as financial assets with fair value adjustments being recorded as a component of net earnings under the classification Other Income. Warrants that do not have a quoted market price are valued using a Black-Scholes option pricing model.

WHEATON PRECIOUS METALS 2017 ANNUAL REPORT [94]

Notes to the Condensed Interim Consolidated Financial Statements

Years Ended December 31, 2017 and 2016 (US Dollars)

By holding these long-term investments, the Company is inherently exposed to various risk factors including currency risk, market price risk and liquidity risk.

Acquisitions and Disposals of Long-Term Investments

In September 2016, the Company disposed of its investment of 2.5 million common shares of Mines Management Inc. (“Mines Management”) after the acquisition of Mines Management by Hecla Mining Company (“Hecla”), resulting in a realized loss of $7 million. The Company received 0.6 million common shares of Hecla as consideration for its disposal of Mines Management.

On March 29, 2017, the Company amended its silver purchase agreement with Alexco to adjust the silver production payment so that it will be a percentage of the spot silver price that increases with lower mill silver head grades and lower silver prices, and decreases with higher mill silver head grades and higher silver prices, subject to certain ceiling and floor grades and prices. In addition, the outside completion date was extended to December 31, 2019 and the area of interest was expanded to include properties currently owned by Alexco and properties acquired by Alexco in the future which fall within a one kilometer radius of existing Alexco holdings in the Keno Hill Silver District. As consideration, on April 10, 2017 Alexco issued 3 million shares to Wheaton which had a fair value of $5 million.

In October 2017, in order to incentivize Capstone Mining Corp. (“Capstone”) to extend the Minto mine life, the Company agreed to amend the Minto precious metal purchase agreement (the “Minto PMPA Amendment”). The primary modification is to increase the production payment per ounce of gold delivered to Wheaton over the current fixed price in periods where the market price of copper is lower than $2.50 per pound. In consideration for this contract amendment and certain other agreements made between the Company and Capstone, Capstone issued 6.8 million shares to Wheaton with a value of $8 million.

The shares of Mines Management, Hecla, Keno Hill and Capstone have been reflected as a component of Other long-term investments in these financial statements.

18.	Credit Facilities

18.1.	Bank Debt

(in thousands)	December 31 2017	December 31 2016
Current portion	$-	$-
Long-term portion	770,000	1,193,000

Gross bank debt outstanding [1]	$770,000	$1,193,000

1)	There is $6 million unamortized debt issue costs associated with the Revolving Facility which have been recorded as a long-term asset under the classification Other.

	Years Ended December 31

(in thousands)	2017	2016

Interest Expense During Period
Average principle outstanding during period	$970,750	$1,148,500
Average effective interest rate during period	2.57%	2.11%

Total interest expense incurred during period	$24,993	$24,193

On February 27, 2018, the term of the revolving credit facility was extended by an additional year, with the facility now maturing on February 27, 2023. The Company incurred fees of $1.2 million in relation to this extension.

The Company’s Revolving Facility has financial covenants which require the Company to maintain: (i) a net debt to tangible net worth ratio of less than or equal to 0.75:1; and (ii) an interest coverage ratio of greater than or equal to 3.00:1. Only cash interest expenses are included for the purposes of calculating the interest coverage ratio. The Company is in compliance with these debt covenants.

WHEATON PRECIOUS METALS 2017 ANNUAL REPORT [95]

Notes to the Condensed Interim Consolidated Financial Statements

Years Ended December 31, 2017 and 2016 (US Dollars)

At the Company’s option, amounts drawn under the Revolving Facility incur interest based on the Company’s leverage ratio at either (i) LIBOR plus 1.20% to 2.20%; or (ii) the Bank of Nova Scotia’s Base Rate plus 0.20% to 1.20%. Undrawn amounts under the Revolving Facility are subject to a stand-by fee of 0.24% to 0.44% per annum, dependent on the Company’s leverage ratio.

The Revolving Facility, which is classified as a financial liability and reported at amortized cost using the effective interest method, can be drawn down at any time to finance acquisitions, investments or for general corporate purposes.

18.2.	Letters of Guarantee

As more fully disclosed in Note 27, on March 15, 2016, the Company entered into a Letter of Guarantee in favour of Her Majesty the Queen in Right of Canada, as represented by the Minister of National Revenue in the amount of $153 million (Cdn$192 million). On March 15, 2017 and 2018, additional letters of guarantee in the amount of $9 million (Cdn$11 million) and $8 million (Cdn$10 million), respectively, were delivered to the CRA as security for additional estimated interest for the respective following year. The Letters of Guarantee, which renew annually and have no set expiry date, carry an annual fee of 100 basis points.

19.	Issued Capital

		December 31	December 31
(US dollars in thousands)	Note	2017	2016
Issued capital
Share capital issued and outstanding: 442,724,309 common shares (December 31, 2016: 441,456,217 common shares)	19.1	$3,472,029	$3,445,914

19.1.	Shares Issued (Cancelled)

The Company is authorized to issue an unlimited number of common shares having no par value and an unlimited number of preference shares issuable in series. As at December 31, 2017, the Company had no preference shares outstanding.

The Company received TSX approval to repurchase up to 20,229,671 common shares over a period of twelve months ending on September 22, 2016. The Company repurchased 3,060,454 common shares under the normal course issuer bid (“NCIB”) at an average price of $13.81 per share, including 2,295,665 common shares repurchased during the three months ended March 31, 2016 at an average price of $14.43 per share.

On April 14, 2016, the Company completed a bought-deal common share financing (the “Offering”), whereby a total of 38,105,250 common shares (inclusive of the underwriters’ over-allotment option) of Wheaton were sold at a price of $16.60 per share, for aggregate gross proceeds to Wheaton of approximately $633 million. After deducting underwriter commissions, the Company raised total net proceeds of approximately $607 million, which was used to repay a portion of the debt that was drawn on the Company’s $2 billion revolving credit facility in November 2015 for the $900 million purchase of the silver stream on the Antamina mine in Peru.

WHEATON PRECIOUS METALS 2017 ANNUAL REPORT [96]

Notes to the Condensed Interim Consolidated Financial Statements

Years Ended December 31, 2017 and 2016 (US Dollars)

A continuity schedule of the Company’s issued and outstanding common shares from January 1, 2016 to December 31, 2017 is presented below:

	Number of Shares	Weighted Average Price

At January 1, 2016	404,039,065
Shares issued	38,105,250	US$16.60
Shares cancelled [1]	(2,295,665)	US$6.98
Share purchase options exercised [2]	963,250	Cdn$29.44
Restricted share units released [2]	19,386	$0.00
Dividend reinvestment plan [3]	624,931	US$19.05
At December 31, 2016	441,456,217
Share purchase options exercised [2]	70,600	Cdn$24.83
Restricted share units released [2]	21,975	$0.00
Dividend reinvestment plan [3]	1,175,517	US$20.34

At December 31, 2017	442,724,309

1)	The weighted average price of shares cancelled represents the total weighted average price of the Company’s common shares immediately prior to the cancellation of the shares.
2)	The weighted average price of share purchase options exercised and restricted share units released represents the respective exercise price.
3)	The Company has implemented a dividend reinvestment plan (“DRIP”) whereby shareholders can elect to have dividends reinvested directly into additional Wheaton common shares. The weighted average price for common shares issued under the DRIP represents the volume weighted average price of the common shares on the five trading days preceding the dividend payment date, less a discount of 3%.

19.2.	Dividends Declared

	Years Ended December 31

	2017		2016

Dividends declared per share	$0.33		$0.21
Average number of shares eligible for dividend	441,962		431,486

Total dividends paid	$145,848		$90,612

Paid as follows:
Cash	$121,918	84%	$78,699	87%
DRIP [2]	23,930	16%	11,913	13%

Total dividends paid	$145,848	100%	$90,612	100%

Shares issued under the DRIP	1,176		625

1)	US dollars and shares in thousands, except per share amounts.
2)	The Company has implemented a dividend reinvestment plan (“DRIP”) whereby shareholders can elect to have dividends reinvested directly into additional Wheaton common shares at a discount of 3% of the Average Market Price, as defined in the DRIP.
3)	As at December 31, 2017, cumulative dividends of $758 million have been declared and paid by the Company.

WHEATON PRECIOUS METALS 2017 ANNUAL REPORT [97]

Notes to the Condensed Interim Consolidated Financial Statements

Years Ended December 31, 2017 and 2016 (US Dollars)

20.	Reserves

		December 31	December 31
(in thousands)	Note	2017	2016

Reserves
Share purchase warrants	20.1	$83,077	$83,077
Share purchase options	20.2	28,799	26,063
Restricted share units	20.3	5,178	3,669
Long-term investment revaluation reserve, net of tax	20.4	(40,047)	(57,508)

Total reserves		$77,007	$55,301

20.1.	Share Purchase Warrants

A continuity schedule of the Company’s share purchase warrants (“warrants”) from January 1, 2016 to December 31, 2017 is presented below:

	Warrants Outstanding	Weighted Average Exercise Price	Exchange Ratio	Share Purchase Warrants Reserve

At January 1, 2016	10,000,000	$65.00	1.00	$53,717
Modification to terms		(21.25)	1.00	29,360

At December 31, 2016 and December 31, 2017	10,000,000	$43.75	1.00	$83,077

In connection with the Company’s acquisition of the Sudbury gold interest (Note 11), on February 28, 2013, the Company issued to Vale S.A. (“Vale”) warrants to purchase 10 million common shares of Wheaton at an exercise price of $65.00 per warrant. The warrants, which expire on February 28, 2023, were valued using a Black-Scholes option pricing model.

In connection with the Company’s second amendment to the Salobo gold interest (Note 11), on August 16, 2016 the exercise price of these warrants was lowered from $65.00 to $43.75 per warrant. This amendment was also valued using a Black-Scholes option pricing model.

Each warrant entitles the holder the right to purchase one of the Company’s common shares.

20.2.	Share Purchase Options

The Company has established an equity settled share purchase option plan whereby the Company’s Board of Directors may, from time to time, grant options to employees or consultants. The maximum term of any share purchase option may be ten years, but generally options are granted with a vesting period of five years. The exercise price of an option is not less than the closing price on the TSX on the last trading day preceding the grant date. The vesting period of the options is determined at the discretion of the Company’s Board of Directors at the time the options are granted, but generally vest over a period of two years.

Each share purchase option converts into one common share of Wheaton on exercise. No amounts are paid or payable by the recipient on receipt of the option. The options do not carry rights to dividends or voting rights. Options may be exercised at any time from the date of vesting to the date of their expiry, subject to certain black-out periods.

The Company expenses the fair value of share purchase options that are expected to vest on a straight-line basis over the vesting period using the Black-Scholes option pricing model to estimate the fair value for each option at the date of grant. The Black-Scholes model was developed for use in estimating the fair value of traded options that have no vesting restrictions. The model requires the use of subjective assumptions, including expected share price volatility. Historical data has been considered in setting the assumptions. Expected volatility is determined by considering the trailing 30-month historic average share price volatility. The weighted average fair value of share purchase options granted and principal assumptions used in applying the Black-Scholes option pricing model are as follows:

WHEATON PRECIOUS METALS 2017 ANNUAL REPORT [98]

Notes to the Condensed Interim Consolidated Financial Statements

Years Ended December 31, 2017 and 2016 (US Dollars)

	Years Ended December 31

	2017	2016

Black-Scholes weighted average assumptions
Grant date share price and exercise price	Cdn$27.37	Cdn$23.37
Expected dividend yield	1.15%	1.15%
Expected volatility	36%	35%
Risk-free interest rate	0.94%	0.63%
Expected option life, in years	2.5	2.5
Weighted average fair value per option granted	Cdn$5.85	Cdn$4.81
Number of options issued during the period	508,360	1,159,900
Total fair value of options issued (000’s)	$2,236	$4,295

The following table summarizes information about the options outstanding and exercisable at December 31, 2017:

Exercise Price (Cdn$)	Exercisable Options	Non-Exercisable Options	Total Options Outstanding	Weighted Average Remaining Contractual Life

$22.48¹	76,500	94,950	171,450	3.2 years
$23.26	461,350	470,350	931,700	3.2 years
$23.81¹	-	13,000	13,000	4.6 years
$24.11	-	8,440	8,440	4.6 years
$25.37¹	133,550	-	133,550	2.2 years
$25.48	811,450	-	811,450	2.2 years
$25.88¹	-	72,200	72,200	4.2 years
$26.07	718,500	-	718,500	1.2 years
$27.51	-	406,400	406,400	4.2 years
$27.60	-	1,820	1,820	4.4 years
$29.19¹	98,750	-	98,750	1.2 years
$29.42¹	15,000	-	15,000	0.4 years
$31.88	743,000	-	743,000	0.2 years
$32.05¹	13,000	-	13,000	1.6 years
$39.14¹	86,000	-	86,000	0.2 years
$39.52	4,000	4,000	8,000	3.6 years

	3,161,100	1,071,160	4,232,260	4.2 years

1) US$ share purchase options converted to Cdn$ using the exchange rate of 1.2545, being the Cdn$/US$ exchange rate at December 31, 2017.

WHEATON PRECIOUS METALS 2017 ANNUAL REPORT [99]

Notes to the Condensed Interim Consolidated Financial Statements

Years Ended December 31, 2017 and 2016 (US Dollars)

A continuity schedule of the Company’s share purchase options reserve from January 1, 2016 to December 31, 2017 is presented below:

(in thousands)	Share Purchase Options Reserve
At January 1, 2016	$28,286
Recognition of fair value of share purchase options issued	4,326
Share purchase options exercised	(6,549)
At December 31, 2016	$26,063
Recognition of fair value of share purchase options issued	3,037
Share purchase options exercised	(301)

At December 31, 2017	$28,799

At December 31, 2017, there were 4,232,260 share purchase options outstanding with a weighted average exercise price of Cdn$26.71 per option. For the comparable period in 2016, there were 4,097,400 share purchase options outstanding with a weighted average exercise price of Cdn$27.36 per option.

A continuity schedule of the Company’s outstanding share purchase options from January 1, 2016 to December 31, 2017 is presented below:

	Number of Options Outstanding	Weighted Average Exercise Price

At January 1, 2016	4,285,300	Cdn$	29.88
Granted (fair value - $4 million or Cdn$4.81 per option)	1,159,900		23.37
Exercised	(963,250)		29.44
Expired	(324,600)		38.74
Forfeited	(59,950)		28.11
At December 31, 2016	4,097,400	Cdn$	27.36
Granted (fair value - $2 million or Cdn$5.85 per option)	508,360		27.37
Exercised	(70,600)		24.83
Expired	(296,400)		34.67
Forfeited	(6,500)		27.51

At December 31, 2017	4,232,260	Cdn$	26.71

As it relates to share purchase options, during the year ended December 31, 2017, the weighted average share price at the time of exercise was Cdn$27.80 per share, as compared to Cdn$38.68 per share during the comparable period in 2016.

20.3.	Restricted Share Units (“RSUs”)

The Company has established an RSU plan whereby RSUs will be issued to eligible employees or directors as determined by the Company’s Board of Directors or the Company’s Compensation Committee. RSUs give the holder the right to receive a specified number of common shares at the specified vesting date. RSUs generally vest over a period of two years. Compensation expense related to RSUs is recognized over the vesting period based upon the fair value of the Company’s common shares on the grant date and the awards that are expected to vest. The fair value is calculated with reference to the closing price of the Company’s common shares on the TSX on the business day prior to the date of grant.

RSU holders receive a cash payment based on the dividends paid on the Company’s common shares in the event that the holder of a vested RSU has elected to defer the release of the RSU to a future date. This cash payment is reflected as a component of net earnings under the classification General and Administrative.

WHEATON PRECIOUS METALS 2017 ANNUAL REPORT [100]

Notes to the Condensed Interim Consolidated Financial Statements

Years Ended December 31, 2017 and 2016 (US Dollars)

A continuity schedule of the Company’s restricted share units reserve from January 1, 2016 to December 31, 2017 is presented below:

(in thousands)	Restricted Share Units Reserve

At January 1, 2016	$3,313
Recognition of fair value of RSUs issued	734
Restricted share units released	(378)
At December 31, 2016	$3,669
Recognition of fair value of RSUs issued	2,014
Restricted share units released	(505)

At December 31, 2017	$5,178

During the year ended December 31, 2017, the Company issued 145,950 RSUs with a fair value of $3 million or Cdn$27.39 per RSU. For the same period in 2016, the Company issued 40,450 RSUs with a fair value of $1 million or Cdn$23.32 per RSU.

As of December 31, 2017, there were 313,846 RSUs outstanding. For the comparable period in 2016, there were 191,381 RSUs outstanding.

20.4.	Long-Term Investment Revaluation Reserve

The Company’s long-term investments in common shares (Note 17) are held for long-term strategic purposes and not for trading purposes. Upon the application of IFRS 9, Financial Instruments (2009), the Company has chosen to designate these long-term investments in common shares as financial assets with fair value adjustments being recorded as a component of OCI as it believes that this provides a more meaningful presentation for long-term strategic investments, rather than reflecting changes in fair value as a component of net earnings. As some of these long-term investments are denominated in Canadian dollars, changes in their fair value is affected by both the change in share price in addition to changes in the Cdn$/US$ exchange rate.

Where the fair value of a long-term investment in common shares held exceeds its tax cost, the Company recognizes a deferred income tax liability. To the extent that the value of the long-term investment subsequently declines, the deferred income tax liability is reduced. However, where the fair value of the long-term investment decreases below the tax cost, the Company does not recognize a deferred income tax asset on the unrealized capital loss unless it is probable that the Company will generate future capital gains to offset the loss.

A continuity schedule of the Company’s long-term investment revaluation reserve from January 1, 2016 to December 31, 2017 is presented below:

	Change in Fair Value Due To:

(in thousands)	Share Price	Foreign Exchange	Tax Effect	Total

At January 1, 2016	$(121,412)	$12,899	$-	$(108,513)
Unrealized gain (loss) on LTIs [1]	44,865	(20)	(846)	43,999
Reallocate reserve to retained earnings upon disposal of LTIs [1]	7,006	-	-	7,006
At December 31, 2016	$(69,541)	$12,879	$(846)	$(57,508)
Unrealized gain (loss) on LTIs [1]	13,581	4,971	(1,091)	17,461

At December 31, 2017	$(55,960)	$17,850	$(1,937)	$(40,047)

1)	LTIs refers to long-term investments in common shares held.

WHEATON PRECIOUS METALS 2017 ANNUAL REPORT [101]

Notes to the Condensed Interim Consolidated Financial Statements

Years Ended December 31, 2017 and 2016 (US Dollars)

21.	Stock Based Compensation

The Company’s stock based compensation consists of share purchase options (Note 20.2), restricted share units (Note 20.3) and performance share units (Note 21.1). The accrued value of share purchase options and restricted share units are reflected as reserves in the shareholder’s equity section of the Company’s balance sheet while the accrued value associated with performance share units is reflected as an accrued liability.

21.1.	Performance Share Units (“PSUs”)

The Company has established a Performance Share Unit Plan (“the PSU plan”) whereby PSUs will be issued to eligible employees as determined by the Company’s Board of Directors or the Company’s Compensation Committee. PSUs issued under the PSU plan entitle the holder to a cash payment at the end of a three year performance period equal to the number of PSUs granted, multiplied by a performance factor and multiplied by the fair market value of a Wheaton common share on the expiry of the performance period. The performance factor can range from 0% to 200% and is determined by comparing the Company’s total shareholder return to those achieved by various peer companies, the Philadelphia Gold and Silver Index and the price of silver and gold.

The PSUs accumulate dividend equivalents in the form of additional units based on the dividends paid on the Company’s common shares. Compensation expense for the PSUs is recorded on a straight-line basis over the three year vesting period. The amount of compensation expense is adjusted at the end of each reporting period to reflect (i) the fair value of common shares; (ii) the number of PSUs anticipated to vest; and (iii) the anticipated performance factor.

A continuity schedule of the Company’s PSU accrual from January 1, 2016 to December 31, 2017 is presented below:

PSU accrual liability

At January 1, 2016	$4,636

Reversal of previously accrued costs related to the anticipated fair value of the PSUs issued	(633)

PSUs paid	(2,901)

Foreign exchange adjustment	138

At December 31, 2016	$1,240

Accrual related to the anticipated fair value of the PSUs issued	140

Foreign exchange adjustment	50

At December 31, 2017	$1,430

Balance at December 31, 2017 comprised of:

Current liability	$-

Long-term liability	1,430

Balance at December 31, 2017	$1,430

During the year ended December 31, 2017, the Company issued 207,220 PSUs as compared to 232,000 PSUs during the comparable period of the previous year.

WHEATON PRECIOUS METALS 2017 ANNUAL REPORT [102]

Notes to the Condensed Interim Consolidated Financial Statements

Years Ended December 31, 2017 and 2016 (US Dollars)

A continuity schedule of the Company’s outstanding PSUs (assuming a performance factor of 100% is achieved over the performance period) from January 1, 2016 to December 31, 2017 is presented below:

Number of PSUs Outstanding

At January 1, 2016	663,296

Granted	232,000

Dividend equivalent participation	7,586

Paid	(166,915)

Forfeited	(18,403)

At December 31, 2016	717,564

Granted	207,220

Dividend equivalent participation	10,304

Paid [1]	(275,439)

Forfeited	(3,050)

At December 31, 2017	656,599

1) The PSUs paid out during the year ended December 31, 2017 had a performance factor of 0% resulting in a cash disbursement of $Nil.

22.	Earnings per Share (“EPS”) and Diluted Earnings per Share (“Diluted EPS”)

Diluted earnings per share is calculated using the treasury method which assumes that outstanding share purchase options and warrants, with exercise prices that are lower than the average market price of the Company’s common shares for the relevant period, are exercised and the proceeds are used to purchase shares of the Company at the average market price of the common shares for the relevant period.

Diluted EPS is calculated based on the following weighted average number of shares outstanding:

	Years Ended December 31

(in thousands)	2017	2016

Basic weighted average number of shares outstanding	441,961	430,461

Effect of dilutive securities

Share purchase options	197	199

Restricted share units	284	185

Diluted weighted average number of shares outstanding	442,442	430,845

The following table lists the number of share purchase options and share purchase warrants excluded from the computation of diluted earnings per share because the exercise prices exceeded the average market value of the common shares of Cdn$26.54, compared to Cdn$27.04 for the comparable period in 2016.

	Years Ended December 31

(in thousands)	2017	2016

Share purchase options	1,372	1,400

Share purchase warrants	10,000	10,000

Total	11,372	11,400

WHEATON PRECIOUS METALS 2017 ANNUAL REPORT [103]

Notes to the Condensed Interim Consolidated Financial Statements

Years Ended December 31, 2017 and 2016 (US Dollars)

23.	Supplemental Cash Flow Information

	Years Ended December 31

(in thousands)	2017	2016

Change in non-cash working capital

Accounts receivable	$(729)	$(1,194)

Accounts payable and accrued liabilities	(5,651)	8,667

Other	(219)	(434)

Total change in non-cash working capital	$(6,599)	$7,039

24.	Income Taxes

Income tax recognized in net earnings is comprised of the following:

	Years Ended December 31

(in thousands)	2017	2016
Current income tax expense related to foreign jurisdictions	$326	$(28)

Deferred income tax expense (recovery) related to:

Origination and reversal of temporary differences	$3,602	$4,053

Reversal of write down of previously recognized temporary differences	(4,814)	(5,355)

Total deferred income tax recovery	$(1,212)	$(1,302)

Income tax recovery recognized in net earnings	$(886)	$(1,330)

Income tax recognized as a component of OCI is comprised of the following:

	Years Ended December 31

(in thousands)	2017	2016

Deferred income tax expense related to LTIs - common shares held	$1,091	$846

Deferred income tax expense recognized in OCI	$1,091	$846

Income tax recognized directly in equity is comprised of the following:

	Years Ended December 31

(in thousands)	2017	2016

Deferred income tax expense (recovery) related to:

Origination and reversal of temporary differences	$-	$(1,447)

Write down (reversal of write down) of previously recognized temporary differences	(65)	1,989

Deferred income tax expense (recovery) recognized in equity	$(65)	$542

WHEATON PRECIOUS METALS 2017 ANNUAL REPORT [104]

Notes to the Condensed Interim Consolidated Financial Statements

Years Ended December 31, 2017 and 2016 (US Dollars)

The provision for income taxes differs from the amount that would be obtained by applying the statutory income tax rate to consolidated earnings before income taxes due to the following:

	Years Ended December 31

(in thousands)	2017	2016

Earnings before income taxes	$56,817	$193,807
Canadian federal and provincial income tax rates [1]	26.00%	26.00%

Income tax expense based on above rates	$14,772	$50,390

Non-deductible stock based compensation and other	2,206	4,001

Differences in tax rates in foreign jurisdictions	(16,605)	(72,898)

Impact of tax rate changes	(47)	-

Current period unrecognized temporary differences - impairments	-	16,874

Current period unrecognized temporary differences	3,602	5,658

Write down (reversal of write down) of previously recognized temporary differences	(4,814)	(5,355)

Income tax recovery	$(886)	$(1,330)

1) Effective January 1, 2018, the BC corporate tax rate increased from 11% to 12%, resulting in the Company’s statutory tax rate increasing to 27% for years 2018 and beyond.

The majority of the Company’s income generating activities, including the sale of silver and gold, is conducted by its 100% owned subsidiary Wheaton Precious Metals International Ltd., which operates in the Cayman Islands and is not subject to income tax. Refer to Note 27 for more information.

The recognized deferred income tax assets and liabilities are offset on the balance sheet. The movement in deferred income tax assets and liabilities for the years ended December 31, 2017 and December 31, 2016, respectively, is shown below:

	Year Ended December 31, 2017

Recognized deferred income tax assets and liabilities	Opening Balance	Recovery (Expense) Recognized In Net Earnings	Recovery (Expense) Recognized In OCI	Recovery (Expense) Recognized In Shareholders’ Equity	Closing Balance
Deferred tax assets

Non-capital losses	$3,508	$299	$-	$41	$3,848

Capital losses	846	1,119	-	-	1,965

Other	43	104	-	-	147

Deferred tax liabilities

Interest capitalized for accounting	(84)	(3)	-	-	(87)

Financing fees	173	(572)	-	24	(375)

Convertible note receivable	-	(29)	-	-	(29)

Long-term investments	(846)	-	(1,091)	-	(1,937)

Silver and gold interests	(3,640)	108	-	-	(3,532)

Other	(262)	186	-	-	(76)
Total	$(262)	$1,212	$(1,091)	$65	$(76)

WHEATON PRECIOUS METALS 2017 ANNUAL REPORT [105]

Notes to the Condensed Interim Consolidated Financial Statements

Years Ended December 31, 2017 and 2016 (US Dollars)

	Year Ended December 31, 2016

Recognized deferred income tax assets and liabilities	Opening Balance	Recovery (Expense) Recognized In Net Earnings	Recovery (Expense) Recognized In OCI	Recovery (Expense) Recognized In Shareholders’ Equity	Closing Balance
Deferred tax assets

Non-capital losses	$3,486	$19	$-	$3	$3,508

Financing fees	979	(261)	-	(545)	173

Capital losses	-	846	-	-	846

Other	276	(233)	-	-	43

Deferred tax liabilities

Interest capitalized for accounting	(84)	-	-	-	(84)

Long-term investments	-	-	(846)	-	(846)

Silver and gold interests	(4,657)	1,017	-	-	(3,640)

Other	(176)	(86)	-	-	(262)

Total	$(176)	$1,302	$(846)	$(542)	$(262)

Deferred income tax assets in Canada not recognized are shown below:

	December 31	December 31

	2017	2016

Non-capital losses	$ 32,388	$ 25,002

Financing fees	7,451	10,480

Silver and gold interests	70,514	70,913

Other	1,366	1,394

Capital losses	10,356	11,019

Unrealized losses on long-term investments	7,828	8,928

Total	$ 129,903	$ 127,736

Deferred income taxes have not been provided on the temporary difference relating to investments in foreign subsidiaries for which the Company can control the timing of and manner in which funds are repatriated and does not plan to repatriate funds to Canada in the foreseeable future that would be subject to tax. The temporary difference relating to investments in foreign subsidiaries is $485 million as at December 31, 2017, of which $455 million will reverse in the future and be exempt from tax on repatriation, leaving $30 million that would be taxable on repatriation.

At December 31, 2017, the Company has available non-capital losses for Canadian income tax purposes which may be carried forward to reduce taxable income in future years. If not utilized, the non-capital losses in the amount of $134 million will expire as follows: 2028 – $29 million, 2029 – $9 million, 2033 – $11 million, 2034 – $5 million, 2035 – $21 million, 2036 – $35 million, 2037 – $24 million. In addition, the Company has available net capital losses of $46 million for Canadian income tax purposes which may be carried forward indefinitely to reduce taxable capital gains in future years.

WHEATON PRECIOUS METALS 2017 ANNUAL REPORT [106]

Notes to the Condensed Interim Consolidated Financial Statements

Years Ended December 31, 2017 and 2016 (US Dollars)

25.	Related Party Transactions

Compensation of Key Management Personnel

Key management personnel compensation, including directors, is as follows:

	Years Ended December 31

(in thousands)	2017	2016

Short-term benefits [1]	$6,836	$6,478

Post-employment benefits	55	51

PSUs [2]	28	(388)

Equity settled stock based compensation (a non-cash expense) [3]	3,427	3,490

Total executive compensation	$10,346	$9,631

1)	Short-term employee benefits include salaries, bonuses payable within twelve months of the balance sheet date and other annual employee benefits.
2)	As more fully disclosed in Note 21.1, PSU compensation expense is recorded on a straight-line basis over the three year vesting period, with the expense being adjusted at the end of each reporting period to reflect (i) the fair value of common shares; (ii) the number of PSUs anticipated to vest; and (iii) the anticipated performance factor.
3)	As more fully disclosed in Notes 20.2 and 20.3, equity settled stock based compensation expense is recorded on a straight-line basis over the vesting period.

26.	Post-Employment Benefit Costs

The Company sponsors a Group Registered Retirement Savings Plan (“RRSP”) for all qualified employees. Participants in the plan can elect to contribute up to the lesser of (i) 50% of the RRSP contribution limit as established under the Income Tax Act (Canada) or (ii) 9% of their annual base salary, and the Company will match this contribution. The assets of the Group RRSP are held separately from those of the Company in independently administered funds.

General and administrative expense during 2017 included $211,000 of contributions to the Group RRSP plan made by the Company, as compared to $196,000 during 2016.

WHEATON PRECIOUS METALS 2017 ANNUAL REPORT [107]

Notes to the Condensed Interim Consolidated Financial Statements

Years Ended December 31, 2017 and 2016 (US Dollars)

27.	Commitments and Contingencies

Silver and Gold Interests

The following table summarizes the Company’s commitments to make per-ounce cash payments for silver and gold to which it has the contractual right pursuant to the precious metal purchase agreements:

	Attributable Payable Production to be Purchased				Per Ounce Cash Payment [1,2]						Term of Agreement		Date of Original Contract
Silver and Gold Interests	Silver		Gold		Silver			Gold

San Dimas	100	% ³	0	% ³		$4.32		$	n/a		Life of Mine		15-Oct-04
Peñasquito	25%		0%			$4.17			n/a		Life of Mine		24-Jul-07
Salobo	0%		75%			n/a			$400		Life of Mine		28-Feb-13
Sudbury	0%		70%			n/a			$400		20 years		28-Feb-13
Antamina	33.75%		0%			variable	[4]		n/a		Life of Mine		3-Nov-15
Constancia	100%		50	% [5]		$5.90	[6]		$400	[6]	Life of Mine		8-Aug-12
Other
Los Filos	100%		0%			$4.34			n/a		25 years		15-Oct-04
Zinkgruvan	100%		0%			$4.34			n/a		Life of Mine		8-Dec-04
Yauliyacu	100	% [7]	0%			$8.80	[8]		n/a		Life of Mine		23-Mar-06
Stratoni	100%		0%			$4.22	[9]		n/a		Life of Mine		23-Apr-07
Minto	100%		100	% [10]		$4.18			$322	¹¹	Life of Mine		20-Nov-08
Neves-Corvo	100%		0%			$4.22			n/a		50 years		5-Jun-07
Aljustrel	100	% ¹²	0%			$4.06			n/a		50 years		5-Jun-07
Keno Hill	25%		0%		$	variable	¹³		n/a		Life of Mine		2-Oct-08
Barrick
Pascua-Lama	25%		0%			$3.90			n/a		Life of Mine		8-Sep-09
Lagunas Norte	100%		0%			$3.90			n/a		8.5 years		8-Sep-09
Pierina	100%		0%			$3.90			n/a		8.5 years	[14]	8-Sep-09
Veladero	100	% [15]	0%			$3.90			n/a		8.5 years		8-Sep-09
Rosemont	100%		100%			$3.90			$450		Life of Mine		10-Feb-10
Loma de La Plata	12.5%		0%			$4.00			n/a		Life of Mine		n/a	[16]
777	100%		50%			$6.08	[6]		$412	[6]	Life of Mine		8-Aug-12
Early Deposit
Toroparu	50%		10%			$3.90			$400		Life of Mine		11-Nov-13
Cotabambas	100	% [17]	25	% [17]		$5.90			$450		Life of Mine		21-Mar-16
Kutcho	100	% [18]	100	% [18]	$	variable	[19]		variable	[19]	Life of Mine		12-Dec-17

1)	Subject to an annual inflationary adjustment with the exception of Loma de La Plata and Sudbury.
2)	Should the prevailing market price for silver or gold be lower than this amount, the per ounce cash payment will be reduced to the prevailing market price, with the exception of Yauliyacu where the per ounce cash payment will not be reduced below $4.30 per ounce, subject to an annual inflationary factor.
3)	On January 12, 2018, the Company announced that the existing San Dimas SPA was being cancelled and that the Company had entered into a new San Dimas PMPA. Under the terms of the new agreement, which is expected to close before the end of April 2018, the Company will be committed to purchase an amount of gold equal to 25% of gold production from San Dimas plus an additional amount of gold equal to 25% of silver production from San Dimas converted to gold at a fixed gold to silver exchange ratio of 70:1. Note that if the average gold to silver price ratio decreases to less than 50:1 or increases to more than 90:1 for a period of 6 months or more, then the “70” shall be revised to “50” or “90”, as the case may be, until such time as the average gold to silver price ratio is between 50:1 to 90:1 for a period of 6 months or more in which event the “70” shall be reinstated.
4)	The Company is committed to pay Glencore 20% of the spot price of silver for each ounce of silver delivered under the Antamina silver purchase agreement.
5)	Gold recoveries will be set at 55% for the Constancia deposit and 70% for the Pampacancha deposit until 265,000 ounces of gold have been delivered to the Company.
6)	Subject to an increase to $9.90 per ounce of silver and $550 per ounce of gold after the initial 40 year term.
7)	Wheaton is committed to purchase from Glencore a per annum amount equal to the first 1.5 million ounces of payable silver produced at Yauliyacu and 50% of any excess.
8)	Should the market price of silver exceed $20 per ounce, in addition to the $8.80 per ounce, the Company is committed to pay Glencore an additional amount for each ounce of silver delivered equal to 50% of the excess, to a maximum of $10 per ounce, such that when the market price of silver is $40 or above, the Company will pay Glencore $18.80 per ounce of silver delivered.
9)	In October 2015, in order to incentivize additional exploration and potentially extend the limited remaining mine life of Stratoni, Wheaton and Eldorado Gold agreed to modify the Stratoni silver purchase agreement. The primary modification is to increase the production price per ounce of silver delivered to Wheaton over the current fixed price by one of the following amounts: (i) $2.50 per ounce of silver delivered if 10,000 meters of drilling is completed outside of the existing ore body and within Wheaton’s defined area of interest (“Expansion Drilling”); (ii) $5.00 per ounce of silver delivered if 20,000 meters of Expansion Drilling is completed; and (iii) $7.00 per ounce of silver delivered if 30,000 meters of Expansion Drilling is completed. Drilling in all three cases must be completed by December 31, 2020, in order for the agreed upon increase in production price to be initiated.
10)	The Company is committed to acquire 100% of the first 30,000 ounces of gold produced per annum and 50% thereafter.
11)	In October 2017, in order to incentivize Capstone Mining Corp. (Capstone) to extend the Minto mine life, the Company agreed to amend the Minto precious metal purchase agreement. The primary modification is to increase the production payment per ounce of gold delivered to Wheaton over the current fixed price in periods where the market price of copper is lower than $2.50 per pound. In consideration for this contract amendment and certain other agreements made between the Company and Capstone, Capstone issued 6.8 million shares to Wheaton with a value of $8 million.
12)	Wheaton only has the rights to silver contained in concentrate containing less than 15% copper at the Aljustrel mine.
13)	The production payment related to the Keno Hill silver interest is a function of the silver head grade and silver spot price in the month in which the silver is produced.
14)	As per Barrick’s disclosure, closure activities were initiated at Pierina in August 2013.
15)	Wheaton’s attributable silver production is subject to a maximum of 8% of the silver contained in the ore processed at Veladero during the period.
16)	Terms of the agreement not yet finalized.
17)	Once 90 million silver equivalent ounces attributable to Wheaton have been produced, the attributable production to be purchased will decrease to 66.67% of silver production and 16.67% of gold production for the life of mine.
18)	Once 51,000 ounces of gold and 5.6 million ounces of silver have been delivered to Wheaton, the stream will decrease to 66.67% of silver and gold production for the life of mine.
19)	The Company is committed to pay Kutcho 20% of the spot price of silver and gold for each ounce of silver and gold delivered under the Kutcho Early Deposit Agreement.

WHEATON PRECIOUS METALS 2017 ANNUAL REPORT [108]

Notes to the Condensed Interim Consolidated Financial Statements

Years Ended December 31, 2017 and 2016 (US Dollars)

Other Contractual Obligations and Contingencies

	Obligations With Scheduled Payment Dates
(in thousands)	2018	2019 - 2021	2022 - 2023	After 2023	Sub-Total	Other Commitments	Total

Bank debt [1]	$-	$-	$770,000	$-	$770,000	$-	$770,000
Interest [2]	24,845	82,055	4,564	-	111,464	-	111,464
Silver and gold interest payments [3]
Rosemont [4]	-	-	-	-	-	231,150	231,150
Loma de La Plata	-	-	-	-	-	32,400	32,400
Toroparu	-	-	-	-	-	138,000	138,000
Cotabambas	1,500	4,500	2,500	-	8,500	126,000	134,500
Kutcho	7,000	-	-	-	7,000	58,000	65,000
Operating leases	1,303	3,381	1,808	1,206	7,698	-	7,698

Total contractual obligations	$34,648	$89,936	$778,872	$1,206	$904,662	$585,550	$1,490,212

1)	At December 31, 2017, the Company had $770 million drawn and outstanding on the Revolving Facility.
2)	As the applicable interest rates are floating in nature, the interest charges are estimated based on market-based forward interest rate curves at the end of the reporting period combined with the assumption that the principal balance outstanding at December 31, 2017 does not change until the debt maturity date.
3)	Does not reflect the contingent payment due related to the Salobo gold purchase agreement (see the Salobo section, below).
4)	Includes contingent transaction costs of $1 million.

Rosemont

In connection with the Rosemont precious metal purchase agreement, the Company is committed to pay Hudbay total upfront cash payments of $230 million on an installment basis to partially fund construction of the Rosemont mine once certain milestones are achieved, including the receipt of key permits and securing the necessary financing to complete construction of the mine.

Loma de La Plata

In connection with the Company’s election to convert the debenture with Pan American Silver Corp. (“Pan American”) into a silver purchase agreement, the Company is committed to pay Pan American total upfront cash payments of $32 million following the satisfaction of certain conditions, including Pan American receiving all necessary permits to proceed with the mine construction.

Toroparu

In connection with the Toroparu Early Deposit Agreement, the Company is committed to pay Sandspring an additional $138 million, payable on an installment basis to partially fund construction of the mine. Following the delivery of certain feasibility documentation or after December 31, 2018 if the feasibility documentation has not been delivered to Wheaton by such date, Wheaton may elect not to proceed with the agreement or not pay the balance of the upfront consideration and reduce the gold stream percentage from 10% to 0.909% and the silver stream percentage from 50% to nil. If Wheaton elects to terminate, Wheaton will be entitled to a return of the amounts advanced less $2 million which is non-refundable on the occurrence of certain events. If Wheaton elects to reduce the streams, Sandspring may return the amount of the deposit already advanced less $2 million to Wheaton and terminate the agreement.

Cotabambas

In connection with the Cotabambas Early Deposit Agreement, the Company is committed to pay Panoro a total cash consideration of $140 million, of which $6 million has been paid to date. Once certain conditions have been met, the Company will advance an additional $8 million to Panoro, spread over up to seven years. Following the delivery of a bankable definitive feasibility study, environmental study and impact assessment, and other related documents (collectively, the “Cotabambas Feasibility Documentation”), and receipt of permits and construction commencing, the Company may then advance the remaining deposit or elect to terminate the Cotabambas Early Deposit Agreement. If the Company elects to terminate, the Company will be entitled to a return of the portion of the amounts advanced less $2 million payable upon certain triggering events occurring. Until January 1, 2020, Panoro has a one-time option to repurchase 50% of the precious metal stream on a change of control for an amount based on a calculated rate of return for the Company.

WHEATON PRECIOUS METALS 2017 ANNUAL REPORT [109]

Notes to the Condensed Interim Consolidated Financial Statements

Years Ended December 31, 2017 and 2016 (US Dollars)

Kutcho

In connection with the Kutcho Early Deposit Agreement, the Company is committed to pay Kutcho a total cash consideration of $65 million, of which $7 million will be advanced in two installments as an early deposit upon satisfaction of certain conditions and $58 million which will be advanced on an installment basis to partially fund construction of the mine once certain conditions have been satisfied.

The Company will be required to make an additional payment to Kutcho, of up to $20 million, if processing throughput is increased to 4,500 tonnes per day or more within 5 years of attaining commercial production.

Salobo

The Salobo mine currently has a mill throughput capacity of 24 million tonnes per annum (“Mtpa”). If actual throughput is expanded above 28 Mtpa within a predetermined period, and depending on the grade of material processed, Wheaton will be required to make an additional payment to Vale based on a set fee schedule ranging from $113 million if throughput is expanded beyond 28 Mtpa by January 1, 2036, up to $953 million if throughput is expanded beyond 40 Mtpa by January 1, 2021.

Primero Mining Corp. (“Primero”)

On March 30, 2017, Wheaton provided the Primero Guarantee to the lenders under the Primero Facility. On January 12, 2018, Primero announced that they had entered into a definitive agreement whereby First Majestic Silver Corp. (“First Majestic”) will acquire all of the issued and outstanding common shares of Primero (the “Arrangement”). In connection with the Arrangement, the Company has agreed to extend the Primero Guarantee to the earlier of April 30, 2018, and the completion or termination of the Arrangement. Primero is obligated to pay Wheaton a fee equal to a rate of approximately 5% per annum in connection with the Primero Guarantee and extensions of the Primero Guarantee. As of December 31, 2017, there was $30 million outstanding under the Primero Facility, excluding interest, fees and expenses.

Other

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters are outstanding from time to time. By their nature, contingencies will only be resolved when one or more future events occur or fail to occur. The assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. If the Company is unable to resolve any of these matters favorably, there may be a material adverse impact on the Company’s financial performance, cash flows or results of operations. In the event that management’s estimate of the future resolution of these matters changes, the Company will recognize the effects of the changes in its consolidated financial statements in the appropriate period relative to when such changes occur.

2005 – 2010 Taxation Years: Canada Revenue Agency Dispute

On September 24, 2015, the Company received Notices of Reassessment (the “Reassessments”) from the CRA totaling $282 million (Cdn$353 million) for federal and provincial tax, transfer pricing penalties, interest and other penalties for the 2005-2010 taxation years. The CRA’s position in the Reassessments is that the transfer pricing provisions of the Income Tax Act (Canada) (the “Act”) relating to income earned by the Company’s foreign subsidiaries outside of Canada should apply such that the income of Wheaton subject to tax in Canada should be increased by an amount equal to substantially all of the income earned outside of Canada by the Company’s foreign subsidiaries for the 2005-2010 taxation years. Management believes that the Company has filed its tax returns and paid applicable taxes in compliance with Canadian tax law, and as a result no amounts have been recorded for any potential liability arising from this matter. Wheaton is vigorously defending its tax filing positions.

On January 8, 2016, the Company commenced an appeal in the Tax Court of Canada. The Company was required to make a deposit of 50% of the reassessed amounts of tax, interest and penalties. Instead of making this deposit in cash, on March 15, 2016, the Company posted security in the form of a letter of guarantee in the amount of $153 million (Cdn$192 million), which included interest accrued to March 2016 plus estimated interest for the following year. In March 2017 and 2018, additional letters of guarantee in the amounts of $9 million (Cdn$11 million) and $8 million (Cdn$10 million), respectively, were delivered to the CRA as security for additional estimated interest for the respective following year. The Company is in the discovery phase of the appeal. The timing for the completion of the court process is uncertain.

WHEATON PRECIOUS METALS 2017 ANNUAL REPORT [110]

Notes to the Condensed Interim Consolidated Financial Statements

Years Ended December 31, 2017 and 2016 (US Dollars)

2011 – 2015 Taxation Years: Audit of International Transactions

The CRA has also commenced an audit of the Company’s international transactions covering the 2011-2013 taxation years, which is currently ongoing. During the third quarter of 2017, the CRA expanded this audit to include the 2014-2015 taxation years. The Company has not received any proposal or notices of reassessment for the 2011-2015 taxation years in connection with this audit.

For ease of reference, the following provides an overview of the current status of CRA matters:

	CRA Position/Status	Potential Income Inclusion	Potential Income Tax Payable (1)	Payments Made	Timing
2005-2010 Taxation Years	Transfer pricing provisions of the Act should apply such that Wheaton’s income subject to tax in Canada should be increased by an amount equal to substantially all of the income earned outside of Canada by Wheaton’s foreign subsidiaries.	CRA has reassessed Wheaton and is seeking to increase Wheaton’s income subject to tax in Canada by Cdn$715 million.	CRA has reassessed Wheaton and is seeking to impose income tax of $161 million (Cdn$201 million).(2),(3)	Wheaton has posted security in the form of letters of guarantee totaling $170 million (Cdn$213 million) reflecting 50% of all assessed tax, penalties and interest accrued to March 15, 2019.(3),(4)	An appeal in the Tax Court of Canada commenced January 8, 2016. Timing of resolution of the matter in court is uncertain.
2011-2015 Taxation Years	CRA audit of 2011-2013 taxation years commenced January 19, 2016, with the 2014-2015 taxation years being added September 2017. CRA has not issued a proposal or reassessment.	If CRA were to reassess on a similar basis as 2005-2010 taxation years, CRA would seek to increase Wheaton’s income subject to tax in Canada by approximately $1.6 billion. (5)	If CRA were to reassess on a similar basis as 2005-2010 taxation years, CRA would seek to impose income tax of approximately $347 million (Cdn$435 million).(5), (6)	N/A	Time to complete CRA audit unknown.
2016-2017 Taxation Years	Remains open to audit by CRA.	If CRA were to audit and then reassess on a similar basis as 2005-2010 taxation years, CRA would seek to increase Wheaton’s income subject to tax in Canada by approximately $262 million. (5)	If CRA were to audit and then reassess on a similar basis as 2005-2010 taxation years, CRA would seek to impose income tax of approximately $71 million (Cdn$89 million).(5), (7)	N/A	N/A

1)	For the taxation years ended after December 31, 2010, the Company files its Canadian tax returns in US dollars. However, taxes payable, if any, are payable in Canadian dollars based on the exchange rate applicable on the original payment due date. As a result, the US dollar amounts reflected in the table above are subject to fluctuations in the value of the Canadian dollar relative to the US dollar. Canadian dollar amounts in this table have been converted to US dollars at the exchange rate applicable at the balance sheet date as quoted by the Bank of Canada.
2)	For the 2005-2010 taxation years, transfer pricing penalties of $57 million (Cdn$72 million) and interest and other penalties of $64 million (Cdn$81 million) were also assessed by the CRA. The total reassessment issued on September 24, 2015 was $282 million (Cdn$353 million). Additional interest accruing to December 31, 2017 on the total amount reassessed is estimated at $35 million (Cdn$45 million) for the 2005-2010 taxation years.
3)	As a consequence of the CRA’s reassessment of the 2005-2010 taxation years, CRA has denied non-capital losses of $12 million and $14 million that the Company had carried forward and applied to the 2011 and 2012 taxation years, respectively. Accordingly, the Company has carried back non-capital losses from subsequent taxation years to eliminate the taxable income in the 2011 and 2012 taxation years. However, interest and penalties of $1 million (Cdn$1.3 million) remained owing, 50% of which has been paid as the Company filed Notices of Objection with respect to the reassessments of the 2011 and 2012 taxation years. The reassessments do not relate to the CRA international audit of the 2011-2015 taxation years.
4)	Estimates of interest given as of the date stated. Interest accrues until payment date.
5)	For precious metal purchase agreements with upfront payments paid in the form of a deposit, the estimates of income inclusion and tax payable are computed on the basis that the cost of precious metal acquired under such precious metal purchase agreements is equal to the market value of such precious metal while the deposit is outstanding, and the cash cost thereafter.
6)	If CRA were to reassess the 2011-2015 taxation years and continue to apply transfer pricing penalties, management estimates that transfer pricing penalties of approximately $161 million and interest (calculated to December 31, 2017) and other penalties of approximately $98 million may be applicable for the 2011-2015 taxation years.
7)	If CRA were to reassess the 2016-2017 taxation years and continue to apply transfer pricing penalties, management estimates that transfer pricing penalties of approximately $26 million and interest (calculated to December 31, 2017) and other penalties of approximately $5 million may be applicable for the 2016-2017 taxation years.

WHEATON PRECIOUS METALS 2017 ANNUAL REPORT [111]

Notes to the Condensed Interim Consolidated Financial Statements

Years Ended December 31, 2017 and 2016 (US Dollars)

U.S. Shareholder Class Action

During July 2015, after the Company disclosed that the CRA was proposing that they would issue the Reassessments, two putative securities class action lawsuits were filed against the Company in the U.S. District Court for the Central District of California in connection with the Proposal (the “Complaints”).

On October 19, 2015, the Complaints were consolidated into one action, In re Silver Wheaton Securities Litigation, as against the Company, Randy Smallwood, President & Chief Executive Officer, Gary Brown, Senior Vice President & Chief Financial Officer and Peter Barnes, former Chief Executive Officer (together the “Defendants”) and a lead plaintiff (the “Plaintiff”) was selected. On December 18, 2015, the Plaintiff filed a consolidated amended complaint (the “Amended Complaint”). The Amended Complaint alleges, among other things, that the Defendants made false and/or misleading statements, as well as failed to disclose material adverse facts about the Company’s business, operations, prospects and performance in violation of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Specifically, the Amended Complaint focuses on the Reassessments. The Amended Complaint purports to be brought on behalf of persons who purchased or otherwise acquired the Company’s securities in the United States during an alleged class period of March 30, 2011 to July 6, 2015.

At a hearing on June 6, 2016, the Court denied the Defendants’ motion to dismiss. A denial of such a motion is not a ruling on the merits of the claims in the lawsuit. Certification of the class was granted by the Court on May 11, 2017. The Court has set a trial date of August 20, 2019.

The Company believes the allegations are without merit and intends to vigorously defend against this matter. No amounts have been recorded for any potential liability arising from this matter, as the original Complaints do not specify a quantum of damages and the Company cannot reasonably predict the outcome.

Canadian Shareholder Class Action

By Notice of Action dated August 10, 2016 (as amended September 2, 2016), proposed representative plaintiff Suzan Poirier commenced proceedings pursuant to the Class Proceedings Act (Ontario) in the Ontario Superior Court of Justice against Wheaton Precious Metals Corp., Randy Smallwood, President and Chief Executive Officer and Gary Brown, Senior Vice President & Chief Financial Officer. The statement of claim filed alleges, among other things, misrepresentation pursuant to primary and secondary market civil liability provisions under the Securities Act (Ontario), common law negligence and negligent misrepresentation. The claim focuses on the Reassessments. The statement of claim purports to be brought on behalf of persons who (i) acquired Wheaton common shares in Wheaton’s March 2015 public offering, and (ii) acquired Wheaton common shares in the secondary market, other than in the United States, during an alleged class period of August 14, 2013 to July 6, 2015 inclusive.

The Company believes that the allegations are without merit and intends to vigorously defend against this matter. No amounts have been recorded for potential liability arising from this claim as no value has been specified in the statement of claim and the Company cannot reasonably predict the outcome.

WHEATON PRECIOUS METALS 2017 ANNUAL REPORT [112]

Notes to the Condensed Interim Consolidated Financial Statements

Years Ended December 31, 2017 and 2016 (US Dollars)

28.	Segmented Information

Operating Segments

The Company’s reportable operating segments, which are the components of the Company’s business where separate financial information is available and which are evaluated on a regular basis by the Company’s Chief Executive Officer (“CEO”), who is the Company’s chief operating decision maker, for the purpose of assessing performance, are summarized in the tables below:

Year Ended December 31, 2017

(in thousands)	Sales	Cost of Sales	Depletion	Gross Margin	Impairment Charges [1]	Net Earnings (Loss)	Cash Flow From Operations	Total Assets

Silver

San Dimas [5]	$65,677	$16,790	$5,713	$43,174	$-	$43,174	$48,887	$134,862

Peñasquito [5]	87,906	20,856	14,827	52,223	-	52,223	67,050	403,250

Antamina [5]	100,617	20,183	58,168	22,266	-	22,266	80,434	757,638

Constancia [5]	33,026	11,353	14,168	7,505	-	7,505	21,470	261,803

Other 2, [5]	132,048	41,454	28,820	61,774	228,680	(166,906)	88,495	523,135

	$419,274	$110,636	$121,696	$186,942	$228,680	$(41,738)	$306,336	$2,080,688

Gold

Sudbury 3, [5]	$35,253	$11,202	$21,547	$2,504	$-	$2,504	$24,042	$379,988

Salobo [5]	317,596	100,946	96,103	120,547	-	120,547	216,650	2,808,732

Constancia [5]	11,125	3,537	3,619	3,969	-	3,969	7,575	122,051

Other 4, [5]	59,967	17,480	19,415	23,072	-	23,072	38,778	31,818

	$423,941	$133,165	$140,684	$150,092	$-	$150,092	$287,045	$3,342,589

Total silver and gold interests	$843,215	$243,801	$262,380	$337,034	$228,680	$108,354	$593,381	$5,423,277

Corporate

General and administrative						$(34,673)	$(30,298)

Interest expense						(24,993)	(25,243)

Other						8,129	968

Income tax recovery						886	-

Total corporate						$(50,651)	$(54,573)	$260,036

Consolidated						$57,703	$538,808	$5,683,313

1)	See Note 12 for further information
2)	Where a silver interest represents less than 10% of the Company’s sales, gross margin or aggregate asset book value and is not evaluated on a regular basis by the Company’s CEO for the purpose of assessing performance, the silver interest has been summarized under Other silver interests. Other silver interests are comprised of the operating Los Filos, Zinkgruvan, Yauliyacu, Stratoni, Neves-Corvo, Cozamin, Minto, Lagunas Norte, Pierina, Veladero and 777 silver interests as well as the non-operating Keno Hill, Aljustrel, Loma de La Plata, Pascua-Lama and Rosemont silver interests. The Cozamin precious metal purchase agreement expired on April 4, 2017.
3)	Comprised of the operating Coleman, Copper Cliff, Garson, Creighton and Totten gold interests, the non-operating Victor gold interest and the Stobie gold interest which was placed into care and maintenance during the second quarter of 2017.
4)	Where a gold interest represents less than 10% of the Company’s sales, gross margin or aggregate asset book value and is not evaluated on a regular basis by the Company’s CEO for the purpose of assessing performance, the gold interest has been summarized under Other gold interests. Other gold interests are comprised of the operating Minto and 777 gold interests and the non-operating Rosemont gold interest.
5)	As it relates to mine operator concentration risk:
a.	The counterparty obligations under the Salobo and Sudbury PMPA’s are guaranteed by the parent company Vale. Total revenues relative to Vale during the year ended December 31, 2017 were 42% of the Company’s total revenue.
b.	The counterparty obligations under the Antamina and Yauliyacu (which is included as part of Other silver interests) PMPA’s are guaranteed by the parent company Glencore plc (“Glencore”) and its subsidiary. Total revenues relative to Glencore during the year ended December 31, 2017 were 16% of the Company’s total revenue.
c.	The counterparty obligations under the Penasquito PMPA are guaranteed by the parent company Goldcorp Corp. (“Goldcorp”). Total revenues relative to Goldcorp during the year ended December 31, 2017 were 10% of the Company’s total revenue.
d.	The counterparty obligations under the Constancia PMPA and 777 PMPA (which is included as part of Other silver and gold interests) are guaranteed by the parent company Hudbay Minerals Inc. (“Hudbay”). Total revenues relative to Hudbay during the year ended December 31, 2017 were 10% of the Company’s total revenue.
e.	The counterparty obligations under the San Dimas PMPA are guaranteed by the parent company Primero Mining Corp. (“Primero”). Total revenues relative to Primero during the year ended December 31, 2017 were 10% of the Company’s total revenue.
Should any of these mine operators become unable or unwilling to fulfill their obligations under their agreements with the Company, there could be a material adverse impact on the Company including, but not limited to, the Company’s revenue, net income and cash flows from operations.

WHEATON PRECIOUS METALS 2017 ANNUAL REPORT [113]

Notes to the Condensed Interim Consolidated Financial Statements

Years Ended December 31, 2017 and 2016 (US Dollars)

Year Ended December 31, 2016

(in thousands)	Sales	Cost of Sales	Depletion	Gross Margin	Impairment Charges [1]	Net Earnings (Loss)	Cash Flow From Operations	Total Assets

Silver

San Dimas [5]	$91,929	$23,031	$5,980	$62,918	$-	$62,918	$68,898	$140,575

Peñasquito	71,196	17,111	12,770	41,315	-	41,315	54,085	418,077

Antamina [5]	120,916	24,180	71,229	25,507	-	25,507	96,736	815,806

Constancia [5]	41,019	14,297	17,960	8,762	-	8,762	26,926	275,971

Other 2, [5]	155,281	46,623	42,782	65,876	-	65,876	110,364	785,570

	$480,341	$125,242	$150,721	$204,378	$-	$204,378	$357,009	$2,435,999

Gold

Sudbury 3, [5]	$53,384	$17,134	$33,715	$2,535	$71,000	$(68,465)	$36,281	$401,535

Salobo [5]	253,582	81,781	81,430	90,371	-	90,371	171,802	2,904,835

Constancia [5]	18,792	6,112	6,255	6,425	-	6,425	12,693	125,670

Other 4, [5]	85,458	24,165	36,581	24,712	-	24,712	66,527	51,233

	$411,216	$129,192	$157,981	$124,043	$71,000	$53,043	$287,303	$3,483,273

Total silver and gold interests	$891,557	$254,434	$308,702	$328,421	$71,000	$257,421	$644,312	$5,919,272

Corporate

General and administrative						$(34,439)	$(32,563)

Interest expense						(24,193)	(23,317)

Other						(4,982)	(4,131)

Income tax recovery						1,330	-

Total corporate						$(62,284)	$(60,011)	$234,047

Consolidated						$195,137	$584,301	$6,153,319

1)	See Note 12 for further information
2)	Where a silver interest represents less than 10% of the Company’s sales, gross margin or aggregate asset book value and is not evaluated on a regular basis by the Company’s CEO for the purpose of assessing performance, the silver interest has been summarized under Other silver interests. Other silver interests are comprised of the operating Los Filos, Zinkgruvan, Yauliyacu, Stratoni, Neves-Corvo, Cozamin, Minto, Lagunas Norte, Pierina, Veladero and 777 silver interests as well as the non-operating Keno Hill, Aljustrel, Loma de La Plata, Pascua-Lama and Rosemont silver interests. The Cozamin precious metal purchase agreement expired on April 4, 2017.
3)	Comprised of the operating Coleman, Copper Cliff, Garson, Creighton and Totten gold interests, the non-operating Victor gold interest and the Stobie gold interest which was placed into care and maintenance during the second quarter of 2017.
4)	Where a gold interest represents less than 10% of the Company’s sales, gross margin or aggregate asset book value and is not evaluated on a regular basis by the Company’s CEO for the purpose of assessing performance, the gold interest has been summarized under Other gold interests. Other gold interests are comprised of the operating Minto and 777 gold interests and the non-operating Rosemont gold interest.
5)	As it relates to mine operator concentration risk:
a.	The counterparty obligations under the Salobo and Sudbury PMPA’s are guaranteed by the parent company Vale. Total revenues relative to Vale during the year ended December 31, 2016 were 34% of the Company’s total revenue.
b.	The counterparty obligations under the Antamina and Yauliyacu (which is included as part of Other silver interests) PMPA’s are guaranteed by the parent company Glencore plc (“Glencore”) and its subsidiary. Total revenues relative to Glencore during the year ended December 31, 2016 were 18% of the Company’s total revenue.
c.	The counterparty obligations under the Constancia PMPA and 777 PMPA (which is included as part of Other silver and gold interests) are guaranteed by the parent company Hudbay Minerals Inc. (“Hudbay”). Total revenues relative to Hudbay during the year ended December 31, 2016 were 12% of the Company’s total revenue.
d.	The counterparty obligations under the San Dimas PMPA are guaranteed by the parent company Primero Mining Corp. (“Primero”). Total revenues relative to Primero during the year ended December 31, 2016 were 10% of the Company’s total revenue.
Should any of these mine operators become unable or unwilling to fulfill their obligations under their agreements with the Company, there could be a material adverse impact on the Company, including, but not limited to, the Company’s revenue, net income and cash flows from operations.

WHEATON PRECIOUS METALS 2017 ANNUAL REPORT [114]

Notes to the Condensed Interim Consolidated Financial Statements

Years Ended December 31, 2017 and 2016 (US Dollars)

Geographical Areas

The Company’s geographical information, which is based on the location of the mining operations to which the silver or gold interests relate, are summarized in the tables below:

	Year Ended December 31, 2017

			Carrying Amount

(in thousands)	Sales		Silver Interests	Gold Interests	Total

North America

Canada	$106,733	13%	$36,798	$411,807	$448,605	8%

United States	-	0%	433	-	433	0%

Mexico	162,390	19%	539,620	-	539,620	9%

Europe

Greece	8,756	1%	9,036	-	9,036	0%

Portugal	8,616	1%	23,725	-	23,725	0%

Sweden	27,569	3%	39,614	-	39,614	1%

South America

Argentina / Chile [1]	12,041	1%	266,989	-	266,989	5%

Brazil	317,597	38%	-	2,808,731	2,808,731	52%

Peru	199,513	24%	1,164,473	122,051	1,286,524	24%

Consolidated	$843,215	100%	$2,080,688	$3,342,589	$5,423,277	99%

1)	Includes the Pascua-Lama project, which straddles the border of Argentina and Chile.

	Year Ended December 31, 2016

			Carrying Amount

(in thousands)	Sales		Silver Interests	Gold Interests	Total

North America

Canada	$150,567	17%	$45,741	$452,768	$498,509	13%

United States	-	0%	433	-	433	0%

Mexico	181,190	20%	560,727	-	560,727	0%

Europe

Greece	11,261	1%	15,138	-	15,138	0%

Portugal	9,311	1%	24,598	-	24,598	0%

Sweden	35,721	4%	42,180	-	42,180	0%

South America

Argentina / Chile [1]	11,662	1%	502,598	-	502,598	0%

Brazil	253,582	29%	-	2,904,835	2,904,835	83%

Peru	238,263	27%	1,244,584	125,670	1,370,254	4%

Consolidated	$891,557	100%	$2,435,999	$3,483,273	$5,919,272	100%

1)	Includes the Pascua-Lama project, which straddles the border of Argentina and Chile.

WHEATON PRECIOUS METALS 2017 ANNUAL REPORT [115]

Notes to the Condensed Interim Consolidated Financial Statements

Years Ended December 31, 2017 and 2016 (US Dollars)

29.	Subsequent Events

Declaration of Dividend

On March 21, 2018, the Board of Directors declared a dividend in the amount of $0.09 per common share as per the Company’s stated dividend policy whereby the quarterly dividend will be equal to 30% of the average of the operating cash flow of the previous four quarters. This dividend is payable to shareholders of record on April 6, 2018 and is expected to be distributed on or about April 20, 2018. The Company has implemented a dividend reinvestment plan (“DRIP”) whereby shareholders can elect to have dividends reinvested directly into additional Wheaton common shares at a discount of 3% of the Average Market Price, as defined in the DRIP.

Restructuring of San Dimas Precious Metal Purchase Agreement

On January 12, 2018, Primero announced that they had entered into a definitive agreement whereby First Majestic will acquire all of the issued and outstanding common shares of Primero (the “Arrangement”). In conjunction with the proposed Arrangement, the Company has agreed to terminate the existing Primero SPA (Note 11) and enter into a new precious metal purchase agreement with First Majestic relating to the San Dimas mine (the “San Dimas PMPA”). Under the terms of the new stream, the Company will be entitled to an amount of gold equal to 25% of gold production from San Dimas plus an additional amount of gold equal to 25% of silver production from San Dimas converted to gold at a fixed gold to silver exchange ratio of 70:11.

As consideration for terminating the existing Primero SPA, in addition to the new stream, the Company will receive 20,914,590 First Majestic common shares reflecting an aggregate value of $151 million2 (the “First Majestic Shares”). The First Majestic Shares will represent approximately 11% of First Majestic’s current issued and outstanding shares and will be subject to a six month hold period (subject to certain exceptions) with volume selling restrictions thereafter.

Goldcorp Inc. (“Goldcorp”) has provided a guarantee with respect to the delivery by Primero of all silver produced and owing under the San Dimas silver purchase agreement (Note 11) to the Company until 2029 (the “Goldcorp Guarantee”). At the time of closing of the Arrangement, Wheaton has agreed to release Goldcorp from the Goldcorp Guarantee in consideration for a payment of $10 million.

The termination of the existing Primero SPA and the effectiveness of the new San Dimas PMPA remain subject to a number of conditions, including completion of the Arrangement. Primero has indicated that closing of the Arrangement is anticipated to occur before the end of April 2018 subject to applicable regulatory approvals (including anti-trust clearance in Mexico) and the satisfaction of other customary conditions, but there can be no assurance that the Arrangement will be completed on the terms noted or at all.

[1]	If the average gold to silver price ratio decreases to less than 50:1 or increases to more than 90:1 for a period of 6 months or more, then the “70” shall be revised to “50” or “90”, as the case may be, until such time as the average gold to silver price ratio is between 50:1 to 90:1 for a period of 6 months or more in which event the “70” shall be reinstated.
[2]	Number of First Majestic Shares is based on the 20-day volume weighted average price of the First Majestic common shares ending as of January 10, 2018 and are issuable at the time of termination of the Primero SPA.

WHEATON PRECIOUS METALS 2017 ANNUAL REPORT [116]

CORPORATE

INFORMATION

CANADA – HEAD OFFICE	TRANSFER AGENT
WHEATON PRECIOUS METALS CORP.	AST Trust Company
Suite 3500	1600 – 1066 West Hastings Street
1021 West Hastings Street	Vancouver, BC V6E 3X1
Vancouver, BC V6E 0C3
Canada	Toll-free in Canada and the United States:
T: 1 604 684 9648	1 800 387 0825
F: 1 604 684 3123
Outside of Canada and the United States:
CAYMAN ISLANDS OFFICE	1 416 682 3860
Wheaton Precious Metals International Ltd.
Suite 300, 94 Solaris Avenue	E: inquiries@canstockta.com
Camana Bay
P.O. Box 1791 GT, Grand Cayman	AUDITORS
Cayman Islands KY1-1109	Deloitte LLP
Vancouver, BC
STOCK EXCHANGE LISTING
Toronto Stock Exchange: WPM	INVESTOR RELATIONS
New York Stock Exchange: WPM	PATRICK DROUIN
Senior Vice President, Investor Relations
DIRECTORS	T: 1 604 684 9648
GEORGE BRACK	TF: 1 800 380 8687
JOHN BROUGH	E: info@wheatonpm.com
PETER GILLIN
CHANTAL GOSSELIN
DOUGLAS HOLTBY, Chairman
CHARLES JEANNES
EDUARDO LUNA
MARILYN SCHONBERNER
RANDY SMALLWOOD

OFFICERS
RANDY SMALLWOOD
President & Chief Executive Officer

CURT BERNARDI
Senior Vice President,
Legal & Corporate Secretary

GARY BROWN
Senior Vice President
& Chief Financial Officer

PATRICK DROUIN
Senior Vice President,
Investor Relations

HAYTHAM HODALY
Senior Vice President,
Corporate Development

Wheaton Precious Metals is a trademark of Wheaton Precious Metals Corp. in Canada, the United States and certain other jurisdictions.

T: 1 604 684 9648
F: 1 604 684 3123

WWW.WHEATONPM.COM